Exhibit 2.1

Execution Copy
AGREEMENT AND PLAN OF MERGER
among
TRANSOCEAN INC.,
GLOBALSANTAFE CORPORATION
and
TRANSOCEAN WORLDWIDE INC.
Dated as of July 21, 2007

i

Page
Section 10.13 Enforcement of Agreement	81
Section 10.14 Waiver of Jury Trial	81
Section 10.15 No Recourse	81

GLOSSARY OF DEFINED TERMS

Defined Terms	Where Defined
Action	Section 7.13(a)
Affected Employee	Section 7.14(a)
Affiliate	Section 5.27
Agreement	Preamble
Amended and Restated Transocean Articles	Section 2.3
Amended and Restated Transocean Memorandum	Section 2.3
Antitrust Laws	Section 7.5(c)
Applicable Laws	Section 5.5(a)
Certificates	Section 4.2(b)
Closing	Section 1.3
Closing Date	Section 1.3
Code	Recitals
Companies Law	Recitals
Competition Actions	Section 7.5(a)
Confidentiality and Standstill Agreement	Section 7.2(a)
Court	Section 7.15(a)
Cutoff Date	Section 7.2(d), 7.3(d)
Derivative Transaction	Section 5.25
Designated GlobalSantaFe Directors	Section 3.1
Designated Transocean Directors	Section 3.1
DGCL	Section 1.1
Effective Time	Section 7.15(b)
Employees	Section 7.14(d)
Environmental Laws	Section 5.13(a)
ERISA	Section 5.11(a)
ERISA Affiliate	Section 5.11(b)
Exchange Act	Section 4.4
Exchange Agent	Section 4.2(a)
Exchange Fund	Section 4.2(a)
FCPA	Section 5.5(e)
Financing	Section 7.16(a)
Financing Commitments	Section 7.16(a)
Form S-4	Section 7.8(a)
GAAP	Recitals
GlobalSantaFe	Preamble
GlobalSantaFe Acquisition Proposal	Section 7.2(a)
GlobalSantaFe Adjustment Fraction	Section 4.1(c)(iv)
GlobalSantaFe Adverse Recommendation Change	Section 7.2(d)(i)
GlobalSantaFe Benefit Plans	Section 5.11(a)
GlobalSantaFe Cash Consideration	Section 4.1(b)
GlobalSantaFe Court Orders	Section 7.15(b)
GlobalSantaFe Disclosure Letter	Article 5 Preface
GlobalSantaFe Material Contract	Section 5.23(a)

v

Defined Terms	Where Defined
GlobalSantaFe Merger Consideration	Section 4.1(b)
GlobalSantaFe Option	Section 4.1(d)(iv)
GlobalSantaFe Ordinary Shares	Section 4.1(b)
GlobalSantaFe Permits	Section 5.5(b)
GlobalSantaFe Permitted Liens	Section 5.21(a)
GlobalSantaFe Real Property	Section 5.5(d)
GlobalSantaFe Reports	Section 5.7
GlobalSantaFe Representatives	Section 7.2(a)
GlobalSantaFe SARs	Section 4.1(d)(vii)
GlobalSantaFe Share Consideration	Section 4.1(b)
GlobalSantaFe Shareholder Approval	Section 5.20
GlobalSantaFe Stock Plans	Section 4.1(d)(v)
GlobalSantaFe Stock Unit	Section 4.1(d)(vi)
GlobalSantaFe Superior Proposal	Section 7.2(a)
Governmental Entity	Section 5.6(b)
Hazardous Materials	Section 5.13(b)
HSR Act	Section 5.6(b)
Indemnified Parties	Section 7.13(a)
Initial Effective Time	Section 7.15(a)
Letter of Transmittal	Section 4.2(b)
Liens	Section 5.4
Material Adverse Effect	Section 10.9(c)
Merger	Section 1.2
Merger Sub	Preamble
New Financing Commitments	Section 7.16(b)
Non-U.S. Antitrust Laws	Section 7.5(a)(i)
NYSE	Section 4.2(e)
OFAC	Section 5.5(f)
Permitted Liens	Section 6.21
Person	Section 5.5(e)
PFIC	Section 5.10(b)
Post-Closing Transocean Ordinary Share Fair Market Value	Section 4.1(c)(i)
Proxy Statement/Prospectus	Section 7.8(a)
Reclassification	Section 1.2
Regulatory Filings	Section 5.6(b)
Returns	Section 5.10(a)
Rule 145 Affiliates	Section 7.11
Rule 16b-3	Section 4.4
Sarbanes-Oxley Act	Section 5.7(a)
SEC	Section 4.1(d)(vii)
Securities Act	Section 4.2(d)
Significant Subsidiary	Section 5.4
Subsidiary	Section 10.9(d)
Surviving Entity	Section 1.2
Taxes	Section 5.10(g)
Third-Party Provisions	Section 10.3

Defined Terms	Where Defined
Transocean	Preamble
Transocean Acquisition Proposal	Section 7.3(a)
Transocean Adjustment Fraction	Section 4.1(c)(i)
Transocean Adverse Recommendation Change	Section 7.3(d)(i)
Transocean Benefit Plans	Section 6.11
Transocean Cash Consideration	Section 4.1(a)
Transocean Cash SARs	Section 7.14(f)
Transocean Court Order	Section 7.15(a)
Transocean Deferred Unit	Section 4.1(d)(ii)
Transocean Disclosure Letter	Article 5 Preface
Transocean Material Contract	Section 6.23(a)
Transocean Options	Section 4.1(d)(i)
Transocean Ordinary Shares	Section 4.1(a)
Transocean Ordinary Share Price	Section 4.2(e)
Transocean Permits	Section 6.5(b)
Transocean Permitted Liens	Section 6.21(a)
Transocean Preference Shares	Section 6.3
Transocean Real Property	Section 6.5(d)
Transocean Reclassification Consideration	Section 4.1(a)
Transocean Reports	Section 6.7
Transocean Representatives	Section 7.3(a)
Transocean Share Consideration	Section 4.1(a)
Transocean Shareholder Approvals	Section 6.20
Transocean Stock Plans	Section 4.1(d)(i)
Transocean Superior Proposal	Section 7.3(a)
Transocean Zero Coupon Convertible Debentures	Section 4.1(e)
Transocean 1.5% Convertible Debentures	Section 4.1(e)
Transocean 2008 Annual Incentive Plan	Section 7.14(e)
Warrant Agreement	Section 4.1(e)
Warrants	Section 4.1(e)

AGREEMENT AND PLAN OF MERGER
     THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of July 21, 2007, is by and among Transocean Inc., a company incorporated under the laws of the Cayman Islands (“Transocean”), GlobalSantaFe Corporation, a company incorporated under the laws of the Cayman Islands (“GlobalSantaFe”), and Transocean Worldwide Inc., a company incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Transocean (“Merger Sub”).
RECITALS
     A. The Merger and the Reclassification. GlobalSantaFe and Merger Sub intend to effect the Merger described in Section 1.1 and Transocean intends to effect the Reclassification described in Section 1.2 pursuant to schemes of arrangement, each under Section 86 of The Companies Law (2007 Revision) of the Cayman Islands (the “Companies Law”), so that GlobalSantaFe will merge with Merger Sub, and Transocean will reclassify its outstanding Transocean Ordinary Shares into the number of new Transocean Ordinary Shares and the amount of cash described in Section 4.1.
     B. Intended U.S. Tax Consequences of the Merger. It is intended that, for United States federal income tax purposes, the Merger shall qualify as a reorganization under Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder, and this Agreement is hereby adopted as a plan of reorganization for purposes of Section 368(a) of the Code and the regulations promulgated thereunder.
     C. Intended U.S. Accounting Treatment. The parties to this Agreement intend that the Merger be treated as the purchase of GlobalSantaFe by Transocean for U.S. generally accepted accounting principles (“GAAP”).
     NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:
ARTICLE 1
THE MERGER AND THE RECLASSIFICATION BY WAY OF SCHEMES OF ARRANGEMENT
     Section 1.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, GlobalSantaFe shall merge with Merger Sub by way of a scheme of arrangement qualifying as an amalgamation under the Companies Law (the “Merger”). In the Merger, as a result of the operation of the Companies Law and the scheme of arrangement described in Section 7.15(b), and simultaneously at the Effective Time, all of the assets, undertaking and liabilities of GlobalSantaFe will, in accordance with Section 87 of the Companies Law, become the assets, undertaking and liabilities of Merger Sub, and GlobalSantaFe will cease its separate legal existence for all purposes. Merger Sub shall be the surviving entity following the Merger (sometimes hereinafter referred to as the “Surviving

Entity”). The Merger shall have the effects specified herein pursuant to Section 87 of the Companies Law and shall be deemed to have the effects of a merger of a corporation under the General Corporation Law of the State of Delaware (the “DGCL”), meaning that the separate existence of GlobalSantaFe shall cease, and Merger Sub shall possess all the rights, privileges, powers and franchises as well of a public as of a private nature, and shall be subject to all the restrictions, disabilities and duties, of each of Merger Sub and GlobalSantaFe; and all and singular, the rights, privileges, powers and franchises of each of said constituent companies, and all property, real, personal and mixed, and all debts due to any of said constituent companies on whatever account, as well as for share subscriptions as all other things in action or belonging to each of such companies shall be vested in Merger Sub; and all property, rights, privileges, powers and franchises, and all and every other interest shall be thereafter as effectually the property of Merger Sub as they were of the two constituent companies, and the title to any real estate vested by deed or otherwise, under the laws of the Cayman Islands, in either of such constituent companies, shall not revert or be in any way impaired by reason of the Merger; but all rights of creditors and all liens upon any property of either of said constituent companies shall be preserved unimpaired, and all debts, liabilities and duties of the constituent companies shall thenceforth attach to Merger Sub, and may be enforced against it to the same extent as if such debts, liabilities and duties had been incurred or contracted by it.
     Section 1.2 The Reclassification. At the Initial Effective Time, Transocean shall reclassify the outstanding Transocean Ordinary Shares into the number of Transocean Ordinary Shares and cash as described in Section 4.1, by way of a scheme of arrangement (the “Reclassification”).
     Section 1.3 The Closing. Subject to the terms and conditions of this Agreement, the closing of the Reclassification and the Merger (the “Closing”) shall take place (a) at the offices of Walkers, Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands, at 9:00 a.m., local time, on the first business day immediately following the day on which all of the conditions set forth in Article 8 have been satisfied or waived (by the party entitled to waive the condition) (except for those conditions that by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions) or (b) at such other time, date or place as the parties may agree. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”
ARTICLE 2
MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION
     Section 2.1 Memorandum of Association and Articles of Association of Transocean. Subject to the terms and conditions of this Agreement, (i) the memorandum of association of Transocean shall be amended and restated as of the Initial Effective Time to be in the form set forth on Exhibit 2.1.1 hereto (as so amended and restated, the “Transocean Memorandum”) and (ii) the articles of association of Transocean shall be amended and restated as of the Initial Effective Time to be in the form set forth on Exhibit 2.1.2 hereto (as so amended and restated, the “Transocean Articles”). The Transocean Articles will provide, among other things, that any action taken prior to the second anniversary of the Effective Time to remove, replace or appoint a new Chairman of the Board of Directors of Transocean, Chief Executive

Officer of Transocean or President and Chief Operating Officer of Transocean shall require the approval of two-thirds of the entire Board of Directors of Transocean. The Transocean Articles will provide further, among other things, that Transocean shall use all reasonable best efforts to maintain the allocations set forth in Section 3.1 for a period commencing at the Effective Time and ending on the second anniversary of the Effective Time, and Transocean shall not nominate or fail to nominate any Person contrary to the allocations set forth in Section 3.1 or take any other action designed to or which would reasonably be expected to alter such allocations. The Transocean Articles will provide further, among other things, that (i) in the event that a Designated Transocean Director (as defined below) or a Designated GlobalSantaFe Director (as defined below) shall die, resign, be removed from (with respect to a Designated Transocean Director, by the other Designated Transocean Directors, and with respect to a Designated GlobalSantaFe Director, by the other Designated GlobalSantaFe Directors) or otherwise fail to serve on the Board of Directors of Transocean prior to the second anniversary of the Effective Time, the remaining Designated Transocean Directors or Designated GlobalSantaFe Directors, as the case may be, shall designate such director’s replacement (and such replacement shall constitute a Designated Transocean Director or Designated GlobalSantaFe Director, as the case may be), unless a majority of such group of directors determines in their sole discretion not to replace any such director, (ii) with respect to those Designated Transocean Directors appointed to a class of directors of Transocean the term of which expires prior to the second anniversary of the Effective Time, a majority of the Designated Transocean Directors shall have the power (which power may be delegated in whole or in part by such directors to any committee of such directors) to determine whether any such Designated Transocean Director shall be included on the list of nominees for director presented by the Board of Directors of Transocean and for which such Board shall solicit proxies at the annual general meeting of shareholders of Transocean following the Effective Time at which directors are elected for such class, and in the event that the Designated Transocean Directors so determine not to include any such Designated Transocean Director on such list of nominees, a majority of the Designated Transocean Directors shall have the power to designate the Person who will be included on such list of nominees for director presented by the Board of Directors of Transocean and for which such Board shall solicit proxies at such annual general meeting of shareholders of Transocean (and such replacement shall constitute a Designated Transocean Director), unless a majority of such group of directors determines in their sole discretion not to replace any such director, and (iii) with respect to those Designated GlobalSantaFe Directors appointed to a class of directors of Transocean the term of which expires prior to the second anniversary of the Effective Time, a majority of the Designated GlobalSantaFe Directors shall have the power (which power may be delegated in whole or in part by such directors to any committee of such directors) to determine whether any such Designated GlobalSantaFe Director shall be included on the list of nominees for director presented by the Board of Directors of Transocean and for which such Board shall solicit proxies at the annual general meeting of shareholders of Transocean following the Effective Time at which directors are elected for such class, and in the event that the Designated GlobalSantaFe Directors so determine not to include any such Designated GlobalSantaFe Director on such list of nominees, a majority of the Designated GlobalSantaFe Directors shall have the power to designate the Person who will be included on such list of nominees for director presented by the Board of Directors of Transocean and for which such Board shall solicit proxies at such annual general meeting of shareholders of Transocean (and such replacement shall constitute a Designated GlobalSantaFe Director), unless a majority of such group of directors determines in their sole discretion not to replace any such director.
     Section 2.2 Memorandum and Articles of Association of the Surviving Entity. The memorandum of association and articles of association of Merger Sub immediately prior to the Effective Time shall be the memorandum of association and articles of association of the Surviving Entity, until duly amended in accordance with Applicable Laws.
ARTICLE 3
DIRECTORS AND OFFICERS OF TRANSOCEAN
AND OF THE SURVIVING ENTITY
     Section 3.1 Board of Directors of Transocean. At the Effective Time, the Board of Directors of Transocean shall consist of 14 members, seven consisting of current members of the Transocean Board of Directors (the “Designated Transocean Directors”) designated by Transocean, after consultation with GlobalSantaFe, before the mailing of the Proxy Statement/Prospectus, and seven consisting of current members of the GlobalSantaFe Board of Directors (the “Designated GlobalSantaFe Directors”) designated by GlobalSantaFe, after consultation with Transocean, before the mailing of the Proxy Statement/Prospectus, with such Persons being allocated by Transocean or GlobalSantaFe, as applicable, as follows: (i) two Designated Transocean Directors and two Designated GlobalSantaFe Directors shall be allocated to the class of directors whose term expires at the annual general meeting of Transocean to be held in 2008, (ii) three Designated Transocean Directors and three Designated GlobalSantaFe Directors shall be allocated to the class of directors whose term expires at the annual general meeting of Transocean to be held in 2009 and (iii) two Designated Transocean Directors and two Designated GlobalSantaFe Directors shall be allocated to the class of directors whose term expires at the annual general meeting of Transocean to be held in 2010. If prior to the Effective Time, any Designated Transocean Director is unwilling or unable to serve (or to continue to serve) as a director of Transocean as a result of illness, death, resignation or any other reason, then, any replacement for such Person shall be selected by the Board of Directors of Transocean, after consultation with GlobalSantaFe, and such replacement shall constitute a Designated Transocean Director. If prior to the Effective Time, any Designated GlobalSantaFe Director is unwilling or unable to serve (or to continue to serve) as a director of GlobalSantaFe as a result of illness, death, resignation or any other reason, then, any replacement for such Person shall be selected by the Board of Directors of GlobalSantaFe, after consultation with Transocean, and such replacement shall constitute a Designated GlobalSantaFe Director. At the Effective Time, Robert E. Rose shall be the Chairman of the Board of Transocean. At the Effective Time, the membership of each committee of the Board of Directors of Transocean shall consist of an equal number of Designated Transocean Directors and Designated GlobalSantaFe Directors. At the Effective Time, (i) a Designated GlobalSantaFe Director shall be the Chairman of the Audit Committee of the Board of Directors of Transocean, (ii) a Designated Transocean Director shall be the Chairman of the Corporate Governance Committee of the Board of Directors of Transocean, (iii) a Designated Transocean Director shall be the Chairman of the Finance and Benefits Committee of the Board of Directors of Transocean and (iv) a Designated GlobalSantaFe Director shall be the Chairman of the Executive Compensation Committee of the Board of Directors of Transocean. From and after the Effective Time, each Person designated as a director of Transocean shall serve as a director until such Person’s successor shall be elected and qualified or such Person’s earlier death, resignation or removal in accordance with the Transocean Articles.
     Section 3.2 Certain Officers of Transocean. At the Effective Time, Robert L. Long shall be the Chief Executive Officer of Transocean, Jon A. Marshall will be the President and Chief Operating Officer of Transocean and the other individuals listed on Exhibit 3.2 hereto shall have the officer positions with Transocean listed on such Exhibit, and each such officer shall serve until such officer’s successor shall be elected and qualified or such officer’s earlier death, resignation, retirement, disqualification or removal in accordance with the Transocean Articles. If, before the Effective Time, any such Person is unable or unwilling to serve as an officer of Transocean in the capacity set forth on Exhibit 3.2, then a substitute officer shall be selected by mutual agreement of Transocean and GlobalSantaFe.
     Section 3.3 Board of Directors and Officers of the Surviving Entity. The directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Entity from and after the Effective Time, until their successors shall be elected and qualified or appointed, as the case may be, or their earlier death, resignation or removal in accordance with the articles of association of the Surviving Entity.
ARTICLE 4
RECLASSIFICATION AND CONVERSION OF SECURITIES
     Section 4.1 Reclassification of Share Capital of Transocean and Conversion of Share Capital of GlobalSantaFe.
     (a) At the Initial Effective Time, each ordinary share, par value $0.01 per share, of Transocean (“Transocean Ordinary Shares”) outstanding immediately prior to the Initial Effective Time shall, by virtue of the Reclassification, be reclassified as, and converted into, (i) 0.6996 validly issued, fully paid and nonassessable Transocean Ordinary Shares (the “Transocean Share Consideration”), and (ii) $33.03 in cash (the “Transocean Cash Consideration” and, together with the Transocean Share Consideration, the “Transocean Reclassification Consideration”), in exchange for each old Transocean Ordinary Share. Each such old Transocean Ordinary Share shall have the status of authorized but unissued shares and may be subsequently issued in accordance with the memorandum of association and articles of association of Transocean; and each holder of any such old Transocean Ordinary Shares shall thereafter cease to have any rights with respect to such old Transocean Ordinary Shares, except the right to receive, without interest, certificates for Transocean Ordinary Shares and the Transocean Cash Consideration in accordance with Section 4.2, any unpaid dividends and distributions on Transocean Ordinary Shares in accordance with Section 4.2(c) and cash for fractional shares in accordance with Section 4.2(e) upon the surrender of the relevant Certificate.
     (b) At the Effective Time, the holders of ordinary shares, par value $0.01 per share, of GlobalSantaFe (“GlobalSantaFe Ordinary Shares”) outstanding immediately prior to the Effective Time shall, by virtue of the Merger, have the right to receive (i) 0.4757 validly issued, fully paid and nonassessable Transocean Ordinary Shares (for the avoidance of doubt, after giving effect to the Reclassification) (the “GlobalSantaFe Share Consideration”), and (ii) $22.46 in cash (the “GlobalSantaFe Cash Consideration” and, together with the GlobalSantaFe Share Consideration, the “GlobalSantaFe Merger Consideration”), in exchange for each GlobalSantaFe Ordinary Share. Each such GlobalSantaFe Ordinary Share shall cease to be outstanding and shall be canceled and shall cease to exist, and each holder of any such GlobalSantaFe Ordinary Shares shall thereafter cease to have any rights with respect to such GlobalSantaFe Ordinary Shares, except the right to receive, without interest, certificates for Transocean Ordinary Shares and the GlobalSantaFe Cash Consideration in accordance with Section 4.2, any unpaid dividends and distributions on Transocean Ordinary Shares in accordance with Section 4.2(c) and cash for fractional shares in accordance with Section 4.2(e) upon the surrender of the relevant Certificate. At the Effective Time, each issued and outstanding ordinary share, par value $0.01 per share, of Merger Sub shall remain outstanding as one fully paid and nonassessable ordinary share, par value $0.01 per share, of the Surviving Entity.
     (c)
          (i) At the Initial Effective Time, all options to acquire Transocean Ordinary Shares (individually, a “Transocean Option” and collectively, the “Transocean Options”) identified in Section 4.1(c) of the Transocean Disclosure Letter (as hereinafter defined) and any other Transocean Options granted after the date of this Agreement in accordance with the terms of this Agreement that are outstanding at the Initial Effective Time under Transocean’s stock plans (collectively, the “Transocean Stock Plans”) shall remain outstanding following the Initial Effective Time, subject to the modifications described in this Section 4.1(c)(i). Each Transocean Option shall, to the extent provided by the Transocean Stock Plans and the option agreements entered into pursuant thereto, be fully vested and exercisable as of the Initial Effective Time and shall otherwise be subject to the same terms and conditions as under the applicable Transocean Stock Plan, the applicable option agreement and any other governing instrument with respect to such Transocean Option entered into pursuant thereto, except that immediately following the Initial Effective Time (A) each Transocean Option shall be exercisable for that whole number of Transocean Ordinary Shares equal to the product (rounded down to the nearest whole share) of the number of Transocean Ordinary Shares subject to such Transocean Option immediately prior to the Initial Effective Time multiplied by the Transocean Adjustment Fraction, and (B) the exercise price per Transocean Ordinary Share shall be an amount equal to the exercise price per Transocean Ordinary Share subject to such Transocean Option in effect immediately prior to the Initial Effective Time divided by the Transocean Adjustment Fraction (the price per share, as so determined, being rounded up to the nearest whole cent). As of the Initial Effective Time, each Transocean Option identified in Section 4.1(c) of the Transocean Disclosure Letter shall remain exercisable in accordance with the terms of such Transocean Option and, if such Transocean Option would otherwise expire earlier, it shall be deemed modified to remain exercisable for the full scheduled term of such Transocean Option in the event the holder of such Transocean Option is involuntarily terminated, for any reason other than Cause (as defined in the applicable award agreements or, if not so specified, as agreed by the parties hereto and set forth on Section 4.1(c)(i) of the Transocean Disclosure Letter), within twelve months after the Initial Effective Time. In this Agreement, (x) “VWAP” means, as of any specified date, the volume-weighted average price per share of Transocean Ordinary Shares or GlobalSantaFe Ordinary Shares, as the case may be, on the New

York Stock Exchange during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the New York Stock Exchange) and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the New York Stock Exchange), as calculated by Xignite, Inc., (y) the “Transocean Adjustment Fraction” means (i) the VWAP of the Transocean Ordinary Shares on the last trading day immediately preceding the Closing Date, divided by (ii) the Post-Closing Transocean Ordinary Share Fair Market Value, and (z) the “Post-Closing Transocean Ordinary Share Fair Market Value” means (A) the VWAP of the Transocean Ordinary Shares on the last trading day immediately preceding the Closing Date minus the Transocean Cash Consideration, divided by (B) 0.6996.
          (ii) Each deferred unit with respect to Transocean Ordinary Shares (individually, a “Transocean Deferred Unit” and collectively, the “Transocean Deferred Units”) identified in Section 4.1(c) of the Transocean Disclosure Letter and each restricted Transocean Ordinary Share outstanding immediately prior to the Initial Effective Time under the Transocean Stock Plans and the portion of any contingent Transocean Deferred Units and any contingent restricted Transocean Ordinary Shares that are earned or granted under the Transocean Stock Plans as a result of the Reclassification and the Merger shall, as of the Initial Effective Time, be converted into and exchanged for the Transocean Reclassification Consideration.
          (iii) Except as otherwise specifically provided by this Section 4.1(c), the terms of the Transocean Options and the relevant Transocean Stock Plans, as in effect at the Initial Effective Time, shall remain in full force and effect with respect to the Transocean Options after giving effect to the Reclassification. From and after the date of this Agreement, no action shall be taken by Transocean or its Subsidiaries to provide for the acceleration of the exercisability of any Transocean Options in connection with the Merger (except to the extent such acceleration is required under the terms of the governing instruments with respect to such Transocean Options). As soon as practicable following the Initial Effective Time, Transocean shall deliver to the holders of Transocean Options appropriate notices setting forth such holders’ rights pursuant to the respective Transocean Stock Plans and the agreements evidencing the grants of such Transocean Options and that such Transocean Options and such agreements shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 4.1(c)).
          (iv) At the Effective Time, all options to acquire GlobalSantaFe Ordinary Shares (individually, a “GlobalSantaFe Option” and collectively, the “GlobalSantaFe Options”) identified in Section 4.1(c) of the GlobalSantaFe Disclosure Letter (as hereinafter defined) and any other GlobalSantaFe Options granted after the date of this Agreement in accordance with the terms of this Agreement that are outstanding at the Effective Time under GlobalSantaFe’s stock plans (collectively, the “GlobalSantaFe Stock Plans”) shall remain outstanding following the Effective Time, subject to the modifications described in this Section 4.1(c)(iv). Prior to the Effective Time, GlobalSantaFe and Transocean shall take all actions (if any) as may be required to permit the assumption of such GlobalSantaFe Options by Transocean pursuant to this Section 4.1(c)(iv). At the Effective Time, the GlobalSantaFe Options shall be assumed by Transocean in such manner that Transocean (i) is a corporation “assuming a stock option in a transaction to which Section 424(a) applies” within the meaning of Section 424 of the Code, or (ii) to the extent that the GlobalSantaFe Option is not or ceases to qualify as an “incentive stock option” within the meaning of Section 422 of the Code, would be such a corporation were Section 424 of the Code applicable to such option. Each GlobalSantaFe Option assumed by Transocean shall, to the extent provided by the GlobalSantaFe Stock Plans, the option agreements entered into pursuant thereto and any other governing instrument with respect to such GlobalSantaFe Option, and to the extent not already fully vested and exercisable, be fully vested and exercisable as of the Effective Time and shall otherwise be subject to the same terms and conditions as under the applicable GlobalSantaFe Stock Plan, the applicable option agreement and any other governing instrument with respect to such GlobalSantaFe Option entered into pursuant thereto, except that immediately following the Effective Time (A) each GlobalSantaFe Option shall be exercisable for that whole number of Transocean Ordinary Shares equal to the product (rounded down to the nearest whole share) of the number of GlobalSantaFe Ordinary Shares subject to such GlobalSantaFe Option immediately prior to the Effective Time multiplied by the GlobalSantaFe Adjustment Fraction, and (B) the exercise price per Transocean Ordinary Share shall be an amount equal to the exercise price per GlobalSantaFe Ordinary Share subject to such GlobalSantaFe Option in effect immediately prior to the Effective Time divided by the GlobalSantaFe Adjustment Fraction (the price per share, as so determined, being rounded up to the nearest whole cent). As of the Effective Time, each GlobalSantaFe Option identified in Section 4.1(c) of the GlobalSantaFe Disclosure Letter shall remain exercisable in accordance with the terms of the governing instruments of such GlobalSantaFe Option and, if such GlobalSantaFe Option would otherwise expire earlier, it shall be deemed modified to remain exercisable for the full scheduled term of such GlobalSantaFe Option in the event the holder of such GlobalSantaFe Option is involuntarily terminated, for any reason other than Cause (as defined in the applicable governing instruments or, if not so specified, as agreed by the parties hereto and as set forth on Section 4.1(c)(iv) of the GlobalSantaFe Disclosure Letter), within twelve months after the Effective Time. In this Agreement, the “GlobalSantaFe Adjustment Fraction” means (i) the VWAP of the GlobalSantaFe Ordinary Shares on the last trading day immediately preceding the Closing Date, divided by (ii) the Post-Closing Transocean Ordinary Share Fair Market Value.
          (v) Each stock unit with respect to GlobalSantaFe Ordinary Shares (individually, a “GlobalSantaFe Stock Unit” and collectively, the “GlobalSantaFe Stock Units”) identified in Section 4.1(c) of the GlobalSantaFe Disclosure Letter outstanding immediately prior to the Effective Time under the GlobalSantaFe Stock Plans shall, as of the Effective Time, be converted into and exchanged for the GlobalSantaFe Merger Consideration.
          (vi) At the Effective Time, all GlobalSantaFe stock-settled stock appreciation rights (individually, a “GlobalSantaFe SAR” and collectively, the “GlobalSantaFe SARs”) identified in Section 4.1(c) of the GlobalSantaFe Disclosure Letter outstanding at the Effective Time under the GlobalSantaFe Stock Plans shall remain outstanding following the Effective Time, subject to the modifications described in this Section 4.1(c)(vi). Prior to the Effective Time, GlobalSantaFe and Transocean shall take all actions (if any) as may be required to permit the assumption of such GlobalSantaFe SARs by Transocean pursuant to this Section 4.1(c)(vi). Each GlobalSantaFe SAR assumed by Transocean shall, to the extent provided by the GlobalSantaFe Stock Plans, the award agreements entered into pursuant thereto and any other governing instrument with respect to such GlobalSantaFe SAR, and to the extent not already fully vested and exercisable, be fully vested and exercisable as of the Effective Time and shall otherwise be subject to the same terms and conditions as under the applicable GlobalSantaFe Stock Plan, the applicable award agreement with respect to such GlobalSantaFe SAR and any other governing instrument entered into pursuant thereto, except that immediately following the Effective Time (A) each GlobalSantaFe SAR shall be exercisable for that whole number of Transocean Ordinary Shares equal to the product (rounded down to the nearest whole share) of the number of GlobalSantaFe Ordinary Shares subject to such GlobalSantaFe SAR immediately prior to the Effective Time multiplied by the GlobalSantaFe Adjustment Fraction, and (B) the exercise price per Transocean Ordinary Share shall be an amount equal to the exercise price per GlobalSantaFe Ordinary Share subject to such GlobalSantaFe SAR in effect immediately prior to the Effective Time divided by the GlobalSantaFe Adjustment Fraction (the price per share, as so determined, being rounded up to the nearest whole cent). As of the Effective Time, each GlobalSantaFe SAR identified in Section 4.1(c) of the GlobalSantaFe Disclosure Letter shall remain exercisable in accordance with the terms of the governing instruments of such GlobalSantaFe SAR and, if such GlobalSantaFe SAR would otherwise expire earlier, it shall be deemed modified to remain exercisable for the full scheduled term of such GlobalSantaFe SAR in the event the holder of such GlobalSantaFe SAR is involuntarily terminated, for any reason other than Cause (as defined in the applicable governing instruments or, if not so specified, as agreed by the parties and set forth on Section 4.1(c)(vi) of the GlobalSantaFe Disclosure Letter), within twelve months after the Effective Time.
          (vii) At or prior to the Effective Time, Transocean shall take all corporate action necessary to reserve for issuance a number of Transocean Ordinary Shares equal to the number of Transocean Ordinary Shares issuable upon the exercise of the GlobalSantaFe Options and GlobalSantaFe SARs assumed by Transocean pursuant to this Section 4.1(c). From and after the date of this Agreement, no action shall be taken by GlobalSantaFe or its Subsidiaries to provide for the acceleration of the exercisability of any GlobalSantaFe Options or GlobalSantaFe SARs in connection with the Merger (except to the extent such acceleration is required under the terms of the governing instruments with respect to such GlobalSantaFe Options or GlobalSantaFe SARs). On the Closing Date, Transocean shall file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-8 (or a post-effective amendment on Form S-8 with respect to the Form S-4 (as defined in Section 7.8) or such other appropriate form) covering all such Transocean Ordinary Shares.
          (viii) Except as otherwise specifically provided by this Section 4.1(c), the terms of the GlobalSantaFe Options and GlobalSantaFe SARs, and the relevant GlobalSantaFe Stock Plans, as in effect at the Effective Time, shall remain in full force and effect with respect to the GlobalSantaFe Options and GlobalSantaFe SARs after giving effect to the Merger and the assumptions by Transocean as set forth above. As soon as practicable following the Effective Time, Transocean shall deliver to the holders of GlobalSantaFe Options and GlobalSantaFe SARs appropriate notices setting forth such holders’ rights pursuant to the respective GlobalSantaFe Stock Plans and the agreements evidencing the grants of such GlobalSantaFe Options or GlobalSantaFe SARs, and that such GlobalSantaFe Options or GlobalSantaFe SARs and such agreements shall be assumed by Transocean and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 4.1(c)).
          (ix) At the Initial Effective Time, all warrants (the “Warrants”) to purchase Transocean Ordinary Shares issued pursuant to the Warrant Agreement dated April 22, 1999 between R&B Falcon Corporation and American Stock Transfer & Trust Company, as

supplemented by a Supplement to Warrant Agreement dated January 31, 2001 among Transocean Sedco Forex Inc., R&B Falcon Corporation and American Stock Transfer & Trust Company and a Supplement to Warrant Agreement dated September 14, 2005 between Transocean Inc. and The Bank of New York (as so supplemented, the “Warrant Agreement”), Transocean’s Zero Coupon Convertible Debentures due 2020 (the “Transocean Zero Coupon Convertible Debentures”) and Transocean’s 1.5% Convertible Debentures due 2021 (the “Transocean 1.5% Convertible Debentures”), shall be adjusted for the Reclassification as provided under the terms of the Warrant Agreement and the respective indentures governing the Transocean Zero Coupon Convertible Debentures and the Transocean 1.5% Convertible Debentures. The parties agree that Transocean may, at any time prior to the Effective Time, call all or any portion of the Transocean Zero Coupon Convertible Debentures and/or the Transocean 1.5% Convertible Debentures for redemption and issue Transocean Ordinary Shares upon the conversion of such debentures in accordance with the terms thereof, if any holder of such debentures elects to convert the debentures.
     Section 4.2 Exchange of Certificates Representing Transocean Ordinary Shares and GlobalSantaFe Ordinary Shares and Cash Payments.
     (a) Prior to the Initial Effective Time, Transocean shall deposit, or shall cause to be deposited, with Transocean’s transfer agent for Transocean Ordinary Shares or such other party reasonably satisfactory to Transocean and GlobalSantaFe (the “Exchange Agent”), for the benefit of the holders of outstanding Transocean Ordinary Shares and GlobalSantaFe Ordinary Shares for exchange in accordance with this Article 4, certificates representing the Transocean Ordinary Shares to be issued pursuant to Section 4.1 and delivered pursuant to this Section 4.2 and cash to be paid pursuant to Section 4.1 and delivered pursuant to this Section 4.2 in exchange for outstanding Transocean Ordinary Shares and GlobalSantaFe Ordinary Shares. Transocean shall also provide the Exchange Agent immediately following the Effective Time cash sufficient to pay cash in lieu of fractional shares in accordance with Section 4.2(e). Such cash and certificates for Transocean Ordinary Shares together with any dividends or distributions with respect thereto are hereinafter referred to as the “Exchange Fund.”
     (b) Promptly after the Effective Time, Transocean shall cause the Exchange Agent to mail to each holder of record of one or more certificates (“Certificates”) that immediately prior to the Effective Time represented Transocean Ordinary Shares or GlobalSantaFe Ordinary Shares: (A) a letter of transmittal (the “Letter of Transmittal”) which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Transocean may reasonably specify and (B) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing Transocean Ordinary Shares, cash (including cash in lieu of fractional shares in accordance with Section 4.2(e)) and any unpaid dividends and distributions on Transocean Ordinary Shares in accordance with Section 4.2(c). Upon surrender of a Certificate for cancellation to the Exchange Agent together with such Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole Transocean Ordinary Shares and (y) a check representing the aggregate amount of the Transocean Cash Consideration or the GlobalSantaFe Cash Consideration, as applicable, and cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, which such holder has the right to receive pursuant to the provisions of this Article 4, after giving effect to any required withholding tax, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of Certificates. In the event of a transfer of ownership of Transocean Ordinary Shares which is not registered in the transfer records of Transocean, or a transfer of ownership of GlobalSantaFe Ordinary Shares that is not registered in the transfer records of GlobalSantaFe, a certificate representing the proper number of Transocean Ordinary Shares together with a check representing the amount of the Transocean Cash Consideration or the GlobalSantaFe Cash Consideration, as applicable, and cash in lieu of fractional shares, if any, may be issued to such a transferee if the Certificate representing such Transocean Ordinary Shares or GlobalSantaFe Ordinary Shares, as the case may be, is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.
     (c) Notwithstanding any other provisions of this Agreement, no dividends or other distributions declared or made after the Effective Time with respect to Transocean Ordinary Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Transocean Ordinary Shares represented by such Certificate as a result of the conversion provided in Section 4.1(a) or 4.1(b) until such Certificate is surrendered as provided herein. Subject to the effect of Applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the Certificates so surrendered, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable and not paid with respect to the number of whole Transocean Ordinary Shares issued pursuant to Section 4.1, less the amount of any withholding taxes, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Transocean Ordinary Shares, less the amount of any withholding taxes.
     (d) (i) At or after the Effective Time, Transocean shall pay from funds on hand at the Effective Time any dividends or make other distributions with a record date prior to the Effective Time that may have been declared or made by Transocean on Transocean Ordinary Shares which remain unpaid at the Effective Time, and after the Effective Time, there shall be no transfers on the stock transfer books of Transocean of the Transocean Ordinary Shares which were outstanding immediately prior to the Effective Time and (ii) at or after the Effective Time, Transocean shall pay from funds on hand at the Effective Time any dividends or make other distributions with a record date prior to the Effective Time that may have been declared or made by GlobalSantaFe on GlobalSantaFe Ordinary Shares which remain unpaid at the Effective Time, and after the Effective Time, the stock transfer books of GlobalSantaFe shall be closed and there shall be no transfers of the GlobalSantaFe Ordinary Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Transocean, the presented Certificates shall be canceled and exchanged for certificates representing Transocean Ordinary Shares and the amount of the Transocean Cash Consideration or the GlobalSantaFe Cash Consideration, as applicable, and cash in lieu of fractional shares, if any, deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Article 4. Certificates surrendered for exchange by any Person constituting an

“affiliate” of Transocean or GlobalSantaFe for purposes of Rule 145(c) under the Securities Act of 1933, as amended (the “Securities Act”), shall not be exchanged until Transocean or GlobalSantaFe, as applicable, has received a written agreement from such Person as provided in Section 7.11, unless the parties have adjusted Section 7.11 to eliminate the requirements of Section 7.11 with respect to such agreement in accordance with the last sentence of Section 7.11.
     (e) No fractional Transocean Ordinary Shares shall be issued pursuant hereto. In lieu of the issuance of any fractional Transocean Ordinary Shares pursuant to Section 4.1(b), cash adjustments provided by Transocean will be paid to holders in respect of any fractional Transocean Ordinary Shares that would otherwise be issuable, and the amount of such cash adjustment shall be equal to the product obtained by multiplying (i) the fractional share interest to which such holder would otherwise be entitled by (ii) the Transocean Ordinary Share Price. The “Transocean Ordinary Share Price” shall mean the average of the per share closing prices of the Transocean Ordinary Shares as reported on the consolidated transaction reporting system for securities traded on the New York Stock Exchange, Inc. (“NYSE”) (as reported in the New York City edition of The Wall Street Journal or, if not reported thereby, another authoritative source) for the 20 consecutive trading days ending on the fifth trading day prior to the Closing Date, appropriately adjusted for any stock splits, reverse stock splits, stock dividends, recapitalizations or other similar transactions.
     (f) Any portion of the Exchange Fund (including the proceeds of any investments thereof and any certificates for Transocean Ordinary Shares) that remains undistributed to the former shareholders of Transocean and GlobalSantaFe one year after the Effective Time shall be delivered to Transocean. Any former shareholders of Transocean or GlobalSantaFe who have not theretofore complied with this Article 4 shall thereafter look only to Transocean for delivery of certificates representing their Transocean Ordinary Shares and the amount of the Transocean Cash Consideration or the GlobalSantaFe Cash Consideration, as applicable, cash in lieu of fractional shares, if any, and any unpaid dividends and distributions on the Transocean Ordinary Shares deliverable to such former shareholders pursuant to this Agreement.
     (g) None of Transocean, GlobalSantaFe, the Surviving Entity, the Exchange Agent or any other Person shall be liable to any Person for any portion of the Exchange Fund properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.
     (h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Transocean, the posting by such Person of a bond in such reasonable amount as Transocean may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate certificates representing the Transocean Ordinary Shares and the amount of the Transocean Cash Consideration or the GlobalSantaFe Cash Consideration, as applicable, cash in lieu of fractional shares, if any, and unpaid dividends and distributions on Transocean Ordinary Shares, as provided in Section 4.2(c), deliverable in respect thereof pursuant to this Agreement.

     (i) Notwithstanding anything to the contrary contained in this Agreement, the parties intend that Transocean be permitted to implement a direct registration system in accordance with NYSE rules and Applicable Laws for the Transocean Ordinary Shares at the Closing, and if Transocean determines to implement such a system at such time, all or any portion of the Transocean Ordinary Shares issued in connection with this Agreement may be in uncertificated book entry form unless a physical certificate is requested in writing by a holder of Certificates.
     Section 4.3 Adjustment of Share Consideration. If, between the date of this Agreement and the Effective Time (as permitted by Section 7.l), the outstanding Transocean Ordinary Shares or the outstanding GlobalSantaFe Ordinary Shares shall have been increased, decreased, changed into or exchanged for a different number of shares or different class, in each case, by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares or a stock dividend or dividend payable in other securities shall be declared with a record date within such period, or any similar event shall have occurred, the applicable Transocean Share Consideration or GlobalSantaFe Share Consideration shall be appropriately adjusted to provide to the holders of Transocean Ordinary Shares or GlobalSantaFe Ordinary Shares, as the case may be, the same economic effect as contemplated by this Agreement prior to such event. Notwithstanding anything in this Agreement to the contrary, the Reclassification shall not result in any adjustment pursuant to this Section 4.3.
     Section 4.4 Rule 16b-3 Approval. The Board of Directors of Transocean or a committee thereof, at or prior to the Effective Time, shall adopt resolutions specifically approving, for purposes of Rule 16b-3 (“Rule 16b-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the receipt, pursuant to Section 4.1, of Transocean Ordinary Shares, and of options to acquire Transocean Ordinary Shares, by executive officers or directors of Transocean and GlobalSantaFe who become executive officers or directors of Transocean subject to Rule 16b-3.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF GLOBALSANTAFE
     Except as set forth in (i) other than with respect to Sections 5.1, 5.2 and 5.3, the GlobalSantaFe Reports filed on or after December 31, 2006 and prior to the date of this Agreement (excluding any risk factor disclosure contained in any such GlobalSantaFe Report under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading and excluding information set forth in any exhibit thereto), to the extent a matter is disclosed in such GlobalSantaFe Reports in such a way as to make its relevance to the applicable representation or warranty reasonably apparent), and (ii) the disclosure letter delivered to Transocean by GlobalSantaFe at or prior to the execution hereof (the “GlobalSantaFe Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent), GlobalSantaFe represents and warrants to Transocean and Merger Sub that:

     Section 5.1 Existence; Good Standing; Corporate Authority. GlobalSantaFe is a company duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation. GlobalSantaFe is duly qualified to do business and, to the extent such concept or similar concept exists in the relevant jurisdiction, is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified does not and is not reasonably likely to have, individually or in the aggregate, a GlobalSantaFe Material Adverse Effect (as defined in Section 10.9). GlobalSantaFe has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of GlobalSantaFe’s memorandum of association and articles of association previously made available to Transocean are true and correct and contain all amendments as of the date hereof.
     Section 5.2 Authorization, Validity and Effect of Agreements. GlobalSantaFe has the requisite corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party. The execution, delivery and performance by GlobalSantaFe of this Agreement and the consummation by GlobalSantaFe of the transactions contemplated hereby have been duly authorized by the Board of Directors of GlobalSantaFe, and no other corporate proceedings on the part of GlobalSantaFe are necessary to authorize the execution, delivery and performance of this Agreement by GlobalSantaFe and the consummation of the transactions contemplated hereby, other than the approval referred to in Section 5.20. This Agreement has been duly and validly executed and delivered by GlobalSantaFe and, assuming due authorization, execution and delivery of this Agreement by Transocean, constitutes the valid and legally binding obligation of GlobalSantaFe, enforceable against GlobalSantaFe in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).
     Section 5.3 Capitalization. As of the date of this Agreement, the authorized share capital of GlobalSantaFe consists of 600,000,000 GlobalSantaFe Ordinary Shares. As of June 30, 2007, there were 226,981,786 GlobalSantaFe Ordinary Shares issued and outstanding, including no restricted shares, and 3,123,706 GlobalSantaFe Ordinary Shares reserved for issuance upon exercise of outstanding GlobalSantaFe Options, 1,284,335 GlobalSantaFe Ordinary Shares reserved for issuance upon vesting of GlobalSantaFe Stock Units, 998,429 GlobalSantaFe Ordinary Shares reserved for issuance upon exercise of GlobalSantaFe SARs and 129,056 GlobalSantaFe Ordinary Shares held by a Subsidiary of GlobalSantaFe. From June 30, 2007 to the date of this Agreement, no additional GlobalSantaFe Ordinary Shares have been issued (other than pursuant to GlobalSantaFe Options, GlobalSantaFe SARs or GlobalSantaFe Stock Units that were outstanding as of June 30, 2007 and are disclosed in Section 4.1(c) of the GlobalSantaFe Disclosure Letter), no additional GlobalSantaFe Options, GlobalSantaFe SARs or GlobalSantaFe Stock Units have been issued or granted, and there has been no increase in the number of GlobalSantaFe Ordinary Shares issuable upon exercise of the GlobalSantaFe Options, GlobalSantaFe SARs or GlobalSantaFe Stock Units from those issuable under such GlobalSantaFe Options, GlobalSantaFe SARs or GlobalSantaFe Stock Units as of June 30, 2007. All issued GlobalSantaFe Ordinary Shares are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, except as set forth in this Section 5.3, (x) there are no outstanding or authorized capital shares and there are no options, warrants, calls, subscriptions, convertible securities, preemptive rights or other rights, agreements, claims or commitments which obligate GlobalSantaFe or any of its Subsidiaries to issue, transfer or sell any capital shares or other voting securities or other equity interest in GlobalSantaFe or any of its Subsidiaries or securities convertible into or exchangeable for such shares, securities or equity interests, (y) there are no outstanding or authorized contractual obligations of GlobalSantaFe or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital shares or other voting securities of or other equity interest in GlobalSantaFe or any of its Subsidiaries or any such securities or agreements listed in clause (x) of this sentence, and (z) there are no voting trusts or similar agreements to which GlobalSantaFe or any of its Subsidiaries is a party with respect to the voting of any capital shares or other voting securities of or other equity interest in GlobalSantaFe or any of its Subsidiaries. GlobalSantaFe has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of GlobalSantaFe on any matter.
     Section 5.4 Significant Subsidiaries. For purposes of this Agreement, “Significant Subsidiary” shall mean significant subsidiary as defined in Rule 1-02 of Regulation S-X of the Exchange Act. Each of GlobalSantaFe’s Significant Subsidiaries is a corporation or other legal entity duly organized, validly existing and, to the extent such concept or similar concept exists in the relevant jurisdiction, in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate or other entity power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing (where applicable) in each jurisdiction in which the ownership, operation or lease of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing does not and is not reasonably likely to have a GlobalSantaFe Material Adverse Effect. All of the outstanding shares of capital stock of, or other ownership interests in, each of GlobalSantaFe’s Significant Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and, as of the date of this Agreement, are owned, directly or indirectly, by GlobalSantaFe free and clear of all mortgages, deeds of trust, liens, security interests, pledges, leases, conditional sale contracts, charges, privileges, easements, rights of way, reservations, options, rights of first refusal and other encumbrances (“Liens”).
     Section 5.5 Compliance with Laws; Permits. Except for such matters as, individually or in the aggregate, do not and are not reasonably likely to have a GlobalSantaFe Material Adverse Effect and except for matters arising under Environmental Laws (as defined herein) which are treated exclusively in Section 5.13:
     (a) Neither GlobalSantaFe nor any Subsidiary of GlobalSantaFe is in violation of any applicable law, rule, regulation, code, governmental determination, order, treaty, convention, governmental certification requirement or other public limitation, U.S. or non-U.S. (collectively, “Applicable Laws”), relating to the ownership or operation of any of their respective assets or businesses, and no claim is pending or, to the knowledge of GlobalSantaFe, threatened with respect to any such matters. No condition exists that is not disclosed in the GlobalSantaFe Disclosure Letter and which does or is reasonably likely to constitute a violation of or deficiency under any Applicable Law relating to the ownership or operation of the assets or conduct of businesses of GlobalSantaFe or any Subsidiary of GlobalSantaFe.
     (b) GlobalSantaFe and each Subsidiary of GlobalSantaFe hold all permits, licenses, certifications, variations, exemptions, orders, franchises and approvals of all governmental or regulatory authorities necessary for the ownership, leasing and operation of their respective assets or the conduct of their respective businesses (the “GlobalSantaFe Permits”). All GlobalSantaFe Permits are in full force and effect and there exists no default thereunder or breach thereof, and GlobalSantaFe has no notice or actual knowledge that such GlobalSantaFe Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Entity has given, or to the knowledge of GlobalSantaFe threatened to give, any action to terminate, cancel or reform any GlobalSantaFe Permit.
     (c) Each drilling unit owned or leased by GlobalSantaFe or a Subsidiary of GlobalSantaFe which is subject to classification is in class according to the rules and regulations of the applicable classifying body and is duly and lawfully documented under the laws of its flag jurisdiction.
     (d) GlobalSantaFe and each Subsidiary of GlobalSantaFe possess all permits, licenses, operating authorities, orders, exemptions, franchises, variances, consents, approvals or other authorizations required for the present ownership and operation of all its real property or leaseholds (“GlobalSantaFe Real Property”). There exists no material default or breach with respect to, and no party or Governmental Entity has taken or, to the knowledge of GlobalSantaFe, threatened to take, any action to terminate, cancel or reform any such permit, license, operating authority, order, exemption, franchise, variance, consent, approval or other authorization pertaining to the GlobalSantaFe Real Property.
     (e) Without limiting the generality of clause (a) above, and mindful of the principles of the United States Foreign Corrupt Practices Act (the “FCPA”) and other similar applicable foreign laws, neither GlobalSantaFe nor any of its Subsidiaries, nor, in any such case, any of their respective GlobalSantaFe Representatives (i) is in violation of the FCPA or other similar applicable foreign laws as a result of having made, offered or authorized any payment or given or offered anything of value directly or indirectly (including through a friend or family member with personal relationships with government officials) to an official of any government for the purpose with respect to GlobalSantaFe or any of its Subsidiaries of influencing an act or decision in his official capacity or inducing him to use his influence with that government, (ii) is in violation of the FCPA or other similar applicable foreign laws as a result of having made, offered or authorized any payment to any Governmental Entity, political party or political candidate for the purpose with respect to GlobalSantaFe or any of its Subsidiaries of influencing any official act or decision, or inducing such Person to use any influence with that government or (iii) has taken any action that would be reasonably likely to subject GlobalSantaFe or any of its Subsidiaries to any material liability or penalty under any and all Applicable Laws of any Governmental Entity. “Person” means any natural person, firm, individual, partnership, joint venture, business trust, trust, association, corporation, company, limited liability company, unincorporated entity or Governmental Entity.

     (f) Without limiting the generality of clause (a) above, neither GlobalSantaFe nor any of its Subsidiaries nor any of their respective directors, officers, employees or affiliates, to GlobalSantaFe’s knowledge, is a Person with whom transactions are currently prohibited under any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of Treasury (“OFAC”) or equivalent European Union measure.
     Section 5.6 No Conflict.
     (a) Neither the execution, delivery and performance by GlobalSantaFe of this Agreement nor the consummation by GlobalSantaFe of the transactions contemplated hereby in accordance with the terms hereof will (i) subject to the approval referred to in Section 5.20, conflict with or result in a breach of any provisions of the memorandum of association or articles of association of GlobalSantaFe, or the certificate of incorporation, bylaws or similar governing documents of any of GlobalSantaFe’s Significant Subsidiaries, (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of GlobalSantaFe or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to GlobalSantaFe or any of its Subsidiaries under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which GlobalSantaFe or any of its Subsidiaries is a party, or by which GlobalSantaFe or any of its Subsidiaries or any of their properties is bound or affected or (iii) subject to the filings and other matters referred to in Section 5.6(b), contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to GlobalSantaFe or any of its Subsidiaries, except, for such matters described in clause (ii) or (iii) as do not and are not reasonably likely to have, individually or in the aggregate, a GlobalSantaFe Material Adverse Effect.
     (b) Neither the execution, delivery and performance by GlobalSantaFe of this Agreement nor the consummation by GlobalSantaFe of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval or authorization of, or filing or registration with, any federal, state, local or foreign court, arbitral, legislative, executive or regulatory authority or agency (a “Governmental Entity”), other than (i) the filing of the GlobalSantaFe Court Orders with the Registrar of Companies of the Cayman Islands, (ii) filings required under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Exchange Act, the Securities Act or applicable state securities and “Blue Sky” laws, applicable non-U.S. competition, antitrust or premerger notification laws and (iii) filings and notifications required under applicable Non-U.S. Antitrust Laws ((i), (ii) and (iii) collectively, the “Regulatory Filings”), except for any consent, approval or authorization the failure of which to obtain and for any filing or registration the failure of which to make, individually or in the aggregate, does not and is not reasonably likely to have a GlobalSantaFe Material Adverse Effect.
     Section 5.7 SEC Documents. (a) GlobalSantaFe has timely filed with the SEC all documents (including exhibits and any amendments thereto) required to be so filed by it since

January 1, 2007 pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act, and has made available to Transocean each registration statement, report, proxy statement or information statement (other than preliminary materials) it has so filed, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the “GlobalSantaFe Reports”). As of its respective date, each GlobalSantaFe Report (i) complied in all material respects in accordance with the applicable requirements of each of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and other Applicable Law, as the case may be, and, in each case, the applicable rules and regulations of the SEC thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading except for such statements, if any, as have been corrected by subsequent filings with the SEC prior to the date hereof.
     (b) Each of the consolidated balance sheets included in or incorporated by reference into the GlobalSantaFe Reports (including the related notes and schedules) fairly presents in all material respects (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount) the consolidated financial position of GlobalSantaFe and its Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and changes in shareholders’ equity included in or incorporated by reference into the GlobalSantaFe Reports (including any related notes and schedules) fairly presents in all material respects (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount) the results of operations, cash flows or changes in shareholders’ equity, as the cash may be, of GlobalSantaFe and its Subsidiaries for the periods set forth therein; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by GlobalSantaFe with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by GlobalSantaFe with the SEC after the date of this Agreement will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC. PricewaterhouseCoopers LLP is an independent public accounting firm with respect to GlobalSantaFe and has not resigned or been dismissed as independent public accountants of GlobalSantaFe.
     (c) Since January 1, 2004, (A) the exercise price of each GlobalSantaFe Option has been no less than the Fair Market Value (as defined or determined under the terms of the respective GlobalSantaFe Benefit Plan under which such GlobalSantaFe Option was granted) of a GlobalSantaFe Ordinary Share as determined on the date of grant of such GlobalSantaFe Option, and (B) all grants of GlobalSantaFe Options were validly issued and properly approved by the Board of Directors of GlobalSantaFe (or a duly authorized committee or subcommittee thereof) in material compliance with Applicable Law and recorded in GlobalSantaFe’s financial statements referred to in Section 5.7(b) in accordance with GAAP, and no such grants involved any “back dating” or similar practices with respect to the effective date of grant or exercise price, except as, individually or in the aggregate, has not had and would not be reasonably likely to have or result in a GlobalSantaFe Material Adverse Effect.

     Section 5.8 Litigation. Except as described in the GlobalSantaFe Reports filed on or prior to the date of this Agreement, (A) there are no actions, suits or proceedings pending against GlobalSantaFe or any of its Subsidiaries or, to GlobalSantaFe’s knowledge, threatened against GlobalSantaFe or any of its Subsidiaries, at law or in equity or in any arbitration or similar proceedings, before or by any U.S. federal, state or non-U.S. court, commission, board, bureau, agency or instrumentality or any U.S. or non-U.S. arbitral or other dispute resolution body, that are reasonably likely to have, individually or in the aggregate, a GlobalSantaFe Material Adverse Effect, and (B) there is no claim, action, litigation or proceeding that GlobalSantaFe or any of its Subsidiaries has pending against other parties, where such claim, action, litigation or proceeding is intended to enforce or preserve material rights of GlobalSantaFe or any of its Subsidiaries, except as to which the failure to enforce or preserve such rights is not reasonably likely to have a GlobalSantaFe Material Adverse Effect.
     Section 5.9 Absence of Certain Changes.
     (a) Since December 31, 2006, there has not been or continued to exist any event, change, occurrence, effect, fact, circumstance or condition that, individually or in the aggregate, has had or is reasonably likely to have a GlobalSantaFe Material Adverse Effect.
     (b) From December 31, 2006 to the date of this Agreement, (x) GlobalSantaFe and its Subsidiaries have conducted their respective business only in the ordinary course consistent with past practice in all material respects and (y) there has not been (i) any material change by GlobalSantaFe or any of its Subsidiaries, when taken as a whole, in any of its accounting methods, principles or practices or any of its tax methods, practices or elections, (ii) any declaration, setting aside or payment of any dividend or distribution in respect of any share capital of GlobalSantaFe or any redemption, purchase or other acquisition of any of its securities, except for regular quarterly dividends on the GlobalSantaFe Ordinary Shares in an amount of $0.225 per share, (iii) any split, combination or reclassification of any of GlobalSantaFe’s capital shares or any issuance thereof or any issuance of any other securities in respect of, in lieu of or in substitution for GlobalSantaFe’s capital shares, except for issuances of GlobalSantaFe Ordinary Shares upon the exercise of GlobalSantaFe Options or GlobalSantaFe SARs or the vesting of GlobalSantaFe Stock Units, (iv) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan, except in the ordinary course of business consistent with past practices, (v) any sale, lease, exchange, transfer or other disposition of any material asset of GlobalSantaFe or any of its Subsidiaries other than in the ordinary course of business consistent with past practices, or (vi) any agreement or commitment (contingent or otherwise) by GlobalSantaFe or any of its Subsidiaries to do any of the foregoing.
     Section 5.10 Taxes.
     (a) Each of GlobalSantaFe, its Subsidiaries and each affiliated, consolidated, combined, unitary or similar group of which any such corporation is or was a member has (i) duly filed (or there has been filed on its behalf) on a timely basis (including all applicable extensions) with appropriate Governmental Entities all true and complete tax returns, statements, reports, declarations, estimates and forms (“Returns”) required to be filed by or with respect to it on or prior to the date hereof, except to the extent that any failure to file does not and is not reasonably likely to have, individually or in the aggregate, a GlobalSantaFe Material Adverse Effect, and (ii) duly paid, or deposited in full on a timely basis (including all applicable extensions) or made adequate provision in accordance with GAAP (or there has been paid or deposited or adequate provision has been made on its behalf) for the payment of, all taxes required to be paid by it, except to the extent that any failure to pay or deposit or make adequate provision for the payment of such taxes does not and is not reasonably likely to have, individually or in the aggregate, a GlobalSantaFe Material Adverse Effect. Representations made in this Section 5.10 are made to the knowledge of GlobalSantaFe to the extent that the representations relate to a corporation which was, but is not currently, a part of GlobalSantaFe’s or any Subsidiary’s affiliated, consolidated, combined unitary or similar group.
     (b) (i) No audits or other administrative proceedings or court proceedings are presently pending with regard to any taxes or Returns of GlobalSantaFe or any of its Subsidiaries as to which any taxing authority has asserted in writing any claim which, if adversely determined, is reasonably likely to have a GlobalSantaFe Material Adverse Effect; (ii) no Governmental Entity is now asserting in writing any deficiency or claim for taxes or any adjustment to taxes with respect to which GlobalSantaFe or any of its Subsidiaries may be liable with respect to income and other material taxes which have not been fully paid or finally settled, which, if adversely determined, is reasonably likely to have a GlobalSantaFe Material Adverse Effect; (iii) as of the date of this Agreement, neither GlobalSantaFe nor any of its Subsidiaries has granted any requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any taxes with respect to any Returns of GlobalSantaFe or any of its Subsidiaries; (iv) to the knowledge of GlobalSantaFe, neither GlobalSantaFe nor any of its Subsidiaries is a party to any closing agreement described in Section 7121 of the Code or any predecessor provision thereof or any similar agreement under state, local, or non-U.S. tax law; (v) to the knowledge of GlobalSantaFe, neither GlobalSantaFe nor any of its Subsidiaries is a party to, is bound by or has any obligation under any tax sharing, allocation or indemnity agreement or any similar agreement or arrangement (other than such an agreement or arrangement exclusively between or among GlobalSantaFe and its Subsidiaries and other than customary tax indemnifications contained in credit or similar agreements); (vi) neither GlobalSantaFe nor any of its Subsidiaries is a party to an agreement that provides for the payment of any amount in connection with the Merger that would be reasonably likely to constitute an “excess parachute payment” within the meaning of Section 280G of the Code; (vii) to the knowledge of GlobalSantaFe, neither GlobalSantaFe nor any of its Subsidiaries has made an election under Section 341(f) of the Code; (viii) to the knowledge of GlobalSantaFe, neither GlobalSantaFe nor any of its Subsidiaries has any liability for taxes under Treas. Reg. § 1.1502-6 or any similar provision of state, local, or non-U.S. tax law, except for taxes of the affiliated group of which GlobalSantaFe or any of its Subsidiaries is the common parent, within the meaning of Section 1504(a)(1) of the Code or any similar provision of state, local, or non-U.S. tax law; and (ix) GlobalSantaFe was not a passive foreign investment company, as defined in Section 1297(a) of the Code (a “PFIC”), for the 2006 taxable year and does not believe that it will be a PFIC for the taxable year in which the Merger occurs.
     (c) There are no liens for taxes in amounts reasonably likely to have a GlobalSantaFe Material Adverse Effect (other than statutory liens for taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings) upon any of the assets of GlobalSantaFe or any of its Subsidiaries.

     (d) Neither GlobalSantaFe nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.
     (e) Neither GlobalSantaFe nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).
     (f) Neither GlobalSantaFe nor any of its Subsidiaries knows of any fact or has taken any action or has failed to take any action that is reasonably likely to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.
     (g) For purposes of this Agreement, “tax” or “taxes” means all net income, gross income, gross receipts, sales, use, ad valorem, transfer, accumulated earnings, personal holding company, excess profits, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, disability, capital stock, or windfall profits taxes, customs duties or other taxes, fees, assessments or governmental charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority (U.S. or non-U.S.).
     Section 5.11 Employee Benefit Plans. (a) Section 5.11 of the GlobalSantaFe Disclosure Letter contains a list of all the GlobalSantaFe Benefit Plans. The term “GlobalSantaFe Benefit Plans” means all material employee benefit plans and other material benefit arrangements, including all “employee benefit plans” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not U.S.-based plans, and all other employee benefit, bonus, incentive, deferred compensation, stock option (or other equity-based), severance, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, practices or agreements, whether or not subject to ERISA or U.S.-based and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by GlobalSantaFe or any of its Subsidiaries, to which GlobalSantaFe or any of its Subsidiaries is a party or is required to provide benefits under Applicable Laws or in which any Person who is currently, has been or, prior to the Effective Time, is expected to become an employee of GlobalSantaFe is a participant. If requested by Transocean, GlobalSantaFe will provide Transocean, within 30 days of such request, with true and complete copies of the GlobalSantaFe Benefit Plans and, if applicable, the most recent trust agreements, Forms 5500, summary plan descriptions, funding statements, annual reports and actuarial reports for each such plan.
     (b) Except for such matters as, individually or in the aggregate, do not or are not reasonably likely to have a GlobalSantaFe Material Adverse Effect: all applicable reporting and disclosure requirements have been met with respect to the GlobalSantaFe Benefit Plans; there has been no “reportable event,” as that term is defined in Section 4043 of ERISA, with respect to the GlobalSantaFe Benefit Plans subject to Title IV of ERISA for which the 30-day reporting requirement has not been waived; to the extent applicable, the GlobalSantaFe Benefit Plans comply with the requirements of ERISA and the Code or with the regulations of any applicable jurisdiction, and any GlobalSantaFe Benefit Plan intended to be qualified under

Section 401(a) of the Code has received a favorable determination letter from the IRS; the GlobalSantaFe Benefit Plans have been maintained and operated in accordance with their terms, and, to GlobalSantaFe’s knowledge, there are no breaches of fiduciary duty in connection with the GlobalSantaFe Benefit Plans; there are no pending or, to GlobalSantaFe’s knowledge, threatened claims against or otherwise involving any GlobalSantaFe Benefit Plan, and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of GlobalSantaFe Benefit Plan activities) has been brought against or with respect to any such GlobalSantaFe Benefit Plan; all material contributions required to be made as of the date hereof to the GlobalSantaFe Benefit Plans have been made or provided for; with respect to the GlobalSantaFe Benefit Plans or any “employee pension benefit plans,” as defined in Section 3(2) of ERISA, that are subject to Title IV of ERISA and have been maintained or contributed to within six years prior to the Effective Time by GlobalSantaFe, its Subsidiaries or any trade or business (whether or not incorporated) which is under common control, or which is treated as a single employer, with GlobalSantaFe or any of its Subsidiaries under Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”), (i) neither GlobalSantaFe nor any of its Subsidiaries has incurred any direct or indirect liability under Title IV of ERISA in connection with any termination thereof or withdrawal therefrom; and (ii) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived.
     (c) Neither GlobalSantaFe nor any of its Subsidiaries nor any of its ERISA Affiliates contributes to, or has an obligation to contribute to, and has not within six years prior to the Effective Time contributed to, or had an obligation to contribute to, a “multiemployer plan” within the meaning of Section 3(37) of ERISA, and the execution of, and performance of the transactions contemplated by, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan (in connection therewith) that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee of GlobalSantaFe or any Subsidiary thereof.
     (d) No GlobalSantaFe Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of GlobalSantaFe or any Subsidiary of GlobalSantaFe for periods extending beyond their retirement or other termination of service other than (i) coverage mandated by Applicable Laws, (ii) death benefits under any “pension plan” or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary).
     Section 5.12 Labor Matters.
     (a) (i) As of the date of this Agreement, neither GlobalSantaFe nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or similar contract, agreement or understanding with a labor union or similar labor organization (A) covering any U.S. employees or (B) covering, in any single instance, 10% or more of the employees of GlobalSantaFe and its Subsidiaries taken as a whole, and (ii) to GlobalSantaFe’s knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened (x) involving any U.S. employees or (y) involving, in any single instance, 10% or more of the employees of GlobalSantaFe and its Subsidiaries taken as a whole.
     (b) Except for such matters as, individually or in the aggregate, do not and are not reasonably likely to have a GlobalSantaFe Material Adverse Effect and except as described in the GlobalSantaFe Reports filed prior to the date of this Agreement, (i) neither GlobalSantaFe nor any Subsidiary of GlobalSantaFe has received any written complaint of any unfair labor practice or other unlawful employment practice or any written notice of any material violation of any federal, state or local statutes, laws, ordinances, rules, regulations, orders or directives with respect to the employment of individuals by, or the employment practices of, GlobalSantaFe or any Subsidiary of GlobalSantaFe or the work conditions or the terms and conditions of employment and wages and hours of their respective businesses and (ii) there are no unfair labor practice charges or other employee related complaints against GlobalSantaFe or any Subsidiary of GlobalSantaFe pending or, to the knowledge of GlobalSantaFe, threatened, before any Governmental Entity by or concerning the employees working in their respective businesses.
     Section 5.13 Environmental Matters.
     (a) GlobalSantaFe and each Subsidiary of GlobalSantaFe has been and is in compliance with all applicable orders of any court, Governmental Entity or arbitration board or tribunal and any Applicable Law related to human health and the environment, including the common law (“Environmental Laws”), except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a GlobalSantaFe Material Adverse Effect. There are no past or present facts, conditions or circumstances that interfere (or are reasonably likely to interfere in the future) with the conduct of any of their respective businesses in the manner now conducted or which interfere with continued compliance with any Environmental Law, except for any non-compliance or interference that is not reasonably likely to have, individually or in the aggregate, a GlobalSantaFe Material Adverse Effect.
     (b) Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a GlobalSantaFe Material Adverse Effect, no judicial or administrative proceedings or governmental investigations are pending or, to the knowledge of GlobalSantaFe, threatened against GlobalSantaFe or its Subsidiaries that allege the violation of or seek to impose liability pursuant to any Environmental Law, and there are no past or present facts, conditions or circumstances at, on or arising out of, or otherwise associated with, any current (or, to the knowledge of GlobalSantaFe or its Subsidiaries, former) businesses, assets or properties of GlobalSantaFe or any Subsidiary of GlobalSantaFe, including but not limited to on-site or off-site disposal, release or spill of any material, substance or waste classified, characterized or otherwise regulated as hazardous, toxic, pollutant, contaminant or words of similar meaning under Environmental Laws, including petroleum or petroleum products or byproducts (“Hazardous Materials”) which violate Environmental Law or are reasonably likely to give rise under any Environmental Law to (i) costs, expenses, liabilities or obligations related to any cleanup, remediation, investigation, disposal or corrective action, (ii) claims arising for personal injury, property damage or damage to natural resources, or (iii) fines, penalties or injunctive relief.

     (c) Neither GlobalSantaFe nor any of its Subsidiaries has (i) received any notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law or (ii) entered into any consent decree or order or is subject to any order of any court or Governmental Entity or tribunal under any Environmental Law or relating to the cleanup of any Hazardous Materials, except for any such matters as do not and are not reasonably likely to have a GlobalSantaFe Material Adverse Effect.
     (d) GlobalSantaFe has delivered or otherwise made available for inspection to Transocean true, complete and correct copies and results of any material reports, studies, analyses, tests or monitoring possessed or initiated by GlobalSantaFe pertaining to Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by GlobalSantaFe or any of its Subsidiaries, or regarding GlobalSantaFe’s or its Subsidiaries’ compliance with applicable Environmental Laws.
     Section 5.14 Intellectual Property. GlobalSantaFe and its Subsidiaries own or possess adequate licenses or other valid rights to use all intellectual property used or held for use in connection with their respective businesses as currently being conducted, except where the failure to own such intellectual property or possess such licenses and other rights does not and is not reasonably likely to have, individually or in the aggregate, a GlobalSantaFe Material Adverse Effect. Neither GlobalSantaFe nor any of its Subsidiaries has received notice of any claims challenging the validity of such intellectual property, licenses or rights that are reasonably likely to have, individually or in the aggregate, a GlobalSantaFe Material Adverse Effect. To the knowledge of GlobalSantaFe, the conduct of GlobalSantaFe’s and its Subsidiaries’ respective businesses as currently conducted does not infringe on any intellectual property rights of others, except as would not be reasonably likely to have, individually or in the aggregate, a GlobalSantaFe Material Adverse Effect. To the knowledge of GlobalSantaFe, there is no infringement of any intellectual property owned by GlobalSantaFe or any of its Subsidiaries that is reasonably likely to have, individually or in the aggregate, a GlobalSantaFe Material Adverse Effect.
     Section 5.15 Decrees, Etc. Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a GlobalSantaFe Material Adverse Effect, (i) no order, writ, fine, injunction, decree, judgment, award or determination of any Governmental Entity or any arbitral or other dispute resolution body has been issued or entered against GlobalSantaFe or any Subsidiary of GlobalSantaFe or any of GlobalSantaFe’s officers or directors (in their capacities as such) that continues to be in effect that affects the ownership or operation of any of their respective assets or the conduct of their respective businesses, and (ii) since January 1, 1997, no criminal order, writ, fine, injunction, decree, judgment or determination of any Governmental Entity has been issued against GlobalSantaFe or any Subsidiary of GlobalSantaFe.
     Section 5.16 Insurance.
     (a) Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a GlobalSantaFe Material Adverse Effect, GlobalSantaFe and its Subsidiaries maintain insurance coverage with financially responsible insurance companies in such amounts and against such losses as are customary in the international offshore drilling business as of the date hereof.
     (b) Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a GlobalSantaFe Material Adverse Effect, no event relating specifically to GlobalSantaFe or its Subsidiaries (as opposed to events affecting the drilling service industry in general) has occurred that is reasonably likely, after the date of this Agreement, to result in an upward adjustment in premiums under any insurance policies they maintain. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no excess liability, hull or protection and indemnity insurance policy has been canceled by the insurer within one year prior to the date hereof, and to GlobalSantaFe’s knowledge, no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any such insurance policy of GlobalSantaFe or any Subsidiary of GlobalSantaFe during the period of one year prior to the date hereof. Prior to the date hereof, no event has occurred, including the failure by GlobalSantaFe or any Subsidiary of GlobalSantaFe to give any notice or information or by giving any inaccurate or erroneous notice or information, which materially limits or impairs the rights of GlobalSantaFe or any Subsidiary of GlobalSantaFe under any such excess liability, hull or protection and indemnity insurance policies.
     Section 5.17 No Brokers. GlobalSantaFe has not entered into any contract, arrangement or understanding with any Person which may result in the obligation of GlobalSantaFe or Transocean to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that GlobalSantaFe has retained Lehman Brothers Inc. and Simmons & Company International as its financial advisors, the arrangements with each of which have been disclosed in writing to Transocean prior to the date hereof.
     Section 5.18 Recommendation of Board of Directors; Opinion of Financial Advisor. (a) The Board of Directors of GlobalSantaFe, at a meeting duly called and held, adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby are advisable and in the best interests of GlobalSantaFe, (ii) approving this Agreement and transactions contemplated hereby, (iii) determining that it would be in the best interests of the shareholders of GlobalSantaFe that this Agreement and the transactions contemplated hereby be submitted to the shareholders of GlobalSantaFe and directing that it be so submitted in accordance with this Agreement and (iv) recommending adoption of this Agreement by the shareholders of GlobalSantaFe, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn.
     (b) The Board of Directors of GlobalSantaFe has received the opinion of each of Lehman Brothers Inc. and Simmons & Company International to the effect that, as of the date of such opinion, the GlobalSantaFe Merger Consideration to be received by holders of GlobalSantaFe Ordinary Shares is fair from a financial point of view to such holders.
     Section 5.19 Transocean Share Ownership. Neither GlobalSantaFe nor any of its Subsidiaries owns any shares in the capital of Transocean or any other securities convertible into or otherwise exercisable to acquire shares in the capital of Transocean.

     Section 5.20 Vote Required. The only vote of the holders of any class or series of GlobalSantaFe share capital necessary to approve any transaction contemplated by this Agreement is the approval of the scheme of arrangement pursuant to which the Merger is proposed to be effected by a majority in number of the GlobalSantaFe shareholders present and voting, whether in person or by proxy, representing 75% or more in value of the GlobalSantaFe Ordinary Shares held by the GlobalSantaFe shareholders present and voting, whether in person or by proxy, at the meeting held to consider such scheme of arrangement (the “GlobalSantaFe Shareholder Approval”).
     Section 5.21 Ownership of Drilling Units.
     (a) As of the date hereof, GlobalSantaFe or a Subsidiary of GlobalSantaFe has good and marketable title to the drilling units listed in GlobalSantaFe’s most recent annual report on Form 10-K, in each case free and clear of all Liens except for (i) defects or irregularities of title or encumbrances of a nature that do not materially impair the ownership or operation of these assets and which have not had and are not reasonably likely to, individually or in the aggregate, have a GlobalSantaFe Material Adverse Effect, (ii) Liens that secure obligations not yet due and payable or, if such obligations are due and have not been paid, Liens securing such obligations that are being diligently contested in good faith and by appropriate proceedings (any such contests involving an amount in excess of $25 million being described in the GlobalSantaFe Disclosure Letter), (iii) Liens for taxes, assessments or other governmental charges or levies not yet due or which are being contested in good faith, (iv) Liens in connection with workmen’s compensation, unemployment insurance or other social security, old age pension or public liability obligations not yet due or which are being contested in good faith, (v) operators’, vendors’, suppliers of necessaries to GlobalSantaFe’s drilling units, carriers’, warehousemen’s, repairmen’s, mechanics’, workmen’s, materialmen’s, construction or shipyard liens (during repair or upgrade periods) or other like Liens arising by operation of law in the ordinary course of business or statutory landlord’s liens, each of which is in respect of obligations that have not been outstanding more than 90 days (so long as no action has been taken to file or enforce such Liens within said 90-day period) or which are being contested in good faith and (vi) other Liens disclosed in the GlobalSantaFe Disclosure Letter (the Liens described in clauses (i), (ii), (iii), (iv), (v) and (vi), collectively, “GlobalSantaFe Permitted Liens”). No such asset is leased under an operating lease from a lessor that, to GlobalSantaFe’s knowledge, has incurred non-recourse indebtedness to finance the acquisition or construction of such asset.
     (b) Except as would not have, individually or in the aggregate, a GlobalSantaFe Material Adverse Effect, GlobalSantaFe has caused the drilling units listed in GlobalSantaFe’s most recent annual report on 10-K to be maintained consistent with general practice in the offshore drilling industry, and all such drilling units are in good operating condition and repair consistent with general practice in the offshore drilling industry.
     Section 5.22 Undisclosed Liabilities. Neither GlobalSantaFe nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not fixed, accrued, contingent or otherwise, except liabilities and obligations that (i) are disclosed in the GlobalSantaFe Reports filed prior to the date of this Agreement, (ii) are referred to in the GlobalSantaFe Disclosure Letter, (iii) were incurred since March 31, 2007 in the ordinary course of business consistent with past practice or (iv) do not and are not reasonably likely to have, individually or in the aggregate, a GlobalSantaFe Material Adverse Effect.
     Section 5.23 Certain Contracts.
     (a) Section 5.23 of the GlobalSantaFe Disclosure Letter contains a list of all of the following contracts, commitments or agreements (other than those set forth on an exhibit index in the GlobalSantaFe Reports filed prior to the date of this Agreement) to which GlobalSantaFe or any Subsidiary of GlobalSantaFe is a party or by which any of them or their assets is bound as of the date of this Agreement: (i) any non-competition agreement that purports to limit the manner in which, or the localities in which, all or any portion of their respective businesses is conducted, other than any such limitation that is not material to GlobalSantaFe and its Subsidiaries, taken as a whole, and will not be material to Transocean and its Subsidiaries, taken as a whole, following the Effective Time, (ii) any drilling unit construction or conversion contract with respect to which the drilling unit has not been delivered and paid for, (iii) any drilling contracts of one year or greater remaining duration, including fixed price customer options, (iv) any contract or agreement for the borrowing of money with a borrowing capacity or outstanding indebtedness of $50 million or more, (v) any employment agreement between GlobalSantaFe or any of its Subsidiaries, on the one hand, and any of GlobalSantaFe’s officers and key employees, on the other hand, (vi) any agreement which, upon the consummation of the Merger or any other transaction contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events, including the passage of time) result in any payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any payment or benefits, from Transocean or GlobalSantaFe or any of their respective Subsidiaries to any officer, director, consultant or employee of any of the foregoing, (vii) any agreement which is a material joint venture agreement, joint operating agreement, partnership agreement or other similar contract or agreement involving a sharing of profits and expenses with one or more third Persons, (viii) any agreement the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) or (ix) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC). Each contract, arrangement, commitment or understanding of the type described in this Section 5.23(a), whether or not included as an exhibit to any GlobalSantaFe Report or included in Section 5.23 of the GlobalSantaFe Disclosure Letter, is referred to herein as a “GlobalSantaFe Material Contract,” and for purposes of Section 7.1 and the bringdown of Section 5.23(b) pursuant to Section 8.3(a), “GlobalSantaFe Material Contract” shall include any such contract, arrangement, commitment or understanding that is entered into after the date of this Agreement.
     (b) Each GlobalSantaFe Material Contract is, to the knowledge of GlobalSantaFe, in full force and effect, and GlobalSantaFe and each of its Subsidiaries have in all material respects performed all obligations required to be performed by them to date under each GlobalSantaFe Material Contract to which it is a party, except where such failure to be binding or in full force and effect or such failure to perform does not and is not reasonably likely to create, individually or in the aggregate, a GlobalSantaFe Material Adverse Effect. Except for

such matters as do not and are not reasonably likely to have, individually or in the aggregate, a GlobalSantaFe Material Adverse Effect, neither GlobalSantaFe nor any of its Subsidiaries (x) knows of, or has received written notice of, any breach of or violation or default under (nor, to the knowledge of GlobalSantaFe, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any GlobalSantaFe Material Contract or (y) has received written notice of the desire of the other party or parties to any such GlobalSantaFe Material Contract to exercise any rights such party has to cancel, terminate or repudiate such contract or exercise remedies thereunder. Except as would not be reasonably likely to have, individually or in the aggregate, a GlobalSantaFe Material Adverse Effect, the consummation of the transactions contemplated by this Agreement will not breach or violate any GlobalSantaFe Material Contract or permit any other party to a GlobalSantaFe Material Contract to exercise rights adverse to GlobalSantaFe. Each GlobalSantaFe Material Contract is enforceable by GlobalSantaFe or a Subsidiary of GlobalSantaFe in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity), except where such unenforceability is not reasonably likely to create, individually or in the aggregate, a GlobalSantaFe Material Adverse Effect.
     Section 5.24 Capital Expenditure Program. As of the date of this Agreement, the GlobalSantaFe Disclosure Letter accurately sets forth in all material respects, for each of GlobalSantaFe’s sustaining, life extension and newbuild capital expenditure programs, the capital expenditures for all such programs that were forecasted to be incurred in 2007 and 2008 on a quarterly basis, as previously provided to Transocean. The construction in progress attributable to the newbuilds and included in the consolidated balance sheet of GlobalSantaFe at March 31, 2007 included in the GlobalSantaFe Reports (excluding capitalized interest on such newbuilds) and the projected newbuild capital expenditures to be incurred in 2007 and 2008 equal the projected total construction costs to complete such newbuilds, as at the time of such forecast.
     Section 5.25 Derivative Transactions. Section 5.25 of the GlobalSantaFe Disclosure Letter contains a complete and correct list of all Derivative Transactions (including each outstanding commodity or financial hedging position) entered into by GlobalSantaFe or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement. All such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with Applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by GlobalSantaFe and its Subsidiaries, and were, and will be, entered into with counterparties believed at the time, and except as set forth in Section 5.25 of the GlobalSantaFe Disclosure Letter, still believes to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. GlobalSantaFe and each of its Subsidiaries have, and will have, duly performed all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of GlobalSantaFe, there are and will be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder. “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.
     Section 5.26 Disclosure Controls and Procedures. GlobalSantaFe has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act) that are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by GlobalSantaFe in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to GlobalSantaFe’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of GlobalSantaFe required under the Exchange Act with respect to such reports. Except as set forth in GlobalSantaFe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, since January 1, 2006, neither GlobalSantaFe nor its independent auditors have identified any “significant deficiencies” or “material weaknesses” in GlobalSantaFe’s or any of its Subsidiaries’ internal controls as contemplated under Section 404 of the Sarbanes-Oxley Act.
     Section 5.27 Affiliate Transactions. There are no material agreements, contracts, transfers of assets or liabilities or other commitments or transactions (other than GlobalSantaFe Benefit Plans described in Section 5.11 of the GlobalSantaFe Disclosure Letter), whether or not entered into in the ordinary course of business, to or by which GlobalSantaFe or any of its Subsidiaries, on the one hand, and any of their respective Affiliates (other than GlobalSantaFe or any of its direct or indirect wholly owned Subsidiaries) on the other hand, are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect at any time since December 31, 2005 or (b) involve continuing liabilities and obligations that, individually or in the aggregate, have been, are or will be material to GlobalSantaFe and its Subsidiaries taken as a whole. “Affiliate” means, as to any specified Person, any other Person that, directly or indirectly through one or more intermediaries or otherwise, controls, is controlled by or is under common control with the specified Person. As used in this definition, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person (whether through ownership of capital stock of that Person, by contract or otherwise).
     Section 5.28 Disclaimer.
     (a) Except for the representations and warranties contained in this Article V of this Agreement, Transocean acknowledges that neither GlobalSantaFe nor any other Person on behalf of GlobalSantaFe makes any other express or implied representation or warranty with respect to GlobalSantaFe with respect to any other information provided to Transocean. Without limiting the generality of the foregoing, neither GlobalSantaFe nor any other Person will have or be subject to any liability or indemnification obligation to Transocean or any other Person resulting from the distribution to Transocean, or use by Transocean of, any such information, including any information, documents, projections, forecasts or other material made available to Transocean in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.
     (b) In connection with investigation by Transocean of GlobalSantaFe and its Subsidiaries, Transocean has received or may receive from GlobalSantaFe and/or GlobalSantaFe’s Subsidiaries certain projections, forward-looking statements and other forecasts and certain business plan information. Transocean acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Transocean is familiar with such uncertainties, that Transocean is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans), and that, absent fraud or willful misrepresentation, Transocean shall have no claim against anyone with respect thereto. Accordingly, Transocean acknowledges that GlobalSantaFe makes no representation or warranty with respect to such estimates, projections, forecasts or plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans).
ARTICLE 6
REPRESENTATIONS AND WARRANTIES
OF TRANSOCEAN AND MERGER SUB
     Except as set forth in (i) other than with respect to Sections 6.1, 6.2 and 6.3, the Transocean Reports filed on or after December 31, 2006 and prior to the date of this Agreement (excluding any risk factor disclosure contained in any such Transocean Report under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading and excluding information set forth in any exhibit thereto), to the extent a matter is disclosed in such Transocean Reports in such a way as to make its relevance to the applicable representation or warranty reasonably apparent), and (ii) the disclosure letter delivered to GlobalSantaFe by Transocean at or prior to the execution hereof (the “Transocean Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent), Transocean and Merger Sub, jointly and severally, represent and warrant to GlobalSantaFe that:
     Section 6.1 Existence; Good Standing; Corporate Authority. Each of Transocean and Merger Sub is a company duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation. Transocean is duly qualified to do business and, to the extent such concept or similar concept exists in the relevant jurisdiction, is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified does not and is not reasonably likely to have, individually or in the aggregate, a Transocean Material Adverse Effect (as defined in Section 10.9). Each of Transocean and Merger Sub has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of the memorandum of association and articles of association of Transocean and Merger Sub previously made available to GlobalSantaFe are true and correct and contain all amendments as of the date hereof.
     Section 6.2 Authorization, Validity and Effect of Agreements. Each of Transocean and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party. The execution, delivery and performance by Transocean and Merger Sub of this Agreement and the consummation by each of Transocean and Merger Sub of the transactions contemplated hereby, including, with respect to Transocean, the issuance by Transocean and delivery by Transocean of Transocean Ordinary Shares pursuant to the Merger and the Reclassification, have been duly authorized by the Board of Directors of Transocean and the Board of Directors of Merger Sub and no other corporate proceedings on the part of either of them are necessary to authorize the execution, delivery and performance of this Agreement by Transocean and Merger Sub and the consummation of the transactions contemplated hereby, other than the approvals referred to in Section 6.20. This Agreement has been duly and validly executed and delivered by Transocean and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by GlobalSantaFe, constitutes the valid and legally binding obligation of Transocean and Merger Sub, enforceable against Transocean and Merger Sub, as applicable, in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity). Transocean has taken all action necessary to render the restrictions set forth in Article XXVII of its articles of association inapplicable to this Agreement and the transactions contemplated hereby.
     Section 6.3 Capitalization. As of the date of this Agreement, the authorized share capital of Transocean consists of 800,000,000 Transocean Ordinary Shares and 50,000,000 undesignated shares, par value $0.10 per share, of Transocean (“Transocean Preference Shares”). As of the date of this Agreement, there were 203,900 Warrants outstanding, each representing the right to purchase 17.5 Transocean Ordinary Shares at an exercise price of $19.00 per share, an aggregate principal amount of $26,218,000 of Transocean Zero Coupon Convertible Debentures with a conversion price of $71.00 per Transocean Ordinary Share and an aggregate principal amount of $399,899,000 of Transocean 1.5% Convertible Debentures with a conversion price of $72.14 per Transocean Ordinary Share. As of June 30, 2007, there were 289,280,582 Transocean Ordinary Shares issued and outstanding, including 551,089 restricted shares, 3,697,720 Transocean Ordinary Shares reserved for issuance upon exercise of outstanding Transocean Options, 364,995 Transocean Ordinary Shares reserved for issuance upon the vesting of Transocean Deferred Units, 3,568,250 Transocean Ordinary Shares reserved for issuance upon exercise of outstanding Warrants, 213,850 Transocean Ordinary Shares reserved for issuance upon conversion of outstanding Transocean Zero Coupon Convertible Debentures, 5,543,680 Transocean Ordinary Shares reserved for issuance upon conversion of outstanding Transocean 1.5% Convertible Debentures and no Transocean Preference Shares issued. From June 30, 2007 to the date of this Agreement, no additional Transocean Preference Shares or Transocean Ordinary Shares have been issued (other than pursuant to Transocean Options, Warrants Transocean Zero Coupon Convertible Debentures and Transocean 1.5%

Convertible Debentures that were outstanding as of June 30, 2007 and are disclosed in Section 4.1(c) of the Transocean Disclosure Letter), and no additional Transocean Options, Warrants, Transocean Zero Coupon Convertible Debentures or Transocean 1.5% Convertible Debentures have been issued or granted, and there has been no increase in the number of Transocean Ordinary Shares issuable upon exercise of the Transocean Options, Warrants Transocean Zero Coupon Convertible Debentures or Transocean 1.5% Convertible Debentures from those issuable under such Transocean Options, Warrants, Transocean Zero Coupon Convertible Debentures and Transocean 1.5% Convertible Debentures as of June 30, 2007. All issued Transocean Ordinary Shares are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, except as set forth in this Section 6.3, (x) there are no outstanding or authorized capital shares, and there are no options, warrants, calls, subscriptions, convertible securities, preemptive rights or other rights, agreements, claims or commitments which obligate Transocean or any of its Subsidiaries to issue, transfer or sell any capital shares or other voting securities or other equity interest in Transocean or any of its Subsidiaries or securities convertible into or exchangeable for such shares, securities or equity interests, (y) there are no outstanding or authorized contractual obligations of Transocean or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital shares or other voting securities of or other equity interest in Transocean or any of its Subsidiaries or any such securities or agreements listed in clause (x) of this sentence, and (z) there are no voting trusts or similar agreements to which Transocean or any of its Subsidiaries is a party with respect to the voting of any capital shares or other voting securities of or other equity interest in Transocean or any of its Subsidiaries. Transocean has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of Transocean on any matter.
     Section 6.4 Significant Subsidiaries.
     (a) Each of Transocean’s Significant Subsidiaries is a corporation or other legal entity duly organized, validly existing and, to the extent such concept or similar concept exists in the relevant jurisdiction, in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate or other entity power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing (where applicable) in each jurisdiction in which the ownership, operation or lease of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing does not and is not reasonably likely to have a Transocean Material Adverse Effect. All of the outstanding shares of capital stock of, or other ownership interests in, each of Transocean’s Significant Subsidiaries are duly authorized, validly issued, fully paid and nonassessable, and, as of the date of this Agreement, are owned, directly or indirectly, by Transocean free and clear of all Liens.
     (b) All of the outstanding share capital of Merger Sub is owned directly by Transocean. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, as of the Effective Time, will have not engaged in any activities other than in connection with the transactions contemplated by this Agreement, including the financing of such transactions. Immediately prior to the Effective Time, Merger Sub will have one outstanding ordinary share, par value $0.01 per share.
     Section 6.5 Compliance with Laws; Permits. Except for such matters as, individually or in the aggregate, do not and are not reasonably likely to have a Transocean Material Adverse Effect and except for matters arising under Environmental Laws which are treated exclusively in Section 6.13:
     (a) Neither Transocean nor any Subsidiary of Transocean is in violation of any Applicable Laws relating to the ownership or operation of any of their respective assets or businesses, and no claim is pending or, to the knowledge of Transocean, threatened with respect to any such matters. No condition exists that is not disclosed in the Transocean Disclosure Letter and which does or is reasonably likely to constitute a violation of or deficiency under any Applicable Law relating to the ownership or operation of the assets or conduct of businesses of Transocean or any Subsidiary of Transocean.
     (b) Transocean and each Subsidiary of Transocean hold all permits, licenses, certifications, variations, exemptions, orders, franchises and approvals of all governmental or regulatory authorities necessary for the ownership, leasing and operation of their respective assets or the conduct of their respective businesses (the “Transocean Permits”). All Transocean Permits are in full force and effect and there exists no default thereunder or breach thereof, and Transocean has no notice or actual knowledge that such Transocean Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Entity has given, or to the knowledge of Transocean threatened to give, any action to terminate, cancel or reform any Transocean Permit.
     (c) Each drilling unit owned or leased by Transocean or a Subsidiary of Transocean which is subject to classification is in class according to the rules and regulations of the applicable classifying body and is duly and lawfully documented under the laws of its flag jurisdiction.
     (d) Transocean and each Subsidiary of Transocean possess all permits, licenses, operating authorities, orders, exemptions, franchises, variances, consents, approvals or other authorizations required for the present ownership and operation of all its real property or leaseholds (“Transocean Real Property”). There exists no material default or breach with respect to, and no party or Governmental Entity has taken or, to the knowledge of Transocean, threatened to take, any action to terminate, cancel or reform any such permit, license, operating authority, order, exemption, franchise, variance, consent, approval or other authorization pertaining to the Transocean Real Property.
     (e) Without limiting the generality of clause (a) above, and mindful of the principles of the FCPA and other similar applicable foreign laws, neither Transocean nor any of its Subsidiaries, nor, in any such case, any of their respective Transocean Representatives (i) is in violation of the FCPA or other similar applicable foreign laws as a result of having made, offered or authorized any payment or given or offered anything of value directly or indirectly (including through a friend or family member with personal relationships with government officials) to an official of any government for the purpose with respect to Transocean or any of its Subsidiaries of influencing an act or decision in his official capacity or inducing him to use his influence with that government, (ii) is in violation of the FCPA or other similar applicable foreign laws as a result of having made, offered or authorized any payment to any Governmental Entity, political party or political candidate for the purpose with respect to Transocean or any of its Subsidiaries of influencing any official act or decision, or inducing such Person to use any influence with that government or (iii) has taken any action that would be reasonably likely to subject Transocean or any of its Subsidiaries to any material liability or penalty under any and all Applicable Laws of any Governmental Entity.
     (f) Without limiting the generality of clause (a) above, neither Transocean nor any of its Subsidiaries nor any of their respective directors, officers, employees or affiliates, to Transocean’s knowledge, is a Person with whom transactions are currently prohibited under any U.S. sanctions administered by OFAC or equivalent European Union measure.
     Section 6.6 No Conflict.
     (a) Neither the execution, delivery and performance by Transocean and Merger Sub of this Agreement nor the consummation by either of them of the transactions contemplated hereby in accordance with the terms hereof will (i) subject to the approvals referred to in Section 6.20, conflict with or result in a breach of any provisions of the memorandum of association or articles of association of Transocean or Merger Sub or the certificate of incorporation, bylaws or similar governing documents of any of Transocean’s Significant Subsidiaries, (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of Transocean or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to Transocean or any of its Subsidiaries under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which Transocean or any of its Subsidiaries is a party, or by which Transocean or any of its Subsidiaries or any of their properties is bound or affected, or (iii) subject to the filings and other matters referred to in Section 6.6(b), contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to Transocean or any of its Subsidiaries, except for such matters described in clause (ii) or (iii) as do not and are not reasonably likely to have, individually or in the aggregate, a Transocean Material Adverse Effect.
     (b) Neither the execution, delivery and performance by Transocean or Merger Sub of this Agreement nor the consummation by either of them of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval or authorization of, or filing or registration with, any Governmental Entity, other than the Regulatory Filings, the filing of a listing application with the NYSE pursuant to Section 7.9 and the filing of the Transocean Court Order with the Registrar of Companies of the Cayman Islands, except for any consent, approval or authorization the failure of which to obtain and for any filing or registration the failure of which to make, individually or in the aggregate, does not and is not reasonably likely to have a Transocean Material Adverse Effect.
     Section 6.7 SEC Documents. (a) Transocean has timely filed with the SEC all documents (including exhibits and any amendments thereto) required to be so filed by it since January 1, 2007 pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act, and has made available to GlobalSantaFe each registration statement, report, proxy statement or information statement (other than preliminary materials) it has so filed, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the “Transocean Reports”). As of its respective date, each Transocean Report (i) complied in all material respects in accordance with the applicable requirements of each of the Exchange Act, the Sarbanes-Oxley Act and other Applicable Law, as the case may be, and, in each case, the applicable rules and regulations of the SEC thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading except for such statements, if any, as have been corrected by subsequent filings with the SEC prior to the date hereof.
     (b) Each of the consolidated balance sheets included in or incorporated by reference into the Transocean Reports (including the related notes and schedules) fairly presents in all material respects (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount) the consolidated financial position of Transocean and its Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and changes in shareholders’ equity included in or incorporated by reference into the Transocean Reports (including any related notes and schedules) fairly presents in all material respects (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount) the results of operations, cash flows or changes in shareholders’ equity, as the case may be, of Transocean and its Subsidiaries for the periods set forth therein; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by Transocean with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by Transocean with the SEC after the date of this Agreement will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC. Ernst & Young LLP is an independent public accounting firm with respect to Transocean and has not resigned or been dismissed as independent public accountants of Transocean.
     (c) Since January 1, 2004, (A) the exercise price of each Transocean Option has been no less than the Fair Market Value (as defined or determined under the terms of the respective Transocean Benefit Plan under which such Transocean Option was granted) of a Transocean Ordinary Share as determined on the date of grant of such Transocean Option, and (B) all grants of Transocean Options were validly issued and properly approved by the Board of Directors of Transocean (or a duly authorized committee or subcommittee thereof) in material compliance with Applicable Law and recorded in Transocean’s financial statements referred to in Section 6.7(b) in accordance with GAAP, and no such grants involved any “back dating” or similar practices with respect to the effective date of grant or exercise price, except as, individually or in the aggregate, has not had and would not be reasonably likely to have or result in a Transocean Material Adverse Effect.
     Section 6.8 Litigation. Except as described in the Transocean Reports filed on or prior to the date of this Agreement, (A) there are no actions, suits or proceedings pending against Transocean or any of its Subsidiaries or, to Transocean’s knowledge, threatened against Transocean or any of its Subsidiaries, at law or in equity or in any arbitration or similar proceedings, before or by any U.S. federal, state or non-U.S. court, commission, board, bureau, agency or instrumentality or any U.S. or non-U.S. arbitral or other dispute resolution body, that are reasonably likely to have, individually or in the aggregate, a Transocean Material Adverse Effect, and (B) there is no claim, action, litigation or proceeding that Transocean or any of its Subsidiaries has pending against other parties, where such claim, action, litigation or proceeding is intended to enforce or preserve material rights of Transocean or any of its Subsidiaries, except as to which the failure to enforce or preserve such rights is not reasonably likely to have a Transocean Material Adverse Effect.
     Section 6.9 Absence of Certain Changes.
     (a) Since December 31, 2006, there has not been or continued to exist any event, change, occurrence, effect, fact, circumstance or condition that, individually or in the aggregate, has had or is reasonably likely to have a Transocean Material Adverse Effect.
     (b) From December 31, 2006 to the date of this Agreement, (x) Transocean and its Subsidiaries have conducted their respective business only in the ordinary course consistent with past practice in all material respects and (y) there has not been (i) any material change by Transocean or any of its Subsidiaries, when taken as a whole, in any of its accounting methods, principles or practices or any of its tax methods, practices or elections, (ii) any declaration, setting aside or payment of any dividend or distribution in respect of any share capital of Transocean or any redemption, purchase or other acquisition of any of its securities, (iii) any split, combination or reclassification of any of Transocean’s capital shares or any issuance thereof or any issuance of any other securities in respect of, in lieu of or in substitution for Transocean’s capital shares, except for issuances of Transocean Ordinary Shares upon the exercise or conversion, as the case may be, of Transocean Options, Transocean Zero Coupon Convertible Debentures, Transocean 1.5% Convertible Debentures, Warrants or the vesting of Transocean Deferred Units, (iv) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan, except in the ordinary course of business consistent with past practices, (v) any sale, lease, exchange, transfer or other disposition of any material asset of Transocean or any of its Subsidiaries other than in the ordinary course of business consistent with past practices, or (vi) any agreement or commitment (contingent or otherwise) by Transocean or any of its Subsidiaries to do any of the foregoing.
     Section 6.10 Taxes.
     (a) Each of Transocean, its Subsidiaries and each affiliated, consolidated, combined, unitary or similar group of which any such corporation is or was a member has (i)

duly filed (or there has been filed on its behalf) on a timely basis (including all applicable extensions) with appropriate Governmental Entities all true and complete Returns required to be filed by or with respect to it on or prior to the date hereof, except to the extent that any failure to file does not and is not reasonably likely to have, individually or in the aggregate, a Transocean Material Adverse Effect, and (ii) duly paid, or deposited in full on a timely basis (including all applicable extensions) or made adequate provision in accordance with GAAP (or there has been paid or deposited or adequate provision has been made on its behalf) for the payment of, all taxes required to be paid by it, except to the extent that any failure to pay or deposit or make adequate provision for the payment of such taxes does not and is not reasonably likely to have, individually or in the aggregate, a Transocean Material Adverse Effect. Representations made in this Section 6.10 are made to the knowledge of Transocean to the extent that the representations relate to a corporation which was, but is not currently, a part of Transocean’s or any Subsidiary’s affiliated, consolidated, combined unitary or similar group.
     (b) (i) No audits or other administrative proceedings or court proceedings are presently pending with regard to any taxes or Returns of Transocean or any of its Subsidiaries as to which any taxing authority has asserted in writing any claim which, if adversely determined, is reasonably likely to have a Transocean Material Adverse Effect; (ii) no Governmental Entity is now asserting in writing any deficiency or claim for taxes or any adjustment to taxes with respect to which Transocean or any of its Subsidiaries may be liable with respect to income and other material taxes which have not been fully paid or finally settled, which, if adversely determined, is reasonably likely to have a Transocean Material Adverse Effect; (iii) as of the date of this Agreement, neither Transocean nor any of its Subsidiaries has granted any requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any taxes with respect to any Returns of Transocean or any of its Subsidiaries; (iv) to the knowledge of Transocean, neither Transocean nor any of its Subsidiaries is a party to any closing agreement described in Section 7121 of the Code or any predecessor provision thereof or any similar agreement under state, local, or non-U.S. tax law; (v) to the knowledge of Transocean, neither Transocean nor any of its Subsidiaries is a party to, is bound by or has any obligation under any tax sharing, allocation or indemnity agreement or any similar agreement or arrangement (other than such an agreement or arrangement exclusively between or among Transocean and its Subsidiaries and other than customary tax indemnifications contained in credit or similar agreements); (vi) neither Transocean nor any of its Subsidiaries is a party to an agreement that provides for the payment of any amount in connection with the Merger that would be reasonably likely to constitute an “excess parachute payment” within the meaning of Section 280G of the Code; (vii) to the knowledge of Transocean, neither Transocean nor any of its Subsidiaries has made an election under Section 341(f) of the Code; (viii) to the knowledge of Transocean, neither Transocean nor any of its Subsidiaries has any liability for taxes under Treas. Reg. § 1.1502-6 or any similar provision of state, local, or non-U.S. tax law, except for taxes of the affiliated group of which Transocean or any of its Subsidiaries is the common parent, within the meaning of Section 1504(a)(1) of the Code or any similar provision of state, local, or non-U.S. tax law; and (ix) Transocean was not a PFIC for the 2006 taxable year, does not believe that it will be a PFIC for the taxable year in which the Merger occurs, and has no reason, on the basis of facts presently known, to believe that Transocean will become a PFIC for any subsequent year.

     (c) There are no liens for taxes in amounts reasonably likely to have a Transocean Material Adverse Effect (other than statutory liens for taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings) upon any of the assets of Transocean or any of its Subsidiaries.
     (d) Neither Transocean nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.
     (e) Neither Transocean nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).
     (f) Neither Transocean nor any of its Subsidiaries knows of any fact or has taken any action or has failed to take any action that is reasonably likely to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.
     Section 6.11 Employee Benefit Plans.
     (a) Section 6.11 of the Transocean Disclosure Letter contains a list of all the Transocean Benefit Plans. The term “Transocean Benefit Plans” means all material employee benefit plans and other material benefit arrangements, including all “employee benefit plans” as defined in Section 3(3) of ERISA, whether or not U.S.-based plans, and all other employee benefit, bonus, incentive, deferred compensation, stock option (or other equity-based), severance, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, practices or agreements, whether or not subject to ERISA or U.S.-based and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by Transocean or any of its Subsidiaries, to which Transocean or any of its Subsidiaries is a party or is required to provide benefits under Applicable Laws or in which any Person who is currently, has been or, prior to the Effective Time, is expected to become an employee of Transocean is a participant. If requested by GlobalSantaFe, Transocean will provide GlobalSantaFe, within 30 days of such request, with true and complete copies of the Transocean Benefit Plans and, if applicable, the most recent trust agreements, Forms 5500, summary plan descriptions, funding statements, annual reports and actuarial reports for each such plan.
     (b) Except for such matters as, individually or in the aggregate, do not or are not reasonably likely to have a Transocean Material Adverse Effect: all applicable reporting and disclosure requirements have been met with respect to the Transocean Benefit Plans; there has been no “reportable event,” as that term is defined in Section 4043 of ERISA, with respect to the Transocean Benefit Plans subject to Title IV of ERISA for which the 30-day reporting requirement has not been waived; to the extent applicable, the Transocean Benefit Plans comply with the requirements of ERISA and the Code or with the regulations of any applicable jurisdiction, and any Transocean Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS; the Transocean Benefit Plans have been maintained and operated in accordance with their terms, and, to Transocean’s knowledge, there are no breaches of fiduciary duty in connection with the Transocean Benefit

Plans; there are no pending or, to Transocean’s knowledge, threatened claims against or otherwise involving any Transocean Benefit Plan, and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Transocean Benefit Plan activities) has been brought against or with respect to any such Transocean Benefit Plan; all material contributions required to be made as of the date hereof to the Transocean Benefit Plans have been made or provided for; with respect to the Transocean Benefit Plans or any “employee pension benefit plans,” as defined in Section 3(2) of ERISA, that are subject to Title IV of ERISA and have been maintained or contributed to within six years prior to the Effective Time by Transocean, its Subsidiaries or any of its ERISA Affiliates, (i) neither Transocean nor any of its Subsidiaries has incurred any direct or indirect liability under Title IV of ERISA in connection with any termination thereof or withdrawal therefrom; and (ii) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived.
     (c) Neither Transocean nor any of its Subsidiaries nor any of its ERISA Affiliates contributes to, or has an obligation to contribute to, and has not within six years prior to the Effective Time contributed to, or had an obligation to contribute to, a “multiemployer plan” within the meaning of Section 3(37) of ERISA, and the execution of, and performance of the transactions contemplated by, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan (in connection therewith) that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee of Transocean or any Subsidiary thereof.
     (d) No Transocean Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of Transocean or any Subsidiary of Transocean for periods extending beyond their retirement or other termination of service other than (i) coverage mandated by Applicable Laws, (ii) death benefits under any “pension plan” or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary).
     Section 6.12 Labor Matters.
     (a) (i) As of the date of this Agreement, neither Transocean nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or similar contract, agreement or understanding with a labor union or similar labor organization (A) covering any U.S. employees or (B) covering, in any single instance, 10% or more of the employees of Transocean and its Subsidiaries taken as a whole, and (ii) to Transocean’s knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened (x) involving any U.S. employees or (y) involving, in any single instance, 10% or more of the employees of Transocean and its Subsidiaries taken as a whole.
     (b) Except for such matters as, individually or in the aggregate, do not and are not reasonably likely to have a Transocean Material Adverse Effect and except as described in the Transocean Reports filed prior to the date of this Agreement, (i) neither Transocean nor any Subsidiary of Transocean has received any written complaint of any unfair labor practice or other unlawful employment practice or any written notice of any material violation of any federal, state or local statutes, laws, ordinances, rules, regulations, orders or directives with respect to the employment of individuals by, or the employment practices of, Transocean or any Subsidiary of Transocean or the work conditions or the terms and conditions of employment and wages and hours of their respective businesses and (ii) there are no unfair labor practice charges or other employee related complaints against Transocean or any Subsidiary of Transocean pending or, to the knowledge of Transocean, threatened, before any Governmental Entity by or concerning the employees working in their respective businesses.
     Section 6.13 Environmental Matters.
     (a) Transocean and each Subsidiary of Transocean has been and is in compliance with all Environmental Laws except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Transocean Material Adverse Effect. There are no past or present facts, conditions or circumstances that interfere (or are reasonably likely to interfere in the future) with the conduct of any of their respective businesses in the manner now conducted or which interfere with continued compliance with any Environmental Law, except for any non-compliance or interference that is not reasonably likely to have, individually or in the aggregate, a Transocean Material Adverse Effect.
     (b) Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Transocean Material Adverse Effect, no judicial or administrative proceedings or governmental investigations are pending or, to the knowledge of Transocean, threatened against Transocean or its Subsidiaries that allege the violation of or seek to impose liability pursuant to any Environmental Law, and there are no past or present facts, conditions or circumstances at, on or arising out of, or otherwise associated with, any current (or, to the knowledge of Transocean or its Subsidiaries, former) businesses, assets or properties of Transocean or any Subsidiary of Transocean, including but not limited to on-site or off-site disposal, release or spill of any Hazardous Materials which violate Environmental Law or are reasonably likely to give rise under any Environmental Law to (i) costs, expenses, liabilities or obligations related to any cleanup, remediation, investigation, disposal or corrective action, (ii) claims arising for personal injury, property damage or damage to natural resources, or (iii) fines, penalties or injunctive relief.
     (c) Neither Transocean nor any of its Subsidiaries has (i) received any notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law or (ii) entered into any consent decree or order or is subject to any order of any court or Governmental Entity or tribunal under any Environmental Law or relating to the cleanup of any Hazardous Materials, except for any such matters as do not and are not reasonably likely to have a Transocean Material Adverse Effect.
     (d) Transocean has delivered or otherwise made available for inspection to GlobalSantaFe true, complete and correct copies and results of any material reports, studies, analyses, tests or monitoring possessed or initiated by Transocean pertaining to Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by Transocean or any of its Subsidiaries, or regarding Transocean’s or its Subsidiaries’ compliance with applicable Environmental Laws.

     Section 6.14 Intellectual Property. Transocean and its Subsidiaries own or possess adequate licenses or other valid rights to use all intellectual property used or held for use in connection with their respective businesses as currently being conducted, except where the failure to own such intellectual property or possess such licenses and other rights does not and is not reasonably likely to have, individually or in the aggregate, a Transocean Material Adverse Effect. Neither Transocean nor any of its Subsidiaries has received notice of any claims challenging the validity of such intellectual property, licenses or rights that are reasonably likely to have, individually or in the aggregate, a Transocean Material Adverse Effect. To the knowledge of Transocean, the conduct of Transocean’s and its Subsidiaries’ respective businesses as currently conducted does not infringe on any intellectual property rights of others, except as would not be reasonably likely to have, individually or in the aggregate, a Transocean Material Adverse Effect. To the knowledge of Transocean, there is no infringement of any intellectual property owned by Transocean or any of its Subsidiaries that is reasonably likely to have, individually or in the aggregate, a Transocean Material Adverse Effect.
     Section 6.15 Decrees, Etc. Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Transocean Material Adverse Effect (i) no order, writ, fine, injunction, decree, judgment, award or determination of any Governmental Entity or any arbitral or other dispute resolution body has been issued or entered against Transocean or any Subsidiary of Transocean or any of Transocean’s officers or directors (in their capacities as such) that continues to be in effect that affects the ownership or operation of any of their respective assets or the conduct of their respective businesses, and (ii) since January 1, 1997, no criminal order, writ, fine, injunction, decree, judgment or determination of any Governmental Entity has been issued against Transocean or any Subsidiary of Transocean.
     Section 6.16 Insurance.
     (a) Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Transocean Material Adverse Effect, Transocean and its Subsidiaries maintain insurance coverage with financially responsible insurance companies in such amounts and against such losses as are customary in the international offshore drilling business as of the date hereof.
     (b) Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Transocean Material Adverse Effect, no event relating specifically to Transocean or its Subsidiaries (as opposed to events affecting the drilling service industry in general) has occurred that is reasonably likely, after the date of this Agreement, to result in an upward adjustment in premiums under any insurance policies they maintain. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no excess liability, hull or protection and indemnity insurance policy has been canceled by the insurer within one year prior to the date hereof, and to Transocean’s knowledge, no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any such insurance policy of Transocean or any Subsidiary of Transocean during the period of one year prior to the date hereof. Prior to the date hereof, no event has occurred, including the failure by Transocean or any Subsidiary of Transocean to give any notice or information or by giving any inaccurate or erroneous notice or information, which materially limits or impairs the rights of Transocean or any Subsidiary of Transocean under any such excess liability, hull or protection and indemnity insurance policies.
     Section 6.17 No Brokers. Transocean has not entered into any contract, arrangement or understanding with any Person which may result in the obligation of GlobalSantaFe or Transocean to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that Transocean has retained Goldman, Sachs & Co. as its financial advisor, the arrangements with which have been disclosed in writing to GlobalSantaFe prior to the date hereof.
     Section 6.18 Recommendation of Board of Directors; Opinion of Financial Advisor.
     (a) The Board of Directors of Transocean, at a meeting duly called and held, adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Transocean, (ii) approving this Agreement and transactions contemplated hereby, (iii) determining that it would be in the best interests of the shareholders of Transocean that this Agreement and the transactions contemplated hereby be submitted to the shareholders of Transocean and directing that it be so submitted in accordance with this Agreement and (iv) recommending adoption of this Agreement by the shareholders of Transocean, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn.
     (b) The Board of Directors of Transocean has received the opinion of Goldman, Sachs & Co. to the effect that, as of the date of such opinion, and after taking into consideration the Reclassification, the GlobalSantaFe Merger Consideration to be received by holders of GlobalSantaFe Ordinary Shares is fair, from a financial point of view, to Transocean.
     Section 6.19 GlobalSantaFe Share Ownership. Neither Transocean nor any of its Subsidiaries owns any shares in the capital of GlobalSantaFe or any other securities convertible into or otherwise exercisable to acquire shares in the capital of GlobalSantaFe.
     Section 6.20 Vote Required. The only votes of the holders of any class or series of Transocean share capital necessary to approve any transaction contemplated by this Agreement are (a) the approval of the scheme of arrangement pursuant to which the Reclassification is proposed to be effected by a majority in number of the Transocean shareholders present and voting, whether in person or by proxy, representing 75% or more in value of the Transocean Ordinary Shares held by the Transocean shareholders present and voting, whether in person or by proxy, at the meeting held to consider such scheme of arrangement, (b) the vote of the holders of Transocean Ordinary Shares required by the rules of the NYSE to approve the issuance of Transocean Ordinary Shares in the Merger and (c) the affirmative vote of at least two-thirds of the votes represented by the holders of the issued Transocean Ordinary Shares present in person or by proxy at the meeting to be held to consider such scheme of arrangement to approve the Amended and Restated Transocean Memorandum and the Amended and Restated Transocean Articles contemplated by Section 2.1 (the approvals in clauses (a), (b) and (c) constituting the “Transocean Shareholder Approvals”).

     Section 6.21 Ownership of Drilling Units.
     (a) As of the date hereof, Transocean or a Subsidiary of Transocean has good and marketable title to the drilling units listed in Transocean’s most recent annual report on Form 10-K, in each case free and clear of all Liens except for (i) defects or irregularities of title or encumbrances of a nature that do not materially impair the ownership or operation of these assets and which have not had and are not reasonably likely to, individually or in the aggregate, have a Transocean Material Adverse Effect, (ii) Liens that secure obligations not yet due and payable or, if such obligations are due and have not been paid, Liens securing such obligations that are being diligently contested in good faith and by appropriate proceedings (any such contests involving an amount in excess of $25 million being described in the Transocean Disclosure Letter), (iii) Liens for taxes, assessments or other governmental charges or levies not yet due or which are being contested in good faith, (iv) Liens in connection with workmen’s compensation, unemployment insurance or other social security, old age pension or public liability obligations not yet due or which are being contested in good faith, (v) operators’, vendors’, suppliers of necessaries to Transocean’s drilling units, carriers’, warehousemen’s, repairmen’s, mechanics’, workmen’s, materialmen’s, construction or shipyard liens (during repair or upgrade periods) or other like Liens arising by operation of law in the ordinary course of business or statutory landlord’s liens, each of which is in respect of obligations that have not been outstanding more than 90 days (so long as no action has been taken to file or enforce such Liens within said 90-day period) or which are being contested in good faith and (vi) other Liens disclosed in the Transocean Disclosure Letter (the Liens described in clauses (i), (ii), (iii), (iv), (v) and (vi), collectively, “Transocean Permitted Liens”). No such asset is leased under an operating lease from a lessor that, to Transocean’s knowledge, has incurred non-recourse indebtedness to finance the acquisition or construction of such asset.
     (b) Except as would not have, individually or in the aggregate, a Transocean Material Adverse Effect, Transocean has caused the drilling units listed in Transocean’s most recent annual report on 10-K to be maintained consistent with general practice in the offshore drilling industry, and all such drilling units are in good operating condition and repair consistent with general practice in the offshore drilling industry.
     Section 6.22 Undisclosed Liabilities. Neither Transocean nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not fixed, accrued, contingent or otherwise, except liabilities and obligations that (i) are disclosed in the Transocean Reports filed prior to the date of this Agreement, (ii) are referred to in the Transocean Disclosure Letter, (iii) were incurred since March 31, 2007 in the ordinary course of business consistent with past practice or (iv) do not and are not reasonably likely to have, individually or in the aggregate, a Transocean Material Adverse Effect.
     Section 6.23 Certain Contracts.
     (a) Section 6.23 of the Transocean Disclosure Letter contains a list of all of the following contracts, commitments or agreements (other than those set forth on an exhibit index in the Transocean Reports filed prior to the date of this Agreement) to which Transocean or any Subsidiary of Transocean is a party or by which any of them or their assets is bound as of the date of this Agreement: (i) any non-competition agreement that purports to limit the manner in which, or the localities in which, all or any portion of their respective businesses is conducted other than any such limitation that is not material to Transocean and its Subsidiaries, taken as a whole, and will not be material to Transocean and its Subsidiaries, taken as a whole, following the Effective Time, (ii) any drilling unit construction or conversion contract with respect to which the drilling unit has not been delivered and paid for, (iii) any drilling contracts of one year or greater remaining duration, including fixed price customer options, (iv) any contract or agreement for the borrowing of money with a borrowing capacity or outstanding indebtedness of $50 million or more, (v) any employment agreement between Transocean or any of its Subsidiaries, on the one hand, and any of Transocean’s officers and key employees, on the other hand, (vi) any agreement which, upon the consummation of the Merger or any other transaction contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events, including the passage of time) result in any payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any payment or benefits, from Transocean or GlobalSantaFe or any of their respective Subsidiaries to any officer, director, consultant or employee of any of the foregoing, (vii) any agreement which is a material joint venture agreement, joint operating agreement, partnership agreement or other similar contract or agreement involving a sharing of profits and expenses with one or more third Persons, (viii) any agreement the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) or (ix) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC). Each contract, arrangement, commitment or understanding of the type described in this Section 6.23(a), whether or not included as an exhibit to any Transocean Report or included in Section 6.23 of the Transocean Disclosure Letter, is referred to herein as a “Transocean Material Contract,” and for purposes of Section 7.1 and the bringdown of Section 6.23(b) pursuant to Section 8.2(a), “Transocean Material Contract” shall include any such contract, arrangement, commitment or understanding that is entered into after the date of this Agreement.
     (b) Each Transocean Material Contract is, to the knowledge of Transocean, in full force and effect, and Transocean and each of its Subsidiaries have in all material respects performed all obligations required to be performed by them to date under each Transocean Material Contract to which it is a party, except where such failure to be binding or in full force and effect or such failure to perform does not and is not reasonably likely to create, individually or in the aggregate, a Transocean Material Adverse Effect. Except for such matters as do not and are not reasonably likely to have, individually or in the aggregate, a Transocean Material Adverse Effect, neither Transocean nor any of its Subsidiaries (x) knows of, or has received written notice of, any breach of or violation or default under (nor, to the knowledge of Transocean, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Transocean Material Contract or (y) has received written notice of the desire of the other party or parties to any such Transocean Material Contract to exercise any rights such party has to cancel, terminate or repudiate such contract or exercise remedies thereunder. Except as would not be reasonably likely to have, individually or in the aggregate, a Transocean Material Adverse Effect, the consummation of the transactions contemplated by this Agreement will not breach or violate any Transocean Material Contract or permit any other party to a Transocean Material Contract to exercise rights adverse to Transocean. Each Transocean Material Contract is enforceable by Transocean or a Subsidiary of Transocean in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity), except where such unenforceability is not reasonably likely to create, individually or in the aggregate, a Transocean Material Adverse Effect.
     Section 6.24 Capital Expenditure Program. As of the date of this Agreement, the Transocean Disclosure Letter accurately sets forth in all material respects, for each of Transocean’s sustaining, life extension and newbuild capital expenditure programs, the capital expenditures for all such programs that were forecasted to be incurred in 2007 and 2008 on a quarterly basis, as previously provided to GlobalSantaFe. The construction in progress attributable to the newbuilds and included in the consolidated balance sheet of Transocean at March 31, 2007 included in the Transocean Reports (excluding capitalized interest on such newbuilds) and the projected newbuild capital expenditures to be incurred in 2007 and 2008 equal the projected total construction costs to complete such newbuilds, as at the time of such forecast.
     Section 6.25 Derivative Transactions. Section 6.25 of the Transocean Disclosure Letter contains a complete and correct list of all Derivative Transactions (including each outstanding commodity or financial hedging position) entered into by Transocean or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement. All such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with Applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Transocean and its Subsidiaries, and were, and will be, entered into with counterparties believed at the time, and except as set forth in Section 6.25 of the Transocean Disclosure Letter, still believes to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. Transocean and each of its Subsidiaries have, and will have, duly performed all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of Transocean, there are and will be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.
     Section 6.26 Disclosure Controls and Procedures. Transocean has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act) that are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by Transocean in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Transocean’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Transocean required under the Exchange Act with respect to such reports. Except as set forth in Transocean’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, since January 1, 2006, neither Transocean nor its independent auditors have identified any “significant deficiencies” or “material weaknesses” in Transocean’s or any of its Subsidiaries’ internal controls as contemplated under Section 404 of the Sarbanes-Oxley Act.
     Section 6.27 Affiliate Transactions. There are no material agreements, contracts, transfers of assets or liabilities or other commitments or transactions (other than Transocean Benefit Plans described in Section 6.11 of the Transocean Disclosure Letter), whether or not entered into in the ordinary course of business, to or by which Transocean or any of its Subsidiaries, on the one hand, and any of their respective Affiliates (other than Transocean or any of its direct or indirect wholly owned Subsidiaries) on the other hand, are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect at any time since December 31, 2005 or (b) involve continuing liabilities and obligations that, individually or in the aggregate, have been, are or will be material to Transocean and its Subsidiaries taken as a whole.
     Section 6.28 Disclaimer.
     (a) Except for the representations and warranties contained in this Article VI of this Agreement, GlobalSantaFe acknowledges that neither Transocean nor Merger Sub nor any other Person on their behalf makes any other express or implied representation or warranty with respect to Transocean or Merger Sub with respect to any other information provided to GlobalSantaFe. Without limiting the generality of the foregoing, neither Transocean nor Merger Sub nor any other Person will have or be subject to any liability or indemnification obligation to GlobalSantaFe or any other Person resulting from the distribution to GlobalSantaFe, or use by GlobalSantaFe of, any such information, including any information, documents, projections, forecasts or other material made available to GlobalSantaFe in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.
     (b) In connection with investigation by GlobalSantaFe of Transocean and its Subsidiaries, GlobalSantaFe has received or may receive from Transocean and/or Transocean’s Subsidiaries certain projections, forward-looking statements and other forecasts and certain business plan information. GlobalSantaFe acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that GlobalSantaFe is familiar with such uncertainties, that GlobalSantaFe is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans), and that, absent fraud or willful misrepresentation, GlobalSantaFe shall have no claim against anyone with respect thereto. Accordingly, GlobalSantaFe acknowledges that Transocean makes no representation or warranty with respect to such estimates, projections, forecasts or plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans).
ARTICLE 7
COVENANTS
     Section 7.1 Conduct of Company Business. Prior to the Effective Time, except as set forth in the Transocean Disclosure Letter or the GlobalSantaFe Disclosure Letter or as

expressly contemplated by any other provision of this Agreement or as required by Applicable Laws (provided that the party proposing to take such action has provided the other party with advance notice of the proposed action to the extent practicable), unless the other party has consented in writing thereto, each of Transocean and GlobalSantaFe:
     (a) shall, and shall cause each of its Subsidiaries to, conduct its operations according to their usual, regular and ordinary course in substantially the same manner as heretofore conducted;
     (b) shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its reasonable best efforts, to preserve intact their business organizations and goodwill (except that any of its wholly owned Subsidiaries may be merged with or into, or be consolidated with any of its wholly owned Subsidiaries or may be liquidated into it or any of its wholly owned Subsidiaries), keep available the services of their respective officers and employees and maintain satisfactory relationships with those Persons having business relationships with them;
     (c) shall not amend its memorandum of association or articles of association;
     (d) in the case of Transocean, shall not permit or allow Merger Sub to amend its memorandum of association or articles of association;
     (e) shall (i) promptly notify the other of any material change in its condition (financial or otherwise) or business or any termination, cancellation, repudiation or material breach of any Transocean Material Contract or GlobalSantaFe Material Contract, as applicable (or communications indicating that the same may be contemplated), or any material litigation or proceedings (including arbitration and other dispute resolution proceedings) or material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), and (ii) give prompt notice to the other of any change, occurrence, effect, condition, fact, event, or circumstance known to such party that is reasonably likely, individually or taken together with all other changes, occurrences, effects, conditions, facts, events and circumstances known to such party, to result in a Material Adverse Effect on such party; provided, however, that (x) no unintentional failure by Transocean to provide a required notice under this Section 7.1(e) with respect to any matter that would not result in a failure of the condition set forth in Section 8.2(a)(ii) or (iii) shall result in a failure of the condition set forth in Section 8.2(a)(i), and (y) no unintentional failure by GlobalSantaFe to provide a required notice under this Section 7.1(e) with respect to any matter that would not result in a failure of the condition set forth in Section 8.3(a)(ii) or (iii) shall result in a failure of the condition set forth in Section 8.3(a)(i);
     (f) shall promptly deliver to the other true and correct copies of any report, statement or schedule filed with the SEC subsequent to the date of this Agreement, other than those filed via the SEC’s EDGAR system;
     (g) shall not and shall cause each of its Subsidiaries not to, (i) except pursuant to the exercise of options, warrants, conversion rights and other contractual rights existing on the date hereof and disclosed in Section 7.1(g)(i) of the Transocean Disclosure Letter, in the case of Transocean, or Section 7.1(g)(i) of the GlobalSantaFe Disclosure Letter, in the case of

GlobalSantaFe, or pursuant to the exercise of awards granted after the date hereof and expressly permitted under this Agreement or in connection with transactions permitted by Section 7.1(j), issue, grant, sell, transfer, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any of its capital shares of any class or of any other such securities or agreements of such party or any of its Subsidiaries, or adjust, split, combine or reclassify any capital shares or other equity interests or otherwise change its capitalization as it existed on the date hereof (other than intercompany transactions relating to securities of wholly owned Subsidiaries effected by a party and/or one or more of its wholly owned Subsidiaries), other than grants of Transocean Options or GlobalSantaFe Options, as the case may be, to new hires or promoted employees in the ordinary course of business consistent with past practice and in accordance with Section 7.1(g)(i) of the Transocean Disclosure Letter, in the case of Transocean, or Section 7.1(g)(i) of the GlobalSantaFe Disclosure Letter, in the case of GlobalSantaFe; (ii) amend or otherwise modify any option, warrant, conversion right or other right to acquire any of its capital shares existing or outstanding on the date hereof; (iii) with respect to any of its former, present or future employees, increase any compensation or benefits, or enter into, amend or extend (or permit the extension of) any employment or consulting agreement, except in each case in the ordinary course of business consistent with past practice; (iv) with respect to any of its former, present or future officers (at the vice president level or above) or directors, increase any compensation or benefits or enter into, amend or extend (or permit the extension of) any employment or consulting agreement; (v) adopt any new employee benefit plan (or any award grant thereunder) or agreement (including any stock option, stock benefit or stock purchase plan) or amend (except as required by Applicable Laws) any existing employee benefit plan or agreement in any material respect, except for changes which are less favorable to participants in such plans or the holder of any such agreement or which are deemed necessary to comply with Section 409A of the Code; (vi) except as approved by good faith action of the Board of Directors of such party after the party has provided the other parties with advance written notice of the proposed action and consulted in advance with the other parties regarding such action, terminate any executive officer without cause or permit circumstances to exist that would give any executive officer a right to terminate employment if the termination would entitle such executive officer to receive enhanced separation payments upon consummation of the Merger and the Reclassification; or (vii) permit any holder of an option to acquire Transocean Ordinary Shares or GlobalSantaFe Ordinary Shares outstanding on the date hereof to have shares withheld upon exercise, for tax purposes, in excess of the number of shares needed to satisfy the minimum statutory withholding requirements for federal and state tax withholding, or otherwise required to satisfy the withholding requirements under Transocean’s policy with respect to foreign tax obligations;
     (h) shall not and shall cause each of its Subsidiaries not to, (i) declare, set aside or pay any dividend or make any other distribution or payment with respect to any of its capital shares, whether payable in cash, stock or any other property or right (other than a dividend, distribution or payment from a direct or indirect wholly owned Subsidiary to that party and/or one or more of its direct or indirect wholly owned Subsidiaries) or (ii) redeem, purchase or otherwise acquire any shares of its capital shares or capital stock of any of its Subsidiaries (other than wholly owned Subsidiaries), or any other securities or agreements of the type described in Section 7.1(g)(i), except as (1) required by the terms of any capital stock of, or other equity interests in, such party or any of its Subsidiaries outstanding on the date of this Agreement and described in Section 7.1(h)(ii)(1) of such party’s Disclosure Letter, (2) contemplated by any Transocean Benefit Plan or GlobalSantaFe Benefit Plan, as the case may be, existing on the date of this Agreement and described in Section 7.1(h)(ii)(2) of such party’s Disclosure Letter or (3) in the case of GlobalSantaFe, contemplated by any employment agreement of GlobalSantaFe existing on the date of this Agreement and described in Section 7.1(h)(ii)(3) of the GlobalSantaFe Disclosure Letter;
     (i) shall not, and shall cause each of its Subsidiaries not to, sell, lease or otherwise dispose of any of its assets (including capital stock of Subsidiaries) which are individually or in the aggregate material to it and its Subsidiaries as a whole except for (i) sales of surplus equipment, (ii) sales of other assets in the ordinary course of business, or (iii) sales, leases or other transfers between such party and its wholly owned Subsidiaries or between those Subsidiaries;
     (j) shall not, and shall cause each of its Subsidiaries not to, except pursuant to contractual commitments in effect on the date hereof and disclosed in the Transocean Disclosure Letter or the GlobalSantaFe Disclosure Letter, acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, in each case (i) for an aggregate consideration for all such acquisitions in excess of $25 million (excluding acquisitions approved in writing by each party and intercompany acquisitions effected by Transocean and/or one of Transocean’s wholly owned Subsidiaries or by GlobalSantaFe and/or one of GlobalSantaFe’s wholly owned Subsidiaries) or (ii) where a filing under the HSR Act or any non-U.S. competition, antitrust or premerger notification laws is required;
     (k) shall not, except as may be required as a result of a change in GAAP, change any of the material accounting principles or practices used by it;
     (l) shall, and shall cause each of its Subsidiaries to, use reasonable efforts to maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are customary for such party;
     (m) shall not, and shall cause each of its Subsidiaries not to, (i) make or rescind any material election relating to taxes, including elections for any and all joint ventures, partnerships, limited liability companies, working interests or other investments where it has the capacity to make such binding election, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, or (iii) change in any material respect any of its methods of reporting any item for tax purposes from those employed in the preparation of its tax returns for the most recent taxable year for which a return has been filed, except as may be required by Applicable Laws;
     (n) shall not, and shall cause each of its Subsidiaries not to, (i) incur any indebtedness for borrowed money (excluding intercompany indebtedness effected by Transocean and/or one of Transocean’s wholly owned Subsidiaries or by GlobalSantaFe and/or one of GlobalSantaFe’s wholly owned Subsidiaries) in excess of, in the case of Transocean, the amount of available borrowing capacity existing from time to time under Transocean’s existing revolving credit facility described in the Transocean Reports filed prior to the date of this Agreement and, in the case of GlobalSantaFe, the amount of available borrowing capacity existing from time to time under GlobalSantaFe’s existing revolving credit facility described in the GlobalSantaFe Reports as filed prior to the date of this Agreement, or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of it or any of its Subsidiaries or guarantee any debt securities of others, (ii) except in the ordinary course of business or with or between its Subsidiaries, enter into any material lease (whether such lease is an operating or capital lease) or create any material mortgages, Liens, security interests or other encumbrances on its property in connection with any indebtedness thereof (other than Permitted Liens) or (iii) make or commit to make aggregate capital expenditures in excess of $100 million per quarter for each quarter from the date of this Agreement to the Effective Time over the capital expenditures forecast disclosed in Section 6.24 of the Transocean Disclosure Letter or Section 5.24 of the GlobalSantaFe Disclosure Letter for such quarter, excluding capital expenditures to repair or replace equipment necessary to continue operation on any drilling unit in a manner consistent with the operation of such drilling unit as of the date of this Agreement;
     (o) shall not, and shall cause each of its Subsidiaries not to, purchase or otherwise acquire any Transocean Ordinary Shares or GlobalSantaFe Ordinary Shares;
     (p) subject to Section 7.5, shall not, and shall cause each of its Subsidiaries not to, take any action that is reasonably likely to delay materially or adversely affect the ability of any of the parties hereto to obtain any consent, authorization, order or approval of any governmental commission, board or other regulatory body or the expiration of any applicable waiting period required to consummate the transactions contemplated by this Agreement;
     (q) shall not, and shall cause each of its Subsidiaries not to, mortgage, pledge, hypothecate, grant any security interest in any of its assets, or otherwise subject any of its assets to any other Lien other than a Transocean Permitted Lien or a GlobalSantaFe Permitted Lien, as the case may be;
     (r) shall (i) not agree or commit, in writing or otherwise, to take any of the foregoing actions and (ii) cause each of its Subsidiaries not to agree or commit, in writing or otherwise, to take any of the foregoing actions that refer to Subsidiaries; and
     (s) unless in the good faith opinion of its Board of Directors after consultation with its outside legal counsel the following would be inconsistent with its fiduciary duties, (i) shall not terminate, amend, modify or waive any provision of any agreement containing a standstill covenant to which it is a party; and (ii) during such period shall enforce, to the fullest extent permitted under Applicable Law, the provisions of such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or any state having jurisdiction.
     Section 7.2 No Solicitation by GlobalSantaFe.
     (a) GlobalSantaFe agrees that (i) neither it nor any of its Subsidiaries shall, and it shall not authorize or permit any of its officers, directors, employees, agents or representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) (the “GlobalSantaFe Representatives”) to, and on becoming aware of it will use its reasonable best efforts to stop such GlobalSantaFe Representative from continuing to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information), or take any action designed to approve, endorse, recommend, or facilitate, directly or indirectly, any inquiry, proposal or offer (including any proposal or offer to its shareholders) with respect to a tender or exchange offer, scheme of arrangement, merger, consolidation, business combination, purchase or similar transaction or series of transactions (other than the transactions contemplated by this Agreement) involving, individually or in the aggregate, 15% or more of the assets, net revenues or net income of GlobalSantaFe and its Subsidiaries on a consolidated basis or 15% or more of any class of share capital of GlobalSantaFe, including any scheme of arrangement, merger, consolidation, business combination, purchase or similar transaction in which 15% or more of GlobalSantaFe’s share capital is issued to a third party or its shareholders (any such inquiry, proposal or offer being hereinafter referred to as a “GlobalSantaFe Acquisition Proposal”), or cooperate with or assist, participate or engage in any substantive discussions or negotiations concerning a GlobalSantaFe Acquisition Proposal, or amend, terminate, waive or fail to enforce, or grant any consent under, any confidentiality, standstill or similar agreement, or resolve to propose or agree to do any of the foregoing; and (ii) it will immediately cease and cause to be terminated any existing negotiations with any parties conducted heretofore with respect to any of the foregoing; provided that (1) nothing contained in this Agreement shall prevent GlobalSantaFe or its Board of Directors from (A) complying with Rule 14e-2 promulgated under the Exchange Act with regard to a GlobalSantaFe Acquisition Proposal, (B) prior to the Cutoff Date (as defined herein), providing information (pursuant to a confidentiality and standstill agreement in reasonably customary form with terms at least as favorable to GlobalSantaFe as the Confidentiality and Standstill Agreement dated June 26, 2007, between Transocean and GlobalSantaFe (the “Confidentiality and Standstill Agreement”) and which does not contain terms that prevent GlobalSantaFe from complying with its obligations under this Section 7.2) to or engaging in any negotiations or substantive discussions with any Person who has made an unsolicited bona fide written GlobalSantaFe Acquisition Proposal that the Board of Directors of GlobalSantaFe determines in good faith constitutes a GlobalSantaFe Superior Proposal (as defined herein), to the extent the Board of Directors of GlobalSantaFe, after consultation with its outside legal counsel, determines that the failure to do so would be inconsistent with its fiduciary obligations, or (C) prior to the Cutoff Date, taking any action permitted pursuant to Section 7.1(s) hereof and (2) notwithstanding anything in this Agreement to the contrary, the Board of Directors of GlobalSantaFe or any committee thereof may make a GlobalSantaFe Adverse Recommendation Change (as defined herein) in accordance with Section 7.4(d). For the purposes of making a GlobalSantaFe Superior Proposal determination pursuant to this Section 7.2(a), it is understood that such determination necessarily will (i) be based on limited information compared to the determination made for purposes of Section 9.3(c), (ii) require assumptions that shall be made in the good faith judgment of the GlobalSantaFe Board of Directors and (iii) not be as complete or informed as, and will be distinct from, a GlobalSantaFe Superior Proposal determination made for purposes of Section 9.3(c). For the avoidance of doubt, it is understood that a GlobalSantaFe Superior Proposal determination made for purposes of Section 7.2(a) shall not constitute a GlobalSantaFe Superior Proposal determination for any other purpose under this Agreement (except for Section 9.5(a)(i)(A)(1)(a) of this Agreement) and shall not by itself constitute a GlobalSantaFe Adverse Recommendation Change for purposes of this Agreement. Without limiting the foregoing, it is understood that any violation of this

Section 7.2 by any Subsidiary of GlobalSantaFe or the GlobalSantaFe Representatives shall be deemed to be a breach of this Section 7.2 by GlobalSantaFe.
     (b) As promptly as practicable after receipt thereof (and in any event within 24 hours), and prior to participating in any substantive discussions or negotiations, GlobalSantaFe will notify Transocean orally and in writing of any request for information from any Person that has made a GlobalSantaFe Acquisition Proposal (or has indicated to GlobalSantaFe that it is seeking such information in contemplation of making a GlobalSantaFe Acquisition Proposal) or the receipt of any GlobalSantaFe Acquisition Proposal or any inquiry with respect to a GlobalSantaFe Acquisition Proposal, including the identity of the Person or group engaging in such substantive discussions or negotiations, requesting such information or making such GlobalSantaFe Acquisition Proposal, and the material terms and conditions of any GlobalSantaFe Acquisition Proposal. GlobalSantaFe will (i) keep Transocean reasonably informed on a timely basis (and in any event within 24 hours) of the status and material details of any GlobalSantaFe Acquisition Proposals, (ii) provide to Transocean as soon as practicable (and in any event within 24 hours) after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to GlobalSantaFe from any third party in connection with any GlobalSantaFe Acquisition Proposal or sent or provided by GlobalSantaFe to any third party in connection with any GlobalSantaFe Acquisition Proposal and (iii) provide or make available to Transocean any material nonpublic information concerning GlobalSantaFe or any of its Subsidiaries that is provided to the Person making such GlobalSantaFe Acquisition Proposal which was not previously provided or made available to Transocean as promptly as practicable (and in any event within 24 hours) after it provides such information to such Person. Any written notice under this Section 7.2 shall be given by facsimile with receipt confirmed or personal delivery. Notwithstanding anything in this Agreement to the contrary, no failure by GlobalSantaFe to comply with any notice or delivery requirement set forth in this Section 7.2 shall constitute a breach of this Section 7.2 unless such failure is intentional or materially prejudicial to Transocean.
     (c) Without limiting the ability to take action pursuant to Section 7.1(s), nothing in this Section 7.2 shall permit GlobalSantaFe to enter into any agreement with respect to a GlobalSantaFe Acquisition Proposal during the term of this Agreement, it being agreed that during the term of this Agreement (except pursuant to Section 9.3(c)), GlobalSantaFe shall not enter into any agreement with any Person that provides for, constitutes or relates to, a GlobalSantaFe Acquisition Proposal, other than a confidentiality and standstill agreement in reasonably customary form with terms at least as favorable to GlobalSantaFe as the Confidentiality and Standstill Agreement and which does not contain terms that prevent GlobalSantaFe from complying with its obligations under this Section 7.2 and an executed copy of which shall be promptly (and in any event within 24 hours) provided to Transocean.
     (d) For purposes hereof:
          (i) “GlobalSantaFe Adverse Recommendation Change” means to (i) withdraw (or amend or modify in a manner adverse to Transocean), or publicly propose to withdraw (or amend or modify in a manner adverse to Transocean), the approval, recommendation or declaration of advisability by the Board of Directors of GlobalSantaFe or any such committee thereof of this Agreement, the Merger or the other transactions contemplated by this Agreement or (ii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any GlobalSantaFe Acquisition Proposal;
          (ii) “GlobalSantaFe Superior Proposal” means an unsolicited bona fide written GlobalSantaFe Acquisition Proposal with respect to all the outstanding GlobalSantaFe Ordinary Shares or all or substantially all the assets of GlobalSantaFe that, in the good faith judgment of the Board of Directors of GlobalSantaFe, taking into account the likelihood of financing, shareholder approval and other requirements for consummation, after consultation with a financial advisor of recognized national reputation, is superior to the Merger; and
          (iii) “Cutoff Date,” when used with respect to GlobalSantaFe, means the time the condition set forth in Section 8.1(a)(ii) is satisfied.
     Section 7.3 No Solicitation by Transocean.
     (a) Transocean agrees that (i) neither it nor any of its Subsidiaries shall, and it shall not authorize or permit any of its officers, directors, employees, agents or representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) (the “Transocean Representatives”) to, and on becoming aware of it will use its reasonable best efforts to stop such Transocean Representative from continuing to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information), or take any action designed to approve, endorse, recommend, or facilitate, directly or indirectly, any inquiry, proposal or offer (including any proposal or offer to its shareholders) with respect to a tender or exchange offer, scheme of arrangement, merger, consolidation, business combination, purchase or similar transaction or series of transactions (other than the transactions contemplated by this Agreement) involving, individually or in the aggregate, 15% or more of the assets, net revenues or net income of Transocean and its Subsidiaries on a consolidated basis or 15% or more of any class of share capital of Transocean including any scheme of arrangement, merger, consolidation, business combination, purchase or similar transaction in which 15% or more of Transocean’s share capital is issued to a third party or its shareholders (any such inquiry, proposal or offer being hereinafter referred to as a “Transocean Acquisition Proposal”) or cooperate with or assist, participate or engage in any substantive discussions or negotiations concerning a Transocean Acquisition Proposal or amend, terminate, waive or fail to enforce, or grant any consent under, any confidentiality, standstill or similar agreement, or resolve to propose or agree to do any of the foregoing; and (ii) it will immediately cease and cause to be terminated any existing negotiations with any parties conducted heretofore with respect to any of the foregoing; provided that (1) nothing contained in this Agreement shall prevent Transocean or its Board of Directors from (A) complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Transocean Acquisition Proposal, (B) prior to the Cutoff Date (as defined herein), providing information (pursuant to a confidentiality and standstill agreement in reasonably customary form with terms at least as favorable to Transocean as the Confidentiality and Standstill Agreement and which does not contain terms that prevent Transocean from complying with its obligations under this Section 7.3) to or engaging in any negotiations or substantive discussions with any Person who has made an unsolicited bona fide written Transocean Acquisition Proposal that the Board of Directors of Transocean determines in good faith constitutes a Transocean Superior Proposal (as defined herein), to the extent the Board of Directors of Transocean, after consultation with its outside legal counsel, determines that the failure to do so would be inconsistent with its fiduciary obligations, or (C) prior to the Cutoff Date, taking any action permitted pursuant to Section 7.1(s) hereof and (2) notwithstanding anything in this Agreement to the contrary, the Board of Directors of Transocean or any committee thereof may make a Transocean Adverse Recommendation Change (as defined herein) in accordance with Section 7.4(c). For the purposes of making a Transocean Superior Proposal determination pursuant to this Section 7.3(a), it is understood that such determination necessarily will (i) be based on limited information compared to the determination made for purposes of Section 9.4(c), (ii) require assumptions that shall be made in the good faith judgment of the Transocean Board of Directors and (iii) not be as complete or informed as, and will be distinct from, a Transocean Superior Proposal determination made for purposes of Section 9.4(c). For the avoidance of doubt, it is understood that a Transocean Superior Proposal determination made for purposes of Section 7.3(a) shall not constitute a Transocean Superior Proposal determination for any other purpose under this Agreement (except for Section 9.5(b)(i)(A)(1)(a) of this Agreement) and shall not by itself constitute a Transocean Adverse Recommendation Change for purposes of this Agreement. Without limiting the foregoing, it is understood that any violation of this Section 7.3 by any Subsidiary of Transocean or the Transocean Representatives shall be deemed to be a breach of this Section 7.3 by Transocean.
     (b) As promptly as practicable after receipt thereof (and in any event within 24 hours), and prior to participating in any substantive discussions or negotiations, Transocean will notify GlobalSantaFe orally and in writing of any request for information from any Person that has made a Transocean Acquisition Proposal (or has indicated to Transocean that it is seeking such information in contemplation of making a Transocean Acquisition Proposal) or the receipt of any Transocean Acquisition Proposal or any inquiry with respect to a Transocean Acquisition Proposal, including the identity of the Person or group engaging in such substantive discussions or negotiations, requesting such information or making such Transocean Acquisition Proposal, and the material terms and conditions of any Transocean Acquisition Proposal. Transocean will (i) keep GlobalSantaFe reasonably informed on a timely basis (and in any event within 24 hours) of the status and material details of any Transocean Acquisition Proposals, (ii) provide to GlobalSantaFe as soon as practicable (and in any event within 24 hours) after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to Transocean from any third party in connection with any Transocean Acquisition Proposal or sent or provided by Transocean to any third party in connection with any Transocean Acquisition Proposal and (iii) provide or make available to GlobalSantaFe any material nonpublic information concerning Transocean or any of its Subsidiaries that is provided to the Person making such Transocean Acquisition Proposal which was not previously provided or made available to GlobalSantaFe as promptly as practicable (and in any event within 24 hours) after it provides such information to such Person. Any written notice under this Section 7.3 shall be given by facsimile with receipt confirmed or personal delivery. Notwithstanding anything in this Agreement to the contrary, no failure by Transocean to comply with any notice or delivery requirement set forth in this Section 7.3 shall constitute a breach of this Section 7.3 unless such failure is intentional or materially prejudicial to GlobalSantaFe.
     (c) Without limiting the ability to take action pursuant to Section 7.1(s), nothing in this Section 7.3 shall permit Transocean to enter into any agreement with respect to a Transocean Acquisition Proposal during the term of this Agreement, it being agreed that during the term of this Agreement (except pursuant to Section 9.4(c)), Transocean shall not enter into any agreement with any Person that provides for, constitutes or relates to, a Transocean Acquisition Proposal, other than a confidentiality and standstill agreement in reasonably customary form with terms at least as favorable to Transocean as the Confidentiality and Standstill Agreement and which does not contain terms that prevent Transocean from complying with its obligations under this Section and an executed copy of which shall be promptly (and in any event within 24 hours) provided to GlobalSantaFe.
     (d) For purposes hereof:
          (i) “Transocean Adverse Recommendation Change” means to (i) withdraw (or amend or modify in a manner adverse to GlobalSantaFe), or publicly propose to withdraw (or amend or modify in a manner adverse to GlobalSantaFe), the approval, recommendation or declaration of advisability by the Board of Directors of Transocean or any such committee thereof of this Agreement, the Reclassification and the Merger or the other transactions contemplated by this Agreement or (ii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Transocean Acquisition Proposal;
          (ii) “Transocean Superior Proposal” means an unsolicited bona fide written Transocean Acquisition Proposal with respect to all the outstanding Transocean Ordinary Shares or all or substantially all the assets of Transocean that, in the good faith judgment of the Board of Directors of Transocean, taking into account the likelihood of financing, shareholder approval and other requirements for consummation, after consultation with a financial advisor of recognized national reputation, is superior to the Reclassification and the Merger; and
          (iii) “Cutoff Date,” when used with respect to Transocean, means the time the condition set forth in Section 8.1(a)(i) is satisfied.
     Section 7.4 Meetings of Shareholders to Consider the Merger and Reclassification by Way of Schemes of Arrangement.
     (a) Notwithstanding any other provision of this Agreement, unless this Agreement is terminated in accordance with the terms hereof, Transocean shall submit (i) the Reclassification and the issuance of Transocean Ordinary Shares in the Merger and (ii) the Amended and Restated Transocean Memorandum and the Amended and Restated Transocean Articles, to its shareholders in accordance with the provisions of Section 7.15, whether or not the Board of Directors of Transocean or GlobalSantaFe, as the case may be, withdraws, modifies or changes its recommendation and declaration regarding the foregoing matters.
     (b) Notwithstanding any other provision of this Agreement, unless this Agreement is terminated in accordance with the terms hereof, GlobalSantaFe shall submit the Merger to its shareholders in accordance with the provisions of Section 7.15, whether or not the Board of Directors of GlobalSantaFe withdraws, modifies or changes its recommendation and declaration regarding the foregoing matter.
     (c) Transocean, through its Board of Directors, shall recommend approval of the Reclassification and the issuance of Transocean Ordinary Shares in the Merger, and use its reasonable best efforts to solicit from its shareholders proxies in favor of such matters; provided, however, that the Board of Directors of Transocean may at any time prior to the Cutoff Date upon one business day’s prior written notice to GlobalSantaFe, make a Transocean Adverse Recommendation Change, if in the good faith opinion of such Board of Directors after consultation with its outside legal counsel the failure to do so would be inconsistent with its fiduciary obligations.
     (d) GlobalSantaFe, through its Board of Directors, shall recommend approval of the Merger, and use its reasonable best efforts to solicit from its shareholders proxies in favor of such matter; provided, however, that the Board of Directors of GlobalSantaFe may at any time prior to the Cutoff Date upon one business day’s prior written notice to Transocean, make a GlobalSantaFe Adverse Recommendation Change, if in the good faith opinion of such Board of Directors after consultation with its outside legal counsel the failure to do so would be inconsistent with its fiduciary obligations.
     (e) Transocean shall take all action necessary to cause Merger Sub to approve the Merger as the sole shareholder of Merger Sub prior to the Closing.
     Section 7.5 Filings; Reasonable Best Efforts, Etc.
     (a) Subject to the terms and conditions herein provided, Transocean and GlobalSantaFe shall:
          (i) make their respective required filings under the HSR Act and any applicable non-U.S. competition, antitrust or premerger notification laws (“Non-U.S. Antitrust Laws”) to be made pursuant to Section 8.1(b), including, for the avoidance of doubt, a filing with the U.K. Office of Fair Trading (and shall share equally all filing fees incident thereto), which filings shall be made promptly, and which filings as required under the HSR Act and the antitrust, trade and competition laws of Brazil shall be made in not more than 15 business days from the date hereof, and thereafter shall promptly make any other required submissions under the HSR Act or other such laws;
          (ii) use their reasonable best efforts to cooperate with one another in (a) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, Governmental Entities of the United States, the several states, and non-U.S. jurisdictions in connection with the execution and delivery of this Agreement, including, for the avoidance of doubt, a filing with the U.K. Office of Fair Trading, and the consummation of the Merger and the transactions contemplated hereby; and (b) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations without causing a Transocean Material Adverse Effect or a GlobalSantaFe Material Adverse Effect;
          (iii) promptly notify each other of any communication concerning this Agreement or the transactions contemplated hereby to that party from any Governmental Entity and permit the other party to review in advance any proposed communication concerning this Agreement or the transactions contemplated hereby to any Governmental Entity;
          (iv) not agree to participate in any meeting or material discussion with any Governmental Entity in respect of any filings, investigation or other inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate in such meeting or discussion;
          (v) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective representatives on the one hand, and any Governmental Entity or members or any such authority’s staff on the other hand, with respect to this Agreement and the transactions contemplated hereby; and
          (vi) furnish the other party with such necessary information and reasonable assistance as such other party and its Affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any Governmental Entity, including any filings necessary or appropriate under the provisions of the HSR Act or any applicable Non-U.S. Antitrust Laws.
     (b) Without limiting Section 7.5(a), but subject to Sections 7.5(c) and 7.5(d), Transocean and GlobalSantaFe shall:
          (i) each use reasonable best efforts to avoid the entry of, or to have vacated, terminated or modified, any decree, order or judgment that would restrain, prevent or delay the Closing; and
          (ii) each use reasonable best efforts to take any and all steps necessary to obtain any consents or eliminate any impediments to the Merger.
     (c) Nothing in this Agreement shall require Transocean or GlobalSantaFe to take any Competition Action to obtain any consents, approvals, permits or authorizations or to remove any impediments to the Merger relating to the HSR Act, Non-U.S. Antitrust Laws, or other antitrust, competition or premerger notification trade regulation law, regulation or order (“Antitrust Laws”) or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceedings relating to Antitrust Laws. For purposes of this Agreement, “Competition Action” means, with respect to Transocean or GlobalSantaFe, to dispose of any of its assets or to limit its freedom of action with respect to any of its businesses, or to consent to any disposition of its assets or limits on its freedom of action with respect to any of its businesses, whether prior to or after the Effective Time, or to commit or agree to any of the foregoing, in each case other than dispositions, limitations or consents, commitments or agreements which in each such case may be conditioned upon the consummation of the Merger and the transactions contemplated hereby and which, in the reasonable good faith judgment of both Transocean and GlobalSantaFe, in each such case do not and are not reasonably likely to individually or in the aggregate either (i) have a Transocean Material Adverse Effect; (ii) have a GlobalSantaFe Material Adverse Effect; (iii) materially impair the benefits or advantages which it expects to receive from the Merger and the transactions contemplated hereby or (iv) have a material adverse effect on the business plan or business strategy for the combined company. Notwithstanding anything contained in this Agreement to the contrary, neither Transocean nor GlobalSantaFe shall take or agree to take any Competition Action without the prior written agreement of the other.

     (d) Immediately prior to the Initial Effective Time, Transocean shall file with the Registrar of Companies of the Cayman Islands the Transocean Court Order. Immediately prior to the Effective Time, GlobalSantaFe shall file with the Registrar of Companies of the Cayman Islands the GlobalSantaFe Court Orders.
     Section 7.6 Inspection. From the date hereof to the Effective Time, each of Transocean and GlobalSantaFe shall allow all designated officers, attorneys, accountants and other representatives of Transocean or GlobalSantaFe, as the case may be, access, at all reasonable times, upon reasonable notice, to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs of Transocean and GlobalSantaFe and their respective Subsidiaries, including inspection of such properties; provided that no investigation pursuant to this Section 7.6 shall affect any representation or warranty given by any party hereunder, and provided further that notwithstanding the provision of information or investigation by any party, no party shall be deemed to make any representation or warranty except as expressly set forth in this Agreement. Notwithstanding the foregoing, no party shall be required to provide any information which it reasonably believes it may not provide to the other party by reason of Applicable Law, which constitutes information protected by attorney/client privilege, or which it is required to keep confidential by reason of contract or agreement with third parties. The parties hereto shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Each of Transocean and GlobalSantaFe agrees that it shall not, and shall cause its respective representatives not to, use any information obtained pursuant to this Section 7.6 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. All non-public information obtained pursuant to this Section 7.6 shall be governed by the Confidentiality and Standstill Agreement.
     Section 7.7 Publicity. The parties will use reasonable best efforts to consult with each other before issuing any press release or public announcement pertaining to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public announcement, except as may be required by Applicable Law or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other party before issuing any such press releases or making any such public announcements.
     Section 7.8 Registration Statement on Form S-4.
     (a) Each of Transocean and GlobalSantaFe shall cooperate and promptly prepare and shall file with the SEC, as soon as practicable, a Registration Statement on Form S-4 (the “Form S-4”) under the Securities Act, with respect to the Transocean Ordinary Shares issuable in connection with the Merger and, to the extent required, the Reclassification, a portion of which Registration Statement shall also serve as the joint proxy statement with respect to the meetings of the shareholders of Transocean and of GlobalSantaFe in connection with the transactions contemplated by this Agreement (the “Proxy Statement/Prospectus”). The respective parties will cause the Proxy Statement/Prospectus and the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange

Act and the rules and regulations thereunder. Each of Transocean and GlobalSantaFe shall use its reasonable best efforts to have the Form S-4 declared effective by the SEC as promptly as practicable. Each of Transocean and GlobalSantaFe shall use its reasonable best efforts to obtain, prior to the effective date of the Form S-4, all necessary non-U.S., state securities law or “Blue Sky” permits or approvals required to carry out the transactions contemplated by this Agreement and the parties shall share equally all expenses incident thereto (including all SEC and other filing fees and all printing and mailing expenses associated with the Form S-4 and the Proxy Statement/Prospectus). Each party will advise the others, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Transocean Ordinary Shares issuable in connection with the Merger and the Reclassification for offering or sale in any jurisdiction or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. Each of the parties shall also promptly provide each other party copies of all written correspondence received from the SEC and summaries of all oral comments received from the SEC in connection with the transactions contemplated by this Agreement. Each of the parties shall promptly provide each other party with drafts of all correspondence intended to be sent to the SEC in connection with the transactions contemplated by this Agreement and allow each such party the opportunity to comment thereon prior to delivery to the SEC.
     (b) Transocean and GlobalSantaFe shall each use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to its shareholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act.
     (c) Each of Transocean and GlobalSantaFe shall ensure that the information provided by it for inclusion in the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the respective meetings of shareholders of Transocean and GlobalSantaFe, or, in the case of information provided by it for inclusion in the Form S-4 or any amendment or supplement thereto, at the time it becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
     Section 7.9 Listing Application. Transocean shall promptly prepare and submit to the NYSE a listing application covering the Transocean Ordinary Shares issuable in connection with the Merger and the Reclassification and to obtain, prior to the Effective Time, approval for the listing of such Transocean Ordinary Shares, subject to official notice of issuance.
     Section 7.10 Letters of Accountants.
     (a) GlobalSantaFe shall use reasonable best efforts to cause to be delivered to Transocean “comfort” letters of PricewaterhouseCoopers LLP, GlobalSantaFe’s independent public accountants, dated the effective date of the Form S-4 and the Closing Date, respectively, and addressed to Transocean with regard to certain financial information regarding GlobalSantaFe included in the Form S-4, in form reasonably satisfactory to Transocean and customary in scope and substance for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.
     (b) Transocean shall use reasonable best efforts to cause to be delivered to GlobalSantaFe “comfort” letters of Ernst & Young LLP, Transocean’s independent public accountants, dated the effective date of the Form S-4 and the Closing Date, respectively, and addressed to GlobalSantaFe, with regard to certain financial information regarding Transocean included in the Form S-4, in form reasonably satisfactory to GlobalSantaFe and customary in scope and substance for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.
     Section 7.11 Agreements of Rule 145 Affiliates. Prior to the Effective Time, (i) Transocean shall cause to be prepared and delivered to GlobalSantaFe a list identifying all Persons who Transocean believes, at the date of the meeting of Transocean’s shareholders to consider and vote upon the adoption of this Agreement, may be deemed to be “affiliates”, as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (the “Rule 145 Affiliates”) of Transocean and (ii) GlobalSantaFe shall cause to be prepared and delivered to Transocean a list identifying all Persons who GlobalSantaFe believes, at the date of the meeting of GlobalSantaFe’s shareholders to consider and vote upon the adoption of this Agreement, may be deemed to be Rule 145 Affiliates of GlobalSantaFe. Each of Transocean (if required by Rule 145) and GlobalSantaFe shall use reasonable best efforts to cause each Person who is identified as a Rule 145 Affiliate in such list to deliver to the other party, not less than 15 business days prior to the Effective Time, a written agreement, in the form of Exhibit 7.11. Transocean shall be entitled to place restrictive legends on any Transocean Ordinary Shares issued to such Rule 145 Affiliates pursuant to the Merger and the Reclassification. The parties shall make appropriate adjustments to the requirements of this Section 7.11 in the event that Rule 145 is rescinded or amended after the date of this Agreement.
     Section 7.12 Expenses. Whether or not the Merger and the Reclassification are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except (i) as Section 9.5 otherwise provides, (ii) as Section 7.16 otherwise provides and (iii) that Transocean and GlobalSantaFe shall share equally (A) the fees incident to the filings referred to in Section 7.5(a)(i), (B) the SEC and other filing fees incident to the Form S-4 and the Proxy Statement/Prospectus and the costs and expenses associated with printing the Proxy Statement/Prospectus and (C) the fees associated with the New York Stock Exchange listing referred to in Section 7.9 and (iv) as otherwise agreed in writing by the parties.
     Section 7.13 Indemnification and Insurance.
     (a) From and after the Effective Time, Transocean and the Surviving Entity shall indemnify, defend and hold harmless to the fullest extent permitted under Applicable Law each Person who is, or has been at any time prior to the Effective Time, an executive officer or director of Transocean or GlobalSantaFe (or any Subsidiary or division thereof) and each Person who served at the request of Transocean or GlobalSantaFe as a director, officer, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (individually, an “Indemnified Party” and, collectively, the

“Indemnified Parties”) against all losses, claims, damages, liabilities, costs or expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, whether commenced, asserted or claimed before or after the Effective Time. In the event of any such claim, action, suit, proceeding or investigation (an “Action”), (i) Transocean and the Surviving Entity shall pay, as incurred, the fees and expenses of counsel selected by the Indemnified Party, which counsel shall be reasonably acceptable to Transocean and the Surviving Entity, in advance of the final disposition of any such Action to the fullest extent permitted by Applicable Law and, if required, upon receipt of any undertaking required by Applicable Law, and (ii) Transocean and the Surviving Entity will cooperate in the defense of any such matter; provided, however, Transocean and the Surviving Entity shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed), and provided further, that Transocean and the Surviving Entity shall not be obligated pursuant to this Section 7.13 to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any single Action, unless, in the good faith judgment of any of the Indemnified Parties, there is or may be a conflict of interests between two or more of such Indemnified Parties, in which case there may be separate counsel for each similarly situated group.
     (b) Each of the parties agrees that the rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, in its memorandum of association and articles of association with respect to matters occurring through the Effective Time, shall survive the Merger.
     (c) For a period of six years after the Effective Time, Transocean and the Surviving Entity shall cause to be maintained officers’ and directors’ liability insurance covering the Indemnified Parties who are, or at any time prior to the Effective Time were, covered by Transocean and GlobalSantaFe’s existing officers’ and directors’ liability insurance policies on terms substantially no less advantageous to the Indemnified Parties than such existing insurance, provided that Transocean and the Surviving Entity shall not be required to pay annual premiums in excess of 250% of the last annual premium paid by Transocean prior to the date hereof (the amount of which premium is set forth in the Transocean Disclosure Letter), but in such case shall purchase as much coverage as reasonably practicable for such amount (but in no event shall Transocean or the Surviving Entity be required to purchase coverage in an amount in excess of the coverage currently maintained by Transocean).
     (d) The rights of each Indemnified Party hereunder shall be in addition to any other rights such Indemnified Party may have under the memorandum of association, articles of association or comparable organizational documents of Transocean or any of its Subsidiaries or GlobalSantaFe or any of its Subsidiaries, as applicable, under Applicable Law or otherwise. The provisions of this Section 7.13 shall survive the consummation of the Merger and expressly are intended to benefit each of the Indemnified Parties.
     (e) In the event Transocean, the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case, proper provision shall be made so that the successors and assigns of Transocean or the Surviving Entity, as the case may be, shall assume the obligations set forth in this Section 7.13.
     Section 7.14 Employee Matters.
     (a) At the Effective Time, Transocean and its Subsidiaries will continue the employment of all of the employees who are employed by Transocean, GlobalSantaFe or any of their Subsidiaries as of the day immediately prior to the Effective Time (the “Affected Employees”) initially at the same salaries and wages of such employees immediately prior to the Effective Time. During the period from the Effective Time to and including December 31, 2008, Transocean and its Subsidiaries (i) shall provide each Affected Employee with an annual salary rate or hourly wage rate, as applicable, that is no less favorable to such Affected Employee than the salary rate or wage rate provided to such Affected Employee immediately prior to the Effective Time, and (ii) shall provide Affected Employees who are so employed by GlobalSantaFe or its Subsidiaries as of the day immediately prior to the Effective Time, in the aggregate, with employee compensation and benefits no less favorable in the aggregate than those provided by GlobalSantaFe or its Subsidiaries immediately prior to the Effective Time. Nothing in this Agreement shall be considered a contract between Transocean and its Subsidiaries and any Affected Employee or consideration for, or inducement with respect to, any such employee’s continued employment and, without limitation, all such employees are and will continue to be considered to be employees at will pursuant to the applicable employment at will laws or doctrines, subject to any express written agreement to the contrary with such employee. From and after the Effective Time, Transocean shall honor, and shall cause Transocean Offshore Deepwater Drilling Inc. (“TODDI”) to honor each severance agreement listed in Section 7.14(a) of the GlobalSantaFe Disclosure Letter and to perform the obligations of GlobalSantaFe thereunder and, prior to the Effective Time, Transocean shall, and shall cause TODDI to, enter into a novation agreement in the form of Exhibit 7.14 with respect thereto, which novation agreement shall become effective immediately prior to the Effective Time.
     (b) With respect to each Affected Employee, Transocean shall credit, or cause its Subsidiaries to credit, the period of employment and service recognized by the applicable employer immediately prior to the Effective Time (for purposes of its corresponding plans, programs, policies or similar employment-related arrangements) to have been employment and service with Transocean for purposes of determining the Affected Employee’s eligibility to join (subject to satisfaction of all non-service related eligibility criteria) and vesting (but not benefit accrual for any purpose other than vacation pay, severance and termination pay, sick leave, post-retirement health coverage and satisfaction of early retirement criteria) under all employee benefit plans, programs, policies or similar employment related arrangements of Transocean and its Subsidiaries in which the Affected Employee is eligible to participate; provided, however, no such credit shall be provided to the extent that it would result in a duplication of credit or benefits. Transocean shall waive, and to the extent necessary to effect the terms hereof, shall use its best efforts to cause the relevant insurance carriers and other third parties to waive, any restrictions and limitations for medical conditions existing as of the Effective Time of those Affected Employees and their dependents who were covered immediately prior to the Effective Time under a group health plan maintained by Transocean or GlobalSantaFe, but only to the extent that such medical condition would be covered by Transocean’s group health plan if it were not a pre-existing condition and only to the extent that such limitations would not have applied under Transocean or GlobalSantaFe’s group health plan prior to the Effective Time. Further, Transocean shall offer, or cause its Subsidiaries to offer, at the Effective Time to each Affected Employee coverage under a group health plan (as defined in Section 5000(b)(1) of the Code) which credits such Affected Employee towards the deductibles, coinsurance and maximum out-of-pocket provisions imposed under such group health plan, for the year during which the Effective Time (or such later date as the Affected Employees participate in such group health plan) occurs, with any applicable expenses already incurred during such year under Transocean or GlobalSantaFe’s group health plan.
     (c) Transocean and GlobalSantaFe agree that Transocean shall establish a severance plan, the general terms of which have been agreed upon and are set forth in Section 7.14 of the Transocean Disclosure Letter, effective for no less than the period from the Effective Time until the second anniversary of the Effective Time, for the benefit of Affected Employees on a U.S. dollar payroll who are eligible to participate pursuant to the terms as so set forth. Transocean and GlobalSantaFe agree to cooperate in good faith to take appropriate and substantially consistent actions to retain key employees and provide for a smooth transition, including such action as they deem appropriate to provide for retention payments under substantially consistent terms following the Closing Date.
     (d) Transocean and GlobalSantaFe agree to cooperate in good faith to establish a process to promptly integrate the Transocean Benefit Plans and the GlobalSantaFe Benefit Plans following the Effective Time.
     (e) Transocean shall pay, or shall cause its Subsidiaries to pay, to each Affected Employee who was employed by Transocean or its Subsidiaries immediately prior to the Effective Time an amount, to the extent then unpaid, equal to the annual incentive bonus to which the Affected Employee would be entitled under the terms of Transocean’s 2007 Performance Award and Cash Bonus Plan and applicable award letters. On March 14, 2008, Transocean shall pay, or shall cause its Subsidiaries to pay, to each Affected Employee who was employed by GlobalSantaFe or its Subsidiaries immediately prior to the Effective Time (or if the Effective Time shall have not yet occurred, GlobalSantaFe shall pay, or shall cause its Subsidiaries to pay, to each person who is an employee of GlobalSantaFe or its Subsidiaries on March 14, 2008) amounts equal to (i) any annual incentive bonus to which GlobalSantaFe determined (prior to the Effective Time) the Affected Employee (or employee, as the case may be) would be entitled under GlobalSantaFe’s 2007 non-equity annual incentive plan(s) and (ii) any amount to which GlobalSantaFe determined (prior to the Effective Time) that the Affected Employee (or employee, as the case may be) would be entitled with respect to GlobalSantaFe’s outstanding cash-based performance units. If the employment of an Affected Employee who would otherwise be entitled to a payment under clause (i) and/or clause (ii) of the immediately preceding sentence is involuntarily terminated, or such an Affected Employee voluntarily terminates employment after attaining age 55 and five years of service, prior to March 14, 2008, the payment or payments shall nevertheless be made to such Affected Employee on March 14, 2008. In the event the Effective Time occurs in 2008, immediately prior to the Effective Time, (i) Transocean shall have the right to pay each Affected Employee who was eligible to receive an annual incentive bonus under the Transocean Performance Award and Cash Bonus Plan in effect at such time (the “Transocean 2008 Annual Incentive Plan”), a cash bonus for the period from January 1, 2008 through the Effective Time equal to a pro rata portion of the total maximum bonus payable for 2008 under the Transocean 2008 Annual Incentive Plan, which shall not exceed the maximum target payout percentage established for 2007, provided that the CFROMC factor used for this purpose will not exceed 1.0, and (ii) GlobalSantaFe shall have the right to pay each Affected Employee who was eligible to receive an annual incentive bonus under GlobalSantaFe’s 2007 non-equity annual incentive plan(s) a cash bonus for the period from January 1, 2008 through the Effective Time which shall not exceed a pro rata portion of the total bonus paid or payable to the Affected Employee under the applicable 2007 plan, in each case determined on the basis of the number of days elapsed from January 1, 2008 through the Effective Time, with such payments to be in lieu of the portion of the annual bonus that would otherwise be paid with respect to such period. The Board of Directors of Transocean, or any committee designated by the Board of Directors, shall establish performance goals and cash bonus targets for the period following the Effective Time in its discretion.
     (f) All Transocean cash-settled stock appreciation rights (individually, a “Transocean Cash SAR” and collectively, the “Transocean Cash SARs”) outstanding at the Initial Effective Time under the Transocean Stock Plans shall remain outstanding following the Initial Effective Time, except that immediately following the Initial Effective Time (A) each Transocean Cash SAR shall be exercisable with respect to that whole number of Transocean Ordinary Shares equal to the product (rounded down to the nearest whole share) of the number of Transocean Ordinary Shares to which the Transocean Cash SAR related immediately prior to the Initial Effective Time multiplied by the Transocean Adjustment Fraction, and (B) the exercise price per Transocean Ordinary Share shall be an amount equal to the exercise price per Transocean Ordinary Share in effect immediately prior to the Initial Effective Time divided by the Transocean Adjustment Fraction (the price per share, as so determined, being rounded up to the nearest whole cent) and, as adjusted, each Transocean Cash SAR shall remain exercisable in accordance with its terms.
     (g) Except with respect to offers of employment to prospective new employees in the ordinary course of business consistent with past practices, Transocean and GlobalSantaFe agree that they shall not make, and shall cause their respective Subsidiaries not to make, any representations or promises, oral or written, to any of their employees concerning continued employment following the Effective Time, or the terms and conditions of that employment, except in writing with the prior written consent of the other party.
     (h) Notwithstanding the foregoing, nothing in this Agreement, whether express or implied, shall be treated as an amendment or other modification of any Transocean Benefit Plan, GlobalSantaFe Benefit Plan or compensation or benefit plan, program or arrangement of Transocean or its Subsidiaries, or shall limit the right of Transocean, GlobalSantaFe or any of their Subsidiaries, to amend, terminate or otherwise modify any such plan or arrangement. In the event that (i) a party other than Transocean, GlobalSantaFe or any of their Subsidiaries makes a claim or takes other action to enforce any provision in this Agreement as an amendment to any such plan or arrangement, and (ii) such provision is deemed to be an amendment to such plan or arrangement even though not explicitly designated as such in this Agreement, then such provision shall lapse retroactively and shall have no amendatory effect.
     (i) For the avoidance of doubt, Transocean deems that the Merger, the Reclassification and the transactions contemplated by this Agreement constitute a change of control of Transocean with respect to (i) the Transocean Executive Change of Control Severance Benefit, (ii) the Long-Term Incentive Plan of Transocean, (iii) the Deferred Compensation Plan of Transocean, (iv) the Performance Award and Cash Bonus Plan of Transocean and (v) any awards under the Transocean Stock Plans, except for the awards specified on Section 7.14 of the Transocean Disclosure Letter.
     Section 7.15 Schemes of Arrangement.
     (a) As soon as practicable after the date hereof and in accordance with this Agreement, Transocean will (i) issue a petition seeking the sanction of the Reclassification and cause application to be made to the Grand Court of the Cayman Islands (the “Court”) requesting the Court to summon such meetings of the holders of the ordinary shares of Transocean as the Court may direct, (ii) convene such meetings to obtain the approvals required under Section 86(2) of the Companies Law and, subject to such approvals being obtained, (iii) following the obtaining of the approval required under Section 86(2) of the Companies Law, issue a summons before the Court seeking the sanction of the Reclassification pursuant to Section 86 of the Companies Law and file such other documents as are required to be duly filed with the Court to effect the Reclassification. Transocean shall undertake to the Court that it shall issue and pay, subject to the provisions of this Agreement, at the Initial Effective Time, the Transocean Reclassification Consideration and, at the Effective Time, the GlobalSantaFe Merger Consideration. As soon as practicable following the satisfaction or waiver (subject to Applicable Laws) of the conditions set forth in this Agreement, at the Closing, Transocean shall cause the order of the Court sanctioning the Reclassification pursuant to Section 86 of the Companies Law and making such facilitating order as is appropriate pursuant to Section 87(2) of the Companies Law (the “Transocean Court Order”) to be filed with the Registrar of Companies of the Cayman Islands. The Reclassification shall become effective at the time of filing of the Transocean Court Order (the “Initial Effective Time”).
     (b) As soon as practicable after the date hereof and in accordance with this Agreement, GlobalSantaFe will (i) issue a petition seeking the sanction of the Merger and cause an application to be made to the Court requesting the Court to summon such meetings of the holders of the ordinary shares of GlobalSantaFe as the Court may direct, (ii) convene such meetings to obtain the approval required under Section 86(2) of the Companies Law and, subject to such approval being obtained, (iii) following the obtaining of the approval required under Section 86(2) of the Companies Law, seeking the sanction of the Merger pursuant to Section 86 of the Companies Law on the hearing of the petition and file such other documents as are required to be duly filed with the Court to effect the Merger. As soon as practicable after the date of this Agreement and in accordance with this Agreement, Merger Sub will take, and Transocean will cause Merger Sub to take, any and all actions necessary to effect the Merger. Transocean shall undertake to the Court that, at the Effective Time, it shall issue and pay, subject to the provisions of this Agreement, the GlobalSantaFe Merger Consideration. As soon as practicable following the satisfaction or waiver (subject to Applicable Laws) of the conditions set forth in this Agreement, at the Closing, GlobalSantaFe and Merger Sub shall cause the orders of the Court sanctioning the Merger pursuant to Section 86 of the Companies Law and making such facilitating orders as are appropriate pursuant to Section 87(2) of the Companies Law (the “GlobalSantaFe Court Orders”) to be filed with the Registrar of Companies of the Cayman Islands. The Merger shall become effective at the later of the time of the filing of the

GlobalSantaFe Court Orders and one minute following the Initial Effective Time (the “Effective Time”).
     Section 7.16 Financing.
     (a) Section 7.16 of the Transocean Disclosure Letter sets forth copies of an executed debt commitment letter, related term sheet and related fee letter (collectively, the “Financing Commitments”) pursuant to which, and subject to the terms and conditions thereof, certain lenders have committed to provide Transocean with loans in the amounts described therein, the proceeds of which may be used to consummate the Merger and the Reclassification and the other transactions contemplated hereby (the “Financing”). To the knowledge of each party, no event has occurred which, with or without notice, lapse of time or both, could reasonably be expected to constitute a material breach by any party hereto or failure to satisfy a condition precedent set forth in the Financing Commitments. Notwithstanding anything in this Agreement to the contrary, the Financing Commitments may be superseded at the option of Transocean with the consent of GlobalSantaFe after the date of this Agreement but prior to the Effective Time by new Financing Commitments, including financing commitments from one or more additional or other parties, in accordance with this Section 7.16 (the “New Financing Commitments”). In such event, the term “Financing Commitment” as used herein shall be deemed to include the New Financing Commitments to the extent then in effect.
     (b) Transocean and GlobalSantaFe shall use their respective reasonable best efforts to obtain the financing on the terms and conditions described in the Financing Commitments or terms more favorable to Transocean. Transocean and, at the direction and guidance of Transocean, GlobalSantaFe shall use their reasonable best efforts (consistent with the terms and obligations of each party under this Agreement) (i) to negotiate definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitments and (ii) to consummate the Financing at or prior to the Closing. Each party shall give the other prompt notice upon becoming aware of any termination of the Financing Commitments. Transocean shall keep GlobalSantaFe informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing. In the event that either party becomes aware of any event or circumstance that makes procurement of any portion of the Financing unlikely to occur in the manner or from the sources contemplated in the Financing Commitments, that party shall notify the other party, and Transocean and, at the direction and guidance of Transocean, GlobalSantaFe shall use their respective reasonable best efforts to assist in arranging as promptly as practicable any such portion from alternative sources on terms and conditions substantially no less favorable to Transocean. Transocean shall take and shall use reasonable best efforts to cause its Subsidiaries, and shall cause each of its and their respective Representatives, including legal and accounting, to take all actions reasonably necessary in connection with the Financing. At the reasonable request of Transocean, GlobalSantaFe shall provide, and shall use reasonable best efforts, consistent with the terms of and the obligations of each party under this Agreement, to cause its Subsidiaries, and shall cause each of its and their respective Representatives, including legal and accounting, to provide all cooperation reasonably requested by Transocean in connection with the Financing. In performing its respective foregoing obligations under this Section 7.16, each of Transocean, Transocean’s Subsidiaries, GlobalSantaFe and GlobalSantaFe’s Subsidiaries shall use its reasonable best efforts to (i) provide reasonably required information relating to that party and its Subsidiaries to the parties providing the Financing, (ii) participate in meetings, drafting sessions and due diligence sessions in connection with the Financing, (iii) assist in the preparation of (A) any offering documents for any portion of the Financing, and (B) materials for rating agency presentations, including execution and delivery of customary representation letters in connection with bank information memoranda, (iv) reasonably cooperate with the marketing efforts for any portion of the Financing, (v) execute and deliver (or use reasonable best efforts to obtain from its advisors), and cause its Subsidiaries to execute and deliver (or obtain from its advisors), customary certificates (including a certificate of the principal financial officer of Transocean, GlobalSantaFe or any Subsidiary of Transocean or GlobalSantaFe with respect to solvency matters), accounting comfort letters (including consents of accountants for use of their reports in any materials relating to the Financing), legal opinions, surveys, title insurance or other documents and instruments relating to guarantees, the pledge of collateral and other matters ancillary to the Financing as may be reasonably necessary in connection with the Financing, (vi) enter into one or more secured or unsecured credit or other agreements on terms satisfactory to Transocean and that are reasonably necessary in connection with the Financing immediately prior to the Effective Time, (vii) as promptly as practicable, furnish Transocean and its Financing sources with all financial and other information regarding Transocean, GlobalSantaFe and their respective Subsidiaries as may be reasonably necessary of a type generally used in connection with a syndicated bank financing as well as a registered public offering or an offering pursuant to Rule 144A of the Securities Act, (viii) take all actions reasonably necessary in connection with the pay off of existing indebtedness and the release of related Liens (including the prepayment of Transocean’s or GlobalSantaFe’s existing indebtedness on or prior to the Closing Date), and (ix) take all corporate actions, subject to the occurrence of the Closing, reasonably necessary to permit the consummation of the Financing and the direct borrowing or incurrence of all of the proceeds of the Financing, by Transocean immediately following the Effective Time; provided, however, that no obligation of Transocean or GlobalSantaFe or any of their respective Subsidiaries under any such agreement, certificate, document or instrument shall be required to be effective until the Effective Time and, other than commitment fees with respect to the Financing Commitments, none of Transocean, GlobalSantaFe or any of their respective Subsidiaries shall be required to pay any commitment or other similar fee or incur any liability in connection with the Financing prior to the Effective Time. Transocean shall pay two-thirds, and GlobalSantaFe shall pay one-third, of all reasonable out-of-pocket third party costs incurred by Transocean, GlobalSantaFe or any of their respective Subsidiaries in connection with this Section 7.16 and shall promptly (and in any event no later than five business days), upon request by a party, reimburse the other party therefor.
     (c) Notwithstanding anything in this Agreement to the contrary, in the event that the Merger, the Reclassification and/or the other transactions contemplated by this Agreement are not consummated due to circumstances arising out of any failure to obtain the Financing, no party shall have any liability to any other party arising out of such failure; provided, however, that the foregoing shall not relieve Transocean or GlobalSantaFe of its respective obligation to use reasonable best efforts to obtain the Financing to the extent required by Section 7.16(b). Each party acknowledges that (i) notwithstanding anything in this Agreement to the contrary, Transocean is not intended to have any greater risk or liability than GlobalSantaFe with respect to any failure to obtain the Financing or with respect to any other matters contemplated by this Section 7.16 and (ii) no other party would have entered into this Agreement but for the agreement of the parties set forth in this Section 7.16(c).

          Section 7.17 Tax Treatment.
          (a) Prior to and at the Effective Time, each party hereto shall use its reasonable best efforts to cause the Merger to qualify as a reorganization described in Section 368(a) of the Code, and shall not take any action reasonably likely to cause the Merger not to so qualify. Without limiting the foregoing, the parties will take all actions required for Merger Sub, at the Effective Time, to be disregarded as an entity separate from its owner, Transocean, for United States federal tax purposes.
          (b) Each of GlobalSantaFe and Transocean shall use its reasonable best efforts to obtain the opinions referred to in sections 8.2(b) and 8.3(b), respectively, including by executing officers’ certificates substantially in the form of Exhibits 8.2 and 8.3, respectively.
ARTICLE 8
CONDITIONS
          Section 8.1 Conditions to Each Party’s Obligation to Effect the Merger and the Reclassification. The respective obligation of each party to effect the Merger and the Reclassification shall be subject to the fulfillment or waiver by each of the parties to this Agreement (subject to Applicable Laws) at or prior to the Closing Date of the following conditions:
          (a) (i) The Transocean Shareholder Approvals shall have been obtained; and
               (ii) The GlobalSantaFe Shareholder Approval shall have been obtained.
          (b) (i) Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, (ii) there shall not be pending or threatened in writing any claim, proceeding or action by an agency of the government of the United States or of the United Kingdom seeking to restrain, prohibit or rescind any transactions contemplated by this Agreement as an actual or threatened violation of any Antitrust Law, as applicable, or seeking to penalize a party for completing any such transaction which in any of such cases is, in the reasonable judgment of either Transocean or GlobalSantaFe, reasonably likely to require any Competition Actions, (iii) in the event of any review by the U.K. Office of Fair Trading or, if applicable, the U.K. Secretary of State for Trade and Industry, indications reasonably satisfactory to each of Transocean and GlobalSantaFe that the Merger will not be referred to the Competition Commission shall have been received or, if the Merger is referred to the Competition Commission, indications reasonably satisfactory to each of Transocean and GlobalSantaFe that the Merger can proceed, (iv) any mandatory waiting period under any applicable Non-U.S. Antitrust Laws (where the failure to observe such waiting period referred to in this clause (iv) would, in the reasonable judgment of either Transocean or GlobalSantaFe, reasonably be expected to require any Competition Actions shall have expired or been terminated and (v) there shall not have been a final or preliminary administrative order denying approval of or prohibiting the Merger issued by a Governmental Entity with jurisdiction to enforce applicable Non-U.S. Antitrust Laws, which order is in the reasonable judgment of either Transocean or GlobalSantaFe reasonably likely to require any Competition Actions.
          (c) None of the parties hereto shall be subject to any decree, order or injunction of a court of competent jurisdiction, U.S. or non-U.S., which prohibits the consummation of the Merger or the Reclassification; provided, however, that, prior to invoking this condition, each party agrees to comply with Section 7.5, and with respect to other matters not covered by Section 7.5, to use its reasonable best efforts to have any such decree, order or injunction lifted or vacated; and no statute, rule or regulation shall have been enacted by any Governmental Entity which prohibits or makes unlawful the consummation of the Merger or the Reclassification.
          (d) The Form S-4 shall have become effective and no stop order with respect thereto shall be in effect.
          (e) The Transocean Ordinary Shares to be issued pursuant to the Merger and the Reclassification and the other transactions contemplated by this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.
          (f) The Amended and Restated Transocean Memorandum and the Amended and Restated Transocean Articles shall have been filed with the Registrar of Companies of the Cayman Islands and shall be effective.
          (g) The Transocean Court Order and the GlobalSantaFe Court Orders shall have been filed with the Registrar of Companies of the Cayman Islands.
          (h) Transocean and GlobalSantaFe shall each be reasonably satisfied that all of the conditions to the funding under the Financing Commitments or New Financing Commitments or other commitments on terms no less favorable in the aggregate to the borrower than those set forth in the Financing Commitments or New Financing Commitments (in each case other than those conditions that by their nature cannot be satisfied until the closing of such financing or the Closing under this Agreement) shall have been satisfied by Transocean to provide at the time required funds that will be sufficient to enable Transocean to deliver the aggregate Transocean Cash Consideration and the aggregate GlobalSantaFe Cash Consideration payable by virtue of the Merger and the Reclassification in accordance with this Agreement.
          Section 8.2 Conditions to Obligation of GlobalSantaFe to Effect the Merger. The obligation of GlobalSantaFe to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Closing Date of the following conditions:
          (a) (i) Transocean and Merger Sub shall have performed, in all material respects, their covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date, (ii) (x) the representations and warranties of Transocean and Merger Sub set forth in Section 6.1 shall be true and correct in all respects (except, in each such case, for any inaccuracies that are de minimis in the aggregate) at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (y) the representations and warranties of Transocean and Merger Sub set forth in Sections 6.2 and 6.3 shall be true and correct in all respects (except, in each such case, for any inaccuracies that are de minimis in the aggregate) both at and as of the date of this Agreement and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representations and warranties of each of Transocean and Merger Sub set forth in this Agreement (other than the representations and warranties set forth in Sections 6.1, 6.2 and 6.3) shall be true and correct (without giving effect to any limitation as to “materiality” or “Transocean Material Adverse Effect” set forth therein) as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Transocean Material Adverse Effect” set forth therein), individually or in the aggregate, has not had, and would not be reasonably likely to have or result in, a Transocean Material Adverse Effect, and (iv) GlobalSantaFe shall have received a certificate of each of Transocean and Merger Sub, executed on its behalf by its President or one of its Vice Presidents, dated the Closing Date, certifying the satisfaction of the conditions set out in clauses (i), (ii) and (iii) hereof.
          (b) GlobalSantaFe shall have received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to GlobalSantaFe, in form and substance reasonably satisfactory to GlobalSantaFe and dated the Closing Date, to the effect that, on the basis of certain facts, representations and assumptions set forth in such opinion, for United States federal income tax purposes, the Merger will be treated as a reorganization qualifying under section 368(a) of the Code. The opinion may state that the conclusions expressed therein are not entirely free from doubt and may include other qualifications and limitations as expressed therein. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of GlobalSantaFe and Transocean, substantially in the form of Exhibits 8.2 and 8.3, respectively, dated as of the Closing Date, and shall be entitled to rely upon an opinion from Maples & Calder as to certain matters of Cayman Islands law.
          Section 8.3 Conditions to Obligation of Transocean and Merger Sub to Effect the Merger and the Reclassification. The obligation of Transocean and Merger Sub to effect the Merger and the Reclassification shall be subject to the fulfillment or waiver at or prior to the Closing Date of the following conditions:
          (a) (i) GlobalSantaFe shall have performed, in all material respects, its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date, (ii) (x) the representations and warranties of GlobalSantaFe set forth in Section 5.1 shall be true and correct in all respects (except, in each such case, for any inaccuracies that are de minimis in the aggregate) at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (y) the representations and warranties of GlobalSantaFe set forth in Sections 5.2 and 5.3 shall be true and correct in all respects (except, in each such case, for any inaccuracies that are de minimis in the aggregate) both at and as of the date of this Agreement and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representations and warranties of GlobalSantaFe set forth in this Agreement (other than the representations and warranties set forth in Sections 5.1, 5.2 and 5.3) shall be true and correct (without giving effect to any limitation as to “materiality” or “GlobalSantaFe Material Adverse Effect” set forth therein) as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “GlobalSantaFe Material Adverse Effect” set forth therein), individually or in the aggregate, has not had, and would not be reasonably likely to have or result in, a GlobalSantaFe Material Adverse Effect, and (iv) Transocean shall have received a certificate of GlobalSantaFe, executed on its behalf by its President or one of its Vice Presidents, dated the Closing Date, certifying the satisfaction of the conditions set out in clauses (i), (ii) and (iii) hereof.
          (b) Transocean shall have received the opinion of Baker Botts L.L.P., counsel to Transocean, in form and substance reasonably satisfactory to Transocean and dated the Closing Date, to the effect that, on the basis of certain facts, representations and assumptions set forth in such opinion, for United States federal income tax purposes, (1) the Merger will be treated as a reorganization qualifying under section 368(a) of the Code and (2) Transocean shareholders will recognize no income or gain in the Reclassification except with respect to cash received in the Reclassification. The opinion may state that the conclusions expressed therein are not entirely free from doubt and may include other qualifications and limitations as expressed therein. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of GlobalSantaFe and Transocean, substantially in the form of Exhibits 8.2 and 8.3, respectively, dated as of the Closing Date, and shall be entitled to rely upon an opinion from Walkers Global as to certain matters of Cayman Islands law.
ARTICLE 9
TERMINATION
          Section 9.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by the mutual written consent of Transocean and GlobalSantaFe.
          Section 9.2 Termination by Transocean or GlobalSantaFe. This Agreement may be terminated at any time prior to the Effective Time by action of the Board of Directors of Transocean or GlobalSantaFe if:
          (a) the Merger and the Reclassification shall not have been consummated by July 21, 2008; provided, however, that the right to terminate this Agreement pursuant to this clause (a) shall not be available to any party whose failure to perform or observe in any material respect any of its obligations under this Agreement in any manner shall have been the cause of, or resulted in, the failure of the Merger and the Reclassification to occur on or before such date;
          (b) a meeting (including adjournments and postponements) of GlobalSantaFe’s shareholders for the purpose of obtaining the approval required by Section 8.1(a)(ii) shall have been held and such shareholder approval shall not have been obtained, provided, however, that the right to terminate this Agreement pursuant to this Section 9.2(b) shall not be available to GlobalSantaFe where the failure to obtain the GlobalSantaFe Shareholder Approval is proximately caused by (i) a withdrawal, modification or change in the

GlobalSantaFe Board of Directors’ recommendation that is not permitted by Section 7.4 or (ii) a breach by GlobalSantaFe of Section 7.2;
          (c) a meeting (including adjournments and postponements) of Transocean’s shareholders for the purpose of obtaining the approvals required by Section 8.1(a)(i) shall have been held and such shareholder approval shall not have been obtained, provided, however, that the right to terminate this Agreement pursuant to this Section 9.2(c) shall not be available to Transocean where the failure to obtain the Transocean Shareholder Approvals is proximately caused by (i) a withdrawal, modification or change in the Transocean Board of Directors’ recommendation that is not permitted by Section 7.4 or (ii) a breach by Transocean of Section 7.3; or
          (d) a U.S. federal, state or non-U.S. court of competent jurisdiction or federal, state or non-U.S. governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (d) shall have complied with Section 7.5 and, with respect to other matters not covered by Section 7.5, shall have used its reasonable best efforts to remove such injunction, order or decree.
          Section 9.3 Termination by GlobalSantaFe. This Agreement may be terminated at any time prior to the Effective Time by action of the Board of Directors of GlobalSantaFe, after consultation with its outside legal advisors, if:
          (a) (i) there has been a breach by Transocean or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of Transocean or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 8.2(a) would not be satisfied and (ii) such breach is not curable, or, if curable, is not cured within 30 days after written notice of such breach is given to Transocean by GlobalSantaFe; provided, however, that the right to terminate this Agreement pursuant to Section 9.3(a) shall not be available to GlobalSantaFe if it, at such time, is in breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 8.3(a) shall not be satisfied;
          (b) a Transocean Adverse Recommendation Change shall have occurred or the Board of Directors of Transocean or any committee thereof shall have resolved to make a Transocean Adverse Recommendation Change; provided that the approvals required by Section 8.1(a)(i) have not been obtained prior to such termination; or
          (c) prior to the Cutoff Date, (i) the Board of Directors of GlobalSantaFe has received a GlobalSantaFe Superior Proposal, (ii) in light of such GlobalSantaFe Superior Proposal the Board of Directors of GlobalSantaFe shall have determined in good faith, after consultation with its outside legal advisors and financial advisors, that proceeding with the Merger would be inconsistent with its fiduciary obligations, (iii) GlobalSantaFe has complied in all material respects with Section 7.2, (iv) GlobalSantaFe has previously paid (or concurrently pays) the fee provided for under Section 9.5(a), and (v) the Board of Directors of GlobalSantaFe

concurrently approves, and GlobalSantaFe concurrently enters into, a binding definitive written agreement providing for the implementation of such GlobalSantaFe Superior Proposal; provided that GlobalSantaFe may not effect such termination pursuant to this Section 9.3(c) unless and until (i) Transocean receives at least seven calendar days’ prior written notice from GlobalSantaFe of its intention to effect such termination pursuant to this Section 9.3(c); and (ii) during such seven calendar day period, GlobalSantaFe shall, and shall cause its respective financial and legal advisors to, consider any adjustment in the terms and conditions of this Agreement that Transocean may propose (it being understood that in the event of any material revisions to the GlobalSantaFe Superior Proposal, GlobalSantaFe shall be required to deliver a new written notice to Transocean pursuant to this Section 9.3(c) and to comply with the requirements of this Section 9.3 with respect to such new written information, except that all references in this proviso to seven calendar days shall be deemed to be references to five calendar days in such event).
          Section 9.4 Termination by Transocean. This Agreement may be terminated at any time prior to the Effective Time by action of the Board of Directors of Transocean, after consultation with its outside legal advisors, if:
          (a) (i) there has been a breach by GlobalSantaFe of any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of GlobalSantaFe shall have become untrue, in either case such that the conditions set forth in Section 8.3(a) would not be satisfied and (ii) such breach is not curable, or, if curable, is not cured within 30 days after written notice of such breach is given by Transocean to GlobalSantaFe; provided, however, that the right to terminate this Agreement pursuant to Section 9.4(a) shall not be available to Transocean if it, at such time, is in breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 8.2(a) shall not be satisfied;
          (b) a GlobalSantaFe Adverse Recommendation Change shall have occurred or the Board of Directors of GlobalSantaFe or any committee thereof shall have resolved to make a GlobalSantaFe Adverse Recommendation Change; provided that the approvals required by Section 8.1(a)(ii) have not been obtained prior to such termination; or
          (c) prior to the Cutoff Date, (i) the Board of Directors of Transocean has received a Transocean Superior Proposal, (ii) in light of such Transocean Superior Proposal the Board of Directors of Transocean shall have determined in good faith, after consultation with its outside legal advisors and financial advisors, that proceeding with the Merger or the Reclassification would be inconsistent with its fiduciary obligations, (iii) Transocean has complied in all material respects with Section 7.3, (iv) Transocean has previously paid (or concurrently pays) the fee provided for under Section 9.5(b) and (v) the Board of Directors of Transocean concurrently approves, and Transocean concurrently enters into, a binding definitive written agreement providing for the implementation of such Transocean Superior Proposal; provided that Transocean may not effect such termination pursuant to this Section 9.4(c) unless and until (i) GlobalSantaFe receives at least seven calendar days’ prior written notice from Transocean of its intention to effect such termination pursuant to this Section 9.4(c); and (ii) during such seven calendar day period, Transocean shall, and shall cause its respective financial and legal advisors to, consider any adjustment in the terms and conditions of this Agreement that

GlobalSantaFe may propose (it being understood that in the event of any material revisions to the Transocean Superior Proposal, Transocean shall be required to deliver a new written notice to GlobalSantaFe pursuant to this Section 9.4(c) and to comply with the requirements of this Section 9.4 with respect to such new written information, except that all references in this proviso to seven calendar days shall be deemed to be references to five calendar days in such event).
          Section 9.5 Effect of Termination.
          (a) (i) If this Agreement is terminated:
               (A) by Transocean or GlobalSantaFe pursuant to Section 9.2(b) [failure to obtain GlobalSantaFe Shareholder Approval] (1) after the public disclosure of a GlobalSantaFe Acquisition Proposal (unless such disclosure occurs after the date of the failure to obtain shareholder approval pursuant to Section 9.2(b)), whether or not the GlobalSantaFe Acquisition Proposal is still pending or has been consummated, and either (a) prior to such failure to obtain shareholder approval, the Board of Directors of GlobalSantaFe determines that such GlobalSantaFe Acquisition Proposal constitutes a GlobalSantaFe Superior Proposal (as determined in accordance with the provisions of Section 7.2) or (b) within 12 months after the termination of this Agreement, GlobalSantaFe or any of its Subsidiaries enters into a definitive agreement providing for a GlobalSantaFe Acquisition Proposal, or a GlobalSantaFe Acquisition Proposal is consummated, or (2) if the failure to obtain the GlobalSantaFe Shareholder Approval was proximately caused by a breach by GlobalSantaFe of Section 7.2 or 7.4; or
               (B) by Transocean pursuant to Section 9.4(b) [GlobalSantaFe Adverse Recommendation Change], if such GlobalSantaFe Adverse Recommendation Change (or resolution to make such GlobalSantaFe Adverse Recommendation Change) was in response to a GlobalSantaFe Acquisition Proposal; or
               (C) by GlobalSantaFe pursuant to Section 9.3(c) [fiduciary out];
then (x) at the time of entry into such definitive agreement or consummation of such GlobalSantaFe Acquisition Proposal, in the case of clause (A)(1)(b), or (y) at the time of such termination, in each other case, GlobalSantaFe shall pay Transocean a fee of $300 million in cash by wire transfer to an account designated by Transocean.
               (ii) If this Agreement is terminated by GlobalSantaFe pursuant to Section 9.3(c) and in accordance with the terms thereof, no fee additional to the fee specified in Section 9.3(c) shall be payable by GlobalSantaFe to Transocean.
          (b) (i) If this Agreement is terminated:
               (A) by Transocean or GlobalSantaFe pursuant to Section 9.2(c) [failure to obtain Transocean Shareholder Approvals] (1) after the public disclosure of a Transocean Acquisition Proposal (unless such disclosure occurs after the date of the failure to obtain shareholder approval pursuant to Section 9.2(c)), whether or not the Transocean Acquisition Proposal is still pending or has been consummated, and either (a) prior to such failure to obtain shareholder approval, the Board of Directors of Transocean determines that such Transocean

Acquisition Proposal constitutes a Transocean Superior Proposal (as determined in accordance with the provisions of Section 7.3) or (b) within 12 months after the termination of this Agreement, Transocean or any of its Subsidiaries enters into a definitive agreement providing for a Transocean Acquisition Proposal, or a Transocean Acquisition Proposal is consummated, or (2) if the failure to obtain the Transocean Shareholder Approvals was proximately caused by a breach by Transocean of Section 7.3 or 7.4; or
               (B) by GlobalSantaFe pursuant to Section 9.3(b) [Transocean Adverse Recommendation Change], if such Transocean Adverse Recommendation Change (or resolution to make such Transocean Adverse Recommendation Change) was in response to a Transocean Acquisition Proposal; or
               (C) by Transocean pursuant to Section 9.4(c) [fiduciary out];
then (x) at the time of entry into such definitive agreement or consummation of such Transocean Acquisition Proposal, in the case of clause (A)(1)(b), or (y) at the time of such termination, in each other case, Transocean shall pay GlobalSantaFe a fee of $300 million in cash by wire transfer to an account designated by GlobalSantaFe.
               (ii) If this Agreement is terminated by Transocean pursuant to Section 9.4(c) and in accordance with the terms thereof, no fee additional to the fee specified in Section 9.4(c) shall be payable by Transocean to GlobalSantaFe.
          (c) If this Agreement is terminated by GlobalSantaFe or Transocean pursuant to Section 9.2(b) or by Transocean pursuant to Section 9.4(b) (in either case other than in any circumstances where a fee is payable under Section 9.5(a)), then GlobalSantaFe shall reimburse Transocean for its third party costs and expenses in connection with this transaction, up to a maximum of $30 million. If this Agreement is terminated by GlobalSantaFe or Transocean pursuant to Section 9.2(c) or by GlobalSantaFe pursuant to Section 9.3(b) (in either case other than in any circumstances where a fee is payable under Section 9.5(b)), then Transocean shall reimburse GlobalSantaFe for its third party costs and expenses in connection with this transaction, up to a maximum of $30 million. In circumstances where this Section 9.5(c) requires a reimbursement of costs and expenses, the reimbursing party shall reimburse the other party for such costs and expenses on the later of (i) the day that is three business days after the date of termination of this Agreement and (ii) the day that is three business days after the delivery of documentation of such costs and expenses. In the event the payment of a fee by GlobalSantaFe is required pursuant to Section 9.5(a)(i)(A)(1)(b) or the payment of a fee by Transocean is required pursuant to Section 9.5(b)(i)(A)(1)(b), and such party has already reimbursed Transocean or GlobalSantaFe, respectively, for its third party costs and expenses pursuant to this Section 9.5(c), the amount of such costs and expenses so reimbursed will be offset against the fee payable.
          (d) In the event of termination of this Agreement and the abandonment of the Merger and the Reclassification pursuant to this Article 9, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to this Section 9.5, the last sentence of Section 7.6, Section 7.12 and Section 7.16(c) and except for the provisions of Sections 10.2, 10.3, 10.4, 10.6, 10.8, 10.9, 10.11, 10.12, 10.13, 10.14 and 10.15, provided that nothing herein shall relieve any party from any liability for any willful and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement and all rights and remedies of such nonbreaching party under this Agreement in the case of such a willful and material breach, at law or in equity, shall be preserved. The Confidentiality and Standstill Agreement shall survive any termination of this Agreement, and the provisions of the Confidentiality and Standstill Agreement shall apply to all information and material delivered by any party hereunder.
          (e) In the event that GlobalSantaFe shall fail to pay the termination fee and/or expenses when due, or Transocean shall fail to pay the termination fee and/or expenses when due, as contemplated in either case by Section 9.5, such fee and/or expenses, as the case may be, shall accrue interest for the period commencing on the date such fee and/or expenses, as the case may be, became past due, at a rate equal to the rate of interest publicly announced by Citibank, in the City of New York, from time to time during such period, as such bank’s prime lending rate. In addition, if either party shall fail to pay the fee and/or expenses, as the case may be, when due, such owing party shall also pay to the owed party all of the owed party’s costs and expenses (including attorneys’ fees) in connection with efforts to collect such fee and/or expenses, as the case may be. Transocean and GlobalSantaFe acknowledge that the fees, expense reimbursement and the other provisions of this Section 9.5 are an integral part of the Merger and the Reclassification and that, without these agreements, Transocean and GlobalSantaFe would not enter into this Agreement.
          Section 9.6 Extension; Waiver. At any time prior to the Effective Time, each party may by action taken by its Board of Directors or by any committee of the Board of Directors, or any director or officer, properly delegated by the Board of Directors, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
ARTICLE 10
GENERAL PROVISIONS
          Section 10.1 Nonsurvival of Representations, Warranties and Agreements. The representations and warranties contained in this Agreement or in any certificates or other documents delivered prior to or as of the Effective Time shall survive until (but not beyond) the Effective Time. The covenants and agreements of the parties hereto shall survive the Effective Time without limitation (except for those which, by their terms, contemplate a shorter survival period and except for the covenants and agreements in Sections 7.2, 7.3, 7.4, 7.5, 7.7, 7.8, 7.9, 7.10 and 7.15, which shall survive until (but not beyond) the Effective Time ).
          Section 10.2 Notices. Except as otherwise provided herein, any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission or by courier service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:
(a)	if to Transocean or Merger Sub:
Transocean Inc.
4 Greenway Plaza
Houston, Texas 77046
Attention: Eric B. Brown
Telephone: (713) 232-7500
Facsimile: (713) 232-7600
with a copy to:
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, Texas 77002-4995
Attention: Gene J. Oshman
                    John D. Geddes
Telephone: (713) 229-1234
Facsimile: (713) 229-7778
(b)	if to GlobalSantaFe:
GlobalSantaFe Corporation
15375 Memorial Drive
Houston, Texas 77079
Attention: Jim McCulloch
Telephone: (281) 925-6918
Facsimile: (281) 925-6909
with a copy to:
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Telephone: (212) 735-3000
Facsimile: (212) 735-2000
Attention: Peter Allan Atkins
                    Frank Ed Bayouth II
or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed.

          Section 10.3 Assignment; Binding Effect; Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for (a) the provisions of Section 7.13, (b) the right of GlobalSantaFe shareholders to receive the GlobalSantaFe Merger Consideration after the Closing (a claim with respect to which may not be made unless and until the Closing shall have occurred), (c) the right of Transocean shareholders to receive the Transocean Reclassification Consideration after the Closing (a claim with respect to which may not be made unless and until the Closing shall have occurred), (d) the right of each party, on behalf of its shareholders, to pursue damages in the event of the other party’s willful breach of this Agreement, or fraud, which right is hereby acknowledged and agreed, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.
          Section 10.4 Entire Agreement. This Agreement, the exhibits to this Agreement, the Transocean Disclosure Letter, the GlobalSantaFe Disclosure Letter and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto, except that the Confidentiality and Standstill Agreement shall continue in effect. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.
          Section 10.5 Amendments. This Agreement may be amended by the parties hereto, by action taken or authorized by their Boards of Directors, at any time before or after approval of matters presented in connection with the Merger and the Reclassification by the shareholders of Transocean or GlobalSantaFe, but after any such shareholder approval, no amendment shall be made which by law requires the further approval of shareholders without obtaining such further approval. The parties agree that in the event that it becomes reasonably apparent to both parties that the consummation of a direct amalgamation of GlobalSantaFe with Transocean by way of a scheme of arrangement is more practicable than the Merger, the parties agree to take such actions as shall be reasonably necessary to restructure the transaction contemplated hereby accordingly, and that thereafter all references herein to the “Merger” shall be deemed to refer to such alternate scheme. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
          Section 10.6 Governing Law. Except to the extent that the laws of the jurisdiction of organization of any party hereto, or any other jurisdiction, are mandatorily applicable to the Merger and the Reclassification or to matters arising under or in connection with this Agreement, this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its rules of conflicts of laws.
          Section 10.7 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.
          Section 10.8 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only and shall be given no substantive or interpretative effect whatsoever.
          Section 10.9 Interpretation. In this Agreement:
          (a) Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders, and words denoting natural persons shall include corporations and partnerships and vice versa.
          (b) The phrase “to the knowledge of” and similar phrases relating to knowledge of Transocean or GlobalSantaFe, as the case may be, shall mean, with respect to Transocean, the actual knowledge of Robert L. Long, Jean P. Cahuzac, Steven L. Newman, Eric B. Brown, Gregory L. Cauthen, David J. Mullen and David A. Tonnel and, with respect to GlobalSantaFe, the actual knowledge of Jon A. Marshall, W. Matt Ralls, Michael R. Dawson, Robert L. Herrin, Jr., Roger B. Hunt, James L. McCulloch, Cheryl D. Richard and R. Blake Simmons.
          (c) As used in this Agreement, any reference to any fact, circumstance, event, change, effect or occurrence having a “Material Adverse Effect” with respect to any Person means any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate, with all other facts, circumstances, events, changes, effects or occurrences, has had or would be reasonably likely to have a material adverse effect on the assets, properties, business, results of operation or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or that would be reasonably likely to prevent or materially delay or materially impair the ability of such Person to perform its obligations hereunder or to consummate the Merger, the Reclassification or the other transactions contemplated hereby, but shall not include (i) facts, circumstances, events, changes, effects or occurrences generally affecting the drilling services industry or the economy or the financial or securities markets in the United States or elsewhere in the world, including any regulatory or political conditions or developments, or any outbreak or escalation of hostilities, declared or undeclared acts of war, terrorism or insurrection, except to the extent any fact, circumstance, event, change, effect or occurrence relative to other comparable industry participants materially disproportionately impacts the assets, properties, business, results of operation or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, (ii) facts, circumstances, events, changes, effects or occurrences to the extent directly resulting from the announcement of the execution of this Agreement or the consummation of the transactions contemplated hereby (without diminishing the effect of any representations or warranties herein), (iii) fluctuations in the price or trading volume of the ordinary shares of such Person; provided, that the exception in this clause (iii) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying such fluctuation has resulted in, or contributed to, a Material Adverse Effect with respect to such Person, (iv) facts, circumstances, events, changes, effects or occurrences to the extent resulting from any changes in Applicable Law or in GAAP (or the interpretation thereof) after the date hereof, (v) facts, circumstances, events, changes, effects or occurrences to the extent resulting from any legal proceedings made or brought by any of the current or former shareholders of such Person (on their own behalf or on behalf of such Person) arising out of or related to this Agreement or any of the transactions contemplated hereby or (vi) any failure by such Person to meet any published analyst estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period or any failure by such Person to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations; provided, that the exception in this clause (vi) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying such failure has resulted in, or contributed to, a Material Adverse Effect with respect to such Person.
          (d) The term “Subsidiary,” when used with respect to any party, means any corporation or other organization (including a limited liability company), whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such party is a general partner.
          (e) When a reference is made in this Agreement to Articles or Sections, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated.
          (f) Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”
          (g) The phrase “the date of this Agreement,” “date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to July 21, 2007.
          (h) Any statute, rule or regulation defined or referred to herein means such statute, rule or regulation as from time to time amended, modified or supplemented, including by succession of comparable successor statutes, rules and regulations and references to all attachments thereto and instruments incorporated therein.
          (i) The phrase “made available” when used in this Agreement shall mean that the information referred to has been made available to the party to whom such information is to be made available.
          Section 10.10 Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

          Section 10.11 Incorporation of Exhibits. The exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.
          Section 10.12 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.
          Section 10.13 Enforcement of Agreement.
          (a) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. No party shall object to the other parties’ right to specific performance as a remedy for breach of this Agreement.
          (b) Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Delaware state court or any Federal court located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated herein, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated herein in any court other than any Delaware state court or any Federal court sitting in the State of Delaware.
          (c) Each of Transocean and GlobalSantaFe designates and appoints The Corporation Trust Company and such Person’s successors and assigns as its lawful agent in the United States of America upon which may be served, and which may accept and acknowledge, for and on behalf of such party all process in any action, suit or proceedings that may be brought against such party in any of the courts referred to in this Section, and agrees that such service of process, or the acceptance or acknowledgment thereof by said agent, shall be valid, effective and binding in every respect.
          Section 10.14 Waiver of Jury Trial. EACH OF TRANSOCEAN, GLOBALSANTAFE AND MERGER SUB HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS OF TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.
          Section 10.15 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement,

or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no past, present or future affiliate, director, officer, employee, incorporator, member, manager, partner, shareholder, agent, attorney or representative of any party hereto shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

          IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

TRANSOCEAN INC.
By:	/s/ Robert L. Long
Name:	Robert L. Long
Title:	Chief Executive Officer

GLOBALSANTAFE CORPORATION
By:	/s/ Jon A. Marshall
Name:	Jon A. Marshall
Title:	President and Chief Executive Officer

TRANSOCEAN WORLDWIDE INC.
By:	/s/ Robert L. Long
Name:	Robert L. Long
Title:	President

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